



Meridian Bioscience®, Inc.

Inspired Science. Trusted Solutions.®

30 YEARS 1977 – 2007

CAPMATIC

2007 ANNUAL REPORT

SELECTED FINANCIAL DATA

Income Statement Information *(Amounts in thousands, except for per share data)*

	FY 2007	FY 2006	FY 2005	FY 2004	FY 2003
Net sales	$122,963	$108,413	$92,965	$79,606	$65,864
Gross profit	74,940	64,684	54,890	45,955	38,383
Operating income	35,030	26,894	20,325	14,956	12,884
Net earnings	26,721	18,333	12,638	9,366	7,077
Basic earnings per share	$ 0.67	$ 0.47	$ 0.36	$ 0.28	$ 0.21
Diluted earnings per share	$ 0.66	$ 0.46	$ 0.35	$ 0.27	$ 0.21
Cash dividends declared per share	$ 0.40	$ 0.28	$ 0.20	$ 0.17	$ 0.15
Book value per share	$ 2.83	$ 2.40	$ 2.14	$ 0.96	$ 0.81

Balance Sheet Information

	30-Sep-07	30-Sep-06	30-Sep-05	30-Sep-04	30-Sep-03
Current assets	$93,745	$80,742	$69,725	$35,603	$31,872
Current liabilities	17,067	20,617	19,791	16,650	15,330
Total assets	132,698	120,528	110,134	68,814	65,731
Long-term debt obligations	-	1,803	2,684	17,093	21,505
Shareholders' equity	112,948	94,350	83,333	32,424	26,795

Forward Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor from civil litigation for forward-looking statements accompanied by meaningful cautionary statements. Except for historical information, this report contains forward-looking statements which may be identified by words such as "estimates", "anticipates", "projects", "plans", "seeks", "may", "will", "expects", "intends", "believes", "should" and similar expressions or the negative versions thereof and which also may be identified by their context. Such statements, whether expressed or implied, are based upon current expectations of the Company and speak only as of the date made. The Company assumes no obligation to publicly update any forward-looking statements. These statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially, including, without limitation, the following:

Meridian's continued growth depends, in part, on its ability to introduce into the marketplace enhancements of existing products or new products that incorporate technological advances, meet customer requirements and respond to products developed by Meridian's competition. While Meridian has introduced a number of internally developed products, there can be no assurance that it will be successful in the future in introducing such products on a timely basis. Ongoing consolidations of reference laboratories and formation of multi-hospital alliances may cause adverse changes to pricing and distribution. Costs and difficulties in complying with laws and regulations administered by the United States Food and Drug Administration can result in unanticipated expenses and delays and interruptions to the sale of new and existing products. Changes in the relative strength or weakness of the U.S. dollar can change expected results. One of Meridian's main growth strategies is the acquisition of companies and product lines. There can be no assurance that additional acquisitions will be consummated or that, if consummated, will be successful and the acquired businesses successfully integrated into Meridian's operations. In addition to the factors described in this paragraph, Part I, Item 1A Risk Factors of our Form 10-K contains a list of uncertainties and risks that may affect the financial performance of the Company.

CORPORATE PROFILE

Meridian is a fully integrated life science company that manufactures, markets and distributes a broad range of innovative diagnostic test kits, purified reagents and related products and offers biopharmaceutical enabling technologies. Utilizing a variety of methods, these products and diagnostic tests provide accuracy, simplicity and speed in the early diagnosis and treatment of common medical conditions, such as gastrointestinal, viral, and respiratory infections. Meridian's diagnostic products are used outside of the human body and require little or no special equipment. The Company's products are designed to enhance patient well-being while reducing the total outcome costs of healthcare. Meridian has strong market positions in the areas of gastrointestinal and upper respiratory infections, serology, parasitology and fungal disease diagnosis. In addition, Meridian is a supplier of rare reagents, specialty biologicals and related technologies used by biopharmaceutical companies engaged in research for new drugs and vaccines. The Company markets its products and technologies to hospitals, reference laboratories, research centers, veterinary testing centers, physician offices, diagnostics manufacturers and biotech companies in more than 60 countries around the world. The Company's shares are traded through NASDAQ's Global Select Market, symbol VIVO. Meridian's website address is www.meridianbioscience.com.



TO OUR SHAREHOLDERS





William J. Motto | John A. Kraeutler

New infections are emerging and spreading faster than at any other time in human history, according to the World Health Organization. In the past 30 years, new infections have been appearing at the rate of at least one per year. Also, older infections that were once thought to have been eradicated or under control are reappearing and spreading globally. For those 30 years, Meridian Bioscience has continued to be a market leader in the development, manufacture and distribution of diagnostic tests and therapeutic tools that have had a significant positive impact on controlling the detection and treatment of infectious pathogens.

Fiscal 2007 produced results, both financial and strategic, that extended the Company's record of consistent innovation leading to meaningful shareholder returns. As we entered fiscal 2007, our US and European Diagnostics business units' primary emphasis was on maintaining strong organic revenue growth in each of our key strategic infectious disease categories: 1) hospital acquired infections caused by the toxin-producing strains of C. *difficile* bacteria; 2) viral and bacterial upper respiratory disease, such as influenza, RSV, strep A and Mycoplasma pneumonia, and; 3) stomach ulcers and gastritis due to infection from the *Helicobacter pylori* bacteria. We also looked forward to strengthening Meridian's position in testing for food borne infections via the launch of our first rapid test for toxigenic *E. coli* bacteria resulting from our Merck collaboration. The Meridian Life Science business unit continued to add consistency to its portfolio of products and services by focusing upon the consolidation of its sales and marketing structure, the launch of new analytes for its major diagnostic manufacturing customers, and the building of a pipeline of products and projects for its biologics production facility. And finally, our intention was to maintain tight control over our production costs,

SUPERIOR PERFORMANCE


NET EARNINGS
(dollars in millions)
$27
$24
$21
$18
$15
$12
$9
2005
2006
2007
NET SALES
(dollars in millions)
$130
$120
$110
$100
$90
$80
$70
2005
2006
2007
DILUTED EARNINGS PER SHARE
0.65
0.60
0.55
0.50
0.45
0.40
0.35
2005
2006
2007

our staffing, and our uses of capital so that maximum financial efficiency could be sustained.

We are delighted to report that our efforts resulted in overall organic revenues for fiscal 2007 growing at 13% and net income increasing by 33%, excluding the impact of a one-time tax benefit realized in the third quarter.

US Diagnostics sales improved by 14% as we expanded market shares in *C. difficile* and upper respiratory testing. In addition, we saw continued HpSA test demand from our efforts in working with the major managed care organizations to drive testing and treatment of *H. pylori* among their members. Also, in the second quarter, we introduced Immuno*Card* Stat!® EHEC, a rapid test developed in collaboration with Merck for the detection of toxin-producing *E. coli* in patients that may have ingested contaminated produce or meat products. The success of Immuno*Card* Stat!® EHEC exceeded our expectations and has had a positive impact on the sales of Meridian's

Recent automation initiatives have increased capacity, operating efficiency and resulting gross profit margins.



other tests for food borne disease. The European Diagnostics business unit recorded a 19% increase in revenues, driven by C. *difficile* product sales and partially assisted by a favorable currency exchange rate. In certain non-US markets, such as the United Kingdom and Canada, the reporting of hospital-acquired C. *difficile* infections is mandatory under national laws. The increased awareness of the dangers of toxigenic C. *difficile* infection has resulted in an increased level of diagnostic testing as well as improved sanitary measures in hospitals. We expect that public health agencies around the world will continue to support mandatory reporting of serious infections like C. *difficile* to better control the spread of disease coming from hospitals and other healthcare settings.

As expected, our Life Science business improved its financial performance quarter by quarter throughout fiscal 2007, finishing the year at 7% overall growth. Driven primarily by sales of rare biologicals, including viral proteins and antibodies used by large diagnostic manufacturers, Life Science revenues increased by 11% and 18% in the third and fourth quarters, respectively. As we begin fiscal 2008, we are encouraged by the sales momentum generated in the latter period of the prior year, and we are anticipating continued strength in our core Life Science products and strong demand for our Biologics products and services.

Our hospital and reference laboratory customers face constant cost pressures as they are asked to take on greater workloads. One key to Meridian's success is that we have consistently developed and



SALES PER EMPLOYEE
(dollars in thousands)


$300
$200
$100
$0
2005
2006
2007



Our new products and technologies can reduce the overall costs of health care and improve patient well-being.


Meridian
Bioscience, Inc.

Consistent double-digit organic revenue growth is fueled by the internal development of new products.



launched new tests and technologies that can reduce the overall costs of healthcare, while improving patient well-being through early testing and treatment. To ensure that our business continues to operate efficiently in these cost-conscious times, we have striven to add speed and volume capability to our manufacturing facilities. During fiscal 2006, by adding sophisticated robotics, we increased both the output rates and the quality of our Immuno*Card* test products. In fiscal 2007, our management and engineering teams added high-speed automation to key filling lines. This improvement allowed Meridian to shut down a second shift while increasing our production volumes. Our increased efficiency is demonstrated by the improvement in gross profit margins, from 60% in the prior year to 61% for fiscal 2007. We will continue to focus on improving margins by introducing high value products manufactured internally and with optimal efficiency. Each of Meridian's employees is acutely aware of our financial goals, including the need to improve margins and to spend your Company's capital wisely. For fiscal 2007 not only did gross profit improve, but operating expenses also declined from 35% to 32% of sales. Operating income increased to 28% of sales and net income, excluding a one-time tax benefit realized in the third quarter, reached a very strong 20% of sales. As a further measure of our efficiency, sales per employee exceeded $300,000 for the first time. We will continue to monitor your Company's financial performance, and we will continue to base our incentives on those aspects of Meridian's business that contribute to high shareholder value.

As you know, VIVO stock has been very well regarded in the financial markets. We attribute this success to our ability to deliver high quality sales growth each year driven by new tests and technologies and our commitment to maintain strict financial controls so that optimum earnings are delivered to the bottom line. A key measure of our solid financial strength is the annual dividend. Meridian has paid a dividend for seventeen years with seventeen increases. For the past five years, Meridian's common stock has yielded a compound annual growth rate of 64%, or 68% when dividends are reinvested. For the past three years, our CAGR is 73%, or 76% with dividends. The consistency of our efforts has enabled VIVO to be one of the highest performing stocks in its peer group.

Meridian Bioscience is delighted to have delivered results above plan in fiscal 2007 and we are well-positioned to extend our winning streak into the future. Our core diagnostics business is expected to continue to grow market share in key strategic areas augmented by our early success in testing for food borne infections. Two new diagnostic tests, TRU FLU® and TRU RSV® have recently received FDA clearance to market and we expect that this new technology will offer important containment and safety advantages to laboratory technicians that are working with potentially dangerous respiratory samples. We have made excellent progress in the development of our first molecular assays based upon the LAMP technology licensed from Eiken Chemical. Our Life Science team will continue to expand its offerings of products and technologies, including our new RSV



YEAR IN REVIEW

GLOBAL DIAGNOSTICS

In the second quarter of fiscal 2007, we introduced Immuno*Card* Stat!® EHEC, our first rapid test developed in collaboration with Merck for the detection of toxin-producing *E. coli* in patients. Generally, this toxin is introduced to the body by ingestion of contaminated produce or meats. As a result of this very successful product launch, sales in this product category almost doubled and are now approaching $4 million.

Immono*Card* Stat!® EHEC is the latest in a series of highly successful products aimed at the acute infectious disease market. This rapid test joins our Immuno*Card*® Toxins A&B test, which detects hospital acquired infections caused by the toxin producing strains of *C. difficile* bacteria. We are the market leader in the growing *C. difficile* market and our *C. difficile* line of products generated revenue growth of 26% in fiscal 2007.

We benefited from strong revenue growth in fiscal 2007 from our tests for *Helicobacter pylori*, which causes stomach ulcers. This product category grew 19% and our efforts with managed care are contributing to this growth. Our broad line of upper respiratory tests for infections from influenza, RSV, strep A and Mycoplasma pneumonia also had a strong year contributing 12% growth.

With the additional investments in research and development in 2007, we expect to see several new products launched in 2008, including our new TRU FLU® and TRU RSV®, and further progress on our first molecular assays based on our LAMP technology licensed from Eiken Chemical.

LIFE SCIENCE

After a challenging start to fiscal 2007, our Life Science segment reported 11% revenue growth in the third


Sophisticated robotics have enabled us to satisfy the growing demand for high value rapid diagnostic kits.

challenge stock materials that will be used in clinical trials by biotech partners that are developing therapies and vaccines for this respiratory virus. The importance of innovation as a driver of Meridian's success is undisputed. To prepare for our future, additional R&D resources have been added during fiscal 2007 that will yield new products and services. Also, we continue to look for acquisitions of businesses, products and technologies that can add incremental growth capabilities for tomorrow's Meridian.

We thank you as always for your support of Meridian Bioscience. Our success is determined by our ability to satisfy our shareholders. Sincere appreciation goes out to our Board of Directors and to our customers and employees around the world. We thank our suppliers and our distributors that participate each day in helping Meridian thrive. We will continue to set high expectations for your Company and we will work diligently and with enthusiasm to exceed those expectations.

William J. Motto
Chairman and Chief Executive Officer

John A. Kraeutler
President and Chief Operating Officer

quarter and 18% in the fourth quarter. The consolidation of the sales and marketing structures organized along 4 product brands yielded the results we expected - a return to double-digit revenue growth in the second half of the year. Three of the four brands, Biodesign, OEM Concepts and Viral Antigens, experienced double-digit revenue growth for fiscal 2007 and we expect this momentum to continue into 2008. Our fourth brand, Meridian Biologics, is expected to return to double-digit growth in 2008.

In 2008, we expect revenues from new product offerings in the areas of toxoplasmosis, CMV and RSV. Additionally in 2008, we will be expanding our facility in Maine to over twice its current size to handle anticipated growth in our Biodesign and OEM Concepts brands.

FINANCIAL PERFORMANCE

In 2007, we continued to invest wisely in the business, improving our financial metrics. Our gross profit margin improved one point and our operating income margin improved 3 percentage points to 28% of sales. Once again, we increased the dividend – 43% in 2007. Lastly, we returned exceptional value to our shareholders as our stock returned 97% with dividends in 2007.

RECOGNITION

For the fourth year in a row, we were recognized by Forbes as one of the Best Small Companies. Business Week recognized the company as #68 on their list of 100 Hot Growth Companies. We also ranked #58 on the Fortune Small Business list of America's Fastest Growing Public Companies.

TEN-YEAR SUMMARY

(Dollars in thousands except per share data and number of employees)

	Selected Financial And Operating Data For the Years Ended September 30,									
	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Net Sales	$122,963	$108,413	$92,965	$79,606	$65,864	$59,104	$56,527	$57,096	$53,927	$33,169
Cost of Sales	48,023	43,729	38,075	33,651	27,481	24,506	29,821	21,650	19,558	10,650
Gross Margin	74,940	64,684	54,890	45,955	38,383	34,598	26,706	35,446	34,369	22,519
Percent of Sales	60.9%	59.7%	59.0%	57.7%	58.3%	58.5%	47.2%	62.1%	63.7%	67.9%
Operating Expenses										
Research & Development	6,085	4,799	3,866	4,377	3,875	2,888	3,363	2,260	1,986	1,994
Sales & Marketing	17,124	16,698	15,208	12,565	10,601	9,730	10,971	12,256	11,172	7,492
General & Administrative	16,701	16,293	15,491	14,057	11,023	10,775	11,495	10,776	9,769	4,682
Other	–	–	–	–	–	1,211[1]	13,384[2]	800[3]	4,915[4]	–
Total Operating Expenses	39,910	37,790	34,565	30,999	25,499	24,604	39,213	26,092	27,842	14,168
Operating Income (loss)	35,030	26,894	20,325	14,956	12,884	9,994	(12,507)	9,354	6,527	8,351
Percent of Sales	28.5%	24.8%	21.9%	18.8%	19.6%	16.9%	-22.1%	16.4%	12.1%	25.2%
Other Income and Expense										
Interest Income	1,642	1,123	43	31	42	38	166	382	505	1,340
Interest Expense	(38)	(128)	(770)	(1,557)	(1,718)	(1,974)	(2,546)	(2,124)	(2,143)	(1,624)
Other, Net	48	177	107	63	478	185	(19)	(674)	(77)	(13)
Total Other Income (Expense)	1,652	1,172	(620)	(1,463)	(1,198)	(1,751)	(2,399)	(2,416)	(1,715)	(297)
Earnings (Loss) Before Income Taxes	36,682	28,066	19,705	13,493	11,686	8,243	(14,906)	6,938	4,812	8,054
Income Taxes	9,961	9,733	7,067	4,127	4,609	3,212	(4,631)	(173)	2,739	3,096
Net Earnings (Loss)	$ 26,721	$ 18,333	$ 12,638	$ 9,366	$ 7,077	$ 5,031	$(10,275)	$ 7,111	$ 2,073	$ 4,958
Percent of Sales	21.7%	16.9%	13.6%	11.8%	10.7%	8.5%	-18.2%	12.5%	3.8%	14.9%
Cash Dividends Paid[5]	$0.40	$0.28	$0.20	$0.17	$0.15	$0.12	$0.12	$0.10	$0.09	$0.10
Basic Shares Outstanding[5]	39,584	39,132	35,211	33,441	32,994	32,897	32,825	32,771	32,366	32,346
Basic Earnings (Loss) Per Share[5]	$0.67	$0.47	$0.36	$0.28	$0.21	$ 0.15	$(0.31)	$0.22	$0.06	$0.15
Diluted Shares Outstanding[5]	40,738	40,164	36,156	34,333	33,638	33,210	32,825	32,967	32,805	33,082
Diluted Earnings (Loss) Per Share[5]	$0.66	$0.46	$0.35	$0.27	$ 0.21	$0.15	($0.31)	$0.22	$0.06	$0.15
Total Assets	$132,698	$120,528	$110,134	$68,814	$65,731	$65,095	$65,982	$84,717	$72,161	$59,147
Cash and Investments	49,400	40,348	33,085	2,583	2,683	3,060	4,673	4,833	7,231	23,769
Capital Expenditures	3,211	3,120	2,590	2,385	1,812	3,550	1,923	4,047	2,153	1,321
Net Working Capital	76,678	60,125	49,934	18,953	16,542	15,126	16,134	24,179	18,142	35,895
Long-term Obligations	-	1,803	2,684	17,093	21,505	23,626	24,349	27,159	22,187	20,808
Shareholders' Equity	112,948	94,350	83,333	32,424	26,795	24,381	22,944	36,611	33,591	34,683
Return on Beginning Equity	28.3%	22.0%	39.0%	35.0%	29.0%	21.9%	-28.1%	21.2%	6.0%	15.2%
Year-End Stock Price[5]	$30.32	$15.67	$13.80	$5.92	$4.46	$2.59	$2.09	$3.50	$3.55	$3.39
Number of Employees	402	404	390	363	356	350	334	377	324	192
Sales per Employee	$306	$268	$238	$219	$185	$169	$169	$151	$166	$173

(1) Cost of abandoned acquisition
(2) Charges related to FDA matters (11,074), European restructuring (1,510), and purchased R & D (800)
(3) European restructuring
(4) Merger integration (3,415) and purchased R & D (1,500)
(5) As adjusted for common stock splits. Basic and Diluted EPS is based on weighted average shares outstanding.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2007.

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO ____________

Commission File No. 0-14902

MERIDIAN BIOSCIENCE, INC.

Incorporated under the Laws of Ohio	3471 River Hills Drive Cincinnati, Ohio 45244	IRS Employer ID No. 31-0888197

Phone: (513) 271-3700

Securities Registered Pursuant to Section 12(b) of the Act:

Common Shares, No Par Value

Securities Registered Pursuant to Section 12(g) of the Act:

None


SEC MAIL PROCESSING
RECEIVED
DEC 31 2007
WASH., D.C.
182
SECTION

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES	NO
___	X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act.

YES	NO
___	X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.

YES	NO
X	___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S–K (Section 229.405 of this Chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10–K or any amendment to this Form 10–K.

YES	NO
X	___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ___ Accelerated filer X Non-accelerated filer ___

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2).

YES	NO
___	X

The aggregate market value of Common Shares held by non-affiliates as of March 31, 2007 was $699,747,338 based on a closing sale price of $18.51 per share on March 30, 2007. As of October 31, 2007, 39,877,672 no par value Common Shares were issued and outstanding.

Documents Incorporated by Reference

Portions of the Registrant's Annual Report to Shareholders for the fiscal year ended September 30, 2007 furnished to the Commission pursuant to Rule 14a-3(b) as specified and portions of the Registrant's Proxy Statement filed with the Commission for its 2008 Annual Shareholders' Meeting are incorporated by reference in Part III as specified.

MERIDIAN BIOSCIENCE, INC.
INDEX TO ANNUAL REPORT
ON FORM 10-K

FORWARD LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a safe harbor from civil litigation for forward-looking statements accompanied by meaningful cautionary statements. Except for historical information, this report contains forward-looking statements which may be identified by words such as "estimates", "anticipates", "projects", "plans", "seeks", "may", "will", "expects", "intends", "believes", "should" and similar expressions or the negative versions thereof and which also may be identified by their context. Such statements, whether expressed or implied, are based upon current expectations of the Company and speak only as of the date made. The Company assumes no obligation to publicly update any forward-looking statements. These statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially, including, without limitation, the following: Meridian's continued growth depends, in part, on its ability to introduce into the marketplace enhancements of existing products or new products that incorporate technological advances, meet customer requirements and respond to products developed by Meridian's competition. While Meridian has introduced a number of internally developed products, there can be no assurance that it will be successful in the future in introducing such products on a timely basis. Ongoing consolidations of reference laboratories and formation of multi-hospital alliances may cause adverse changes to pricing and distribution. Costs and difficulties in complying with laws and regulations administered by the United States Food and Drug Administration can result in unanticipated expenses and delays and interruptions to the sale of new and existing products. Changes in the relative strength or weakness of the US dollar can change expected results. One of Meridian's main growth strategies is the acquisition of companies and product lines. There can be no assurance that additional acquisitions will be consummated or that, if consummated, will be successful and the acquired businesses successfully integrated into Meridian's operations. In addition to the factors described in this paragraph, Part I, Item 1A Risk Factors contains a list of uncertainties and risks that may affect the financial performance of the Company.

PART I.

This Annual Report on Form 10-K includes forward-looking statements about our business and results of operations that are subject to risks and uncertainties. See "Forward-Looking Statements" above. Factors that could cause or contribute to such differences include those discussed in Item 1A. In addition to the risk factors discussed herein, we are also subject to additional risks and uncertainties not presently known to us or that we currently deem immaterial. If any of these risks and uncertainties develops into actual events, our business, financial condition or results of operations could be adversely affected.

Unless the context requires otherwise, references in this Annual Report on Form 10-K to "we," "us," "our," or "our company" refer to Meridian Bioscience, Inc. and its subsidiaries.

ITEM 1.

BUSINESS

Overview

Meridian is a fully-integrated life science company whose principal businesses are (i) the development, manufacture, sale and distribution of diagnostic test kits, primarily for certain respiratory, gastrointestinal, viral and parasitic infectious diseases, (ii) the manufacture and distribution of bulk antigens, antibodies, and reagents used by researchers and other diagnostic manufacturers and (iii) the contract development and manufacture of proteins and other biologicals for use by biopharmaceutical and biotechnology companies engaged in research for new drugs and vaccines. By exploiting revenue opportunities across research, clinical diagnostics, and therapeutics, we strive to maximize revenues, efficiently invest in research and development, and increase profitability of our manufacturing operations.

Operating Segments

Our reportable operating segments are US Diagnostics, European Diagnostics, and Life Science. The US Diagnostics operating segment consists of manufacturing operations in Cincinnati, Ohio, and the sale and distribution of diagnostics test kits in the US and countries outside of Europe, Africa and the Middle East. The European Diagnostics operating segment consists of the sale and distribution of diagnostics test kits in Europe, Africa and the Middle East. The Life Science operating segment consists of manufacturing operations in Memphis, Tennessee, Saco, Maine, and Boca Raton, Florida, and the sale and distribution of bulk antigens, antibodies, and bioresearch reagents domestically and abroad. The Life Science operating segment also includes the contract development and manufacture of proteins and other biologicals for use by biopharmaceutical and biotechnology companies engaged in research for new drugs and vaccines. Financial information for Meridian's operating segments is included in Note 9 to the consolidated financial statements contained herein.

Our primary source of domestic and international revenues continues to be core diagnostic products, which represented 80% of consolidated net sales for fiscal 2007. Our diagnostic products provide accuracy, simplicity, and speed, enable early diagnosis and treatment of common, acute medical conditions, and provide for better patient outcomes at reduced costs. We target diagnostics for disease states that (i) are acute conditions where rapid diagnosis impacts patient outcomes, (ii) have opportunistic demographic and disease profiles, (iii) are underserved by current diagnostic products, and (iv) have difficult sample handling requirements. This approach has allowed us to establish significant market share in our target disease states.

Our website is www.meridianbioscience.com. We make available our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments thereto, free of charge through this website, as soon as reasonably practicable after such material has been electronically filed with or furnished to the Securities and Exchange Commission. These reports may also be read and copied at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549, phone 1-800-732-0330. The SEC maintains an internet site containing these filings and other information regarding Meridian at http://www.sec.gov.

US Diagnostics Operating Segment

Overview

Our US Diagnostics operating segment's business focuses on the development, manufacture, sale and distribution of diagnostic test kits, primarily for certain respiratory, gastrointestinal, viral and parasitic infectious diseases. In addition to diagnostic test kits, products also include transport media that store and preserve specimen samples from patient collection to laboratory testing. Third-party sales for this operating segment were $74,845,000, $65,721,000 and $53,485,000 for fiscal 2007, 2006 and 2005, respectively, reflecting a three-year compound annual growth rate of 16%. As of September 30, 2007, our US Diagnostics operating segment had 250 employees.

Our diagnostic test kits utilize immunodiagnostic technologies, which test samples of blood, urine, stool, and other body fluids or tissue for the presence of antigens and antibodies of specific infectious diseases. Specific immunodiagnostic technologies used in our diagnostic test kits include enzyme immunoassay, immunofluorescence, particle agglutination/aggregation, immunodiffusion, complement fixation, and chemical stains.

Our diagnostic products are used principally in the detection of respiratory diseases, such as pneumonia, valley fever, influenza, and Respiratory Syncytial Virus (RSV); gastrointestinal diseases, such as stomach ulcers (*H. pylori*), antibiotic-associated diarrhea (C. *difficile*) and pediatric diarrhea (Rotavirus and Adenovirus); viral diseases, such as Mononucleosis, Herpes Simplex, Chicken Pox and Shingles (Varicella-Zoster) and Cytomegalovirus (organ transplant infections); and parasitic diseases, such as Giardiasis, Cryptosporidiosis and Lyme. The primary markets and customers for these products are reference laboratories, hospitals, and physicians' offices.

Market Trends

The global market for infectious disease tests continues to expand as new disease states are identified, new therapies become available, and worldwide standards of living and access to health care improve. More importantly, within this market there is a continuing shift from conventional testing, which requires highly trained personnel and lengthy turnaround times for test results, to more technologically advanced testing which can be performed by less highly trained personnel and completed in minutes or hours.

The increasing pressures to contain total health care costs have accelerated the increased use of diagnostic testing. With rapid and accurate diagnoses of infectious diseases, physicians can pinpoint appropriate therapies quickly, leading to faster recovery, shorter hospital stays and lower treatment expense. In addition, these pressures have led to a major consolidation among reference laboratories and the formation of multi-hospital alliances that have reduced the number of institutional customers for diagnostic products and resulted in changes in buying practices. Specifically, multi-year exclusive or primary source marketing or distribution contracts with institutional customers have become more common, replacing less formal distribution arrangements of shorter duration and involving lower product volumes.

Sales and Marketing

Our US Diagnostics operating segment's sales and distribution network consists of a direct sales force in the US and independent distributors in the US and abroad. The direct sales force consists of one senior director of sales, three regional sales managers, one director of corporate health systems, one manager of corporate health systems, one director of health plan and payer markets, one international distribution manager, 25 technical sales representatives, and three inside sales representatives. We utilize two primary independent distributors in the US, who accounted for 51% of the US Diagnostics operating segment's third-party sales in fiscal 2007. We manage the selling effort for key customers where these independent distributors are utilized.

Consolidation of the US healthcare industry is expected to continue and potentially affect our customers. Industry consolidation puts pressure on pricing and aggregates buying power. In response, we have looked to multi-year supply agreements with consolidated healthcare providers and major reference laboratories to stabilize pricing.

Products and Markets

We have expertise in the development and manufacture of products based on multiple core diagnostic technologies, each of which enables the visualization and identification of antigen/antibody reactions for specific pathogens. Our product technologies include enzyme immunoassay, immunofluorescence, particle agglutination/aggregation, immunodiffusion, complement fixation and chemical stains. As a result, we are able to develop and manufacture diagnostic tests in a variety of formats that satisfy customer needs and preferences, whether in a hospital, commercial or reference laboratory or alternate site location. Our product offering consists of approximately 140 medical diagnostic products. Our products generally range in list price from $1 per test to $33 per test.

Research and Development

Our US Diagnostics operating segment's research and development organization consists of 14 research scientists with expertise in biochemistry, immunology, mycology, bacteriology, virology, and parasitology. Research and development expenses for the US Diagnostics operating segment for fiscal 2007, 2006 and 2005 were $4,571,000, $3,342,000 and $3,043,000, respectively. This research and development organization focuses its activities on new applications for our existing technologies, improvements to existing products and development of new technologies. Research and development efforts may occur in-house or with collaborative partners. We believe that new product development is a key source for sustaining revenue growth. Our internally developed products include Premier™ Platinum HpSA PLUS, Premier™ Toxins A & B, and Immuno*Card*® Toxins A & B, which together accounted for 39% of our US Diagnostics operating segment's third-party sales during fiscal 2007.

We believe that the use of collaborative partners in the development of new products will complement our internal research and development staff in a manner that allows us to bring products to market more quickly than if development were to occur solely on an internal basis. During August 2006, we entered into a partnership agreement with the Performance & Life Science Chemicals Division of Merck KGaA, Darmstadt, Germany for the development of new clinical assays. Our first product under this agreement, Immuno*Card* STAT!® EHEC, was launched during the second quarter of fiscal 2007.

Over the last 15 months, we have begun exploring and developing a molecular-based diagnostic testing technology to complement our existing antigen/antibody-based testing technologies. This first look at molecular-based testing started in October 2006, when we executed a license agreement with Eiken Chemical Co., Ltd. that provides rights to Eiken's loop-mediated isothermal amplification technology. This license provides us with rights for infectious disease testing in the United States and 18 other geographic markets. We currently have one product in active development using this molecular technology. Several other infectious diseases have been identified for future development using this technology.

Manufacturing

Our immunodiagnostic products require the production of highly specific and sensitive antigens and antibodies. Meridian produces substantially all of its own requirements including monoclonal antibodies and polyclonal antibodies, plus a variety of fungal, bacterial, and viral antigens. We believe that we have sufficient manufacturing capacity for anticipated growth in the near term.

Intellectual Property, Patents, and Licenses

We own or license US and foreign patents for approximately 25 products manufactured by our US Diagnostics operating segment, including Premier™ Platinum HpSA and Premier™ Platinum HpSA Plus. In the absence of patent protection, we may be vulnerable to competitors who successfully replicate our production and manufacturing technologies and processes. Our employees are required to execute confidentiality and non-disclosure agreements designed to protect our proprietary products.

Government Regulation

Our diagnostic products are regulated by the Food & Drug Administration (FDA) as "devices" pursuant to the Federal Food, Drug, and Cosmetic Act (FDCA). Under the FDCA, medical devices are classified into one of three classes (i.e., Class I, II or III). Class I and II devices are not expressly approved by the FDA, but, instead, are "cleared" for marketing. Class III devices generally must receive "pre-market approval" from the FDA as to safety and effectiveness.

Each of the diagnostic products currently marketed by us in the United States has been cleared by the FDA pursuant to the 510(k) clearance process or is exempt from such requirements. We believe that most, but not all, products under development will be classified as Class I or II medical devices and, in the case of Class II devices, will be eligible for 510(k) clearance.

Sales of our diagnostic products in foreign countries are subject to foreign government regulation, the requirements of which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval and the requirements may differ.

European Diagnostics Operating Segment

Our European Diagnostics operating segment's business focuses on the sale and distribution of diagnostic test kits, manufactured both by our US Diagnostics operating segment and by third-party vendors. Approximately 70% of third-party sales for fiscal 2007 for this operating segment were products purchased from our US Diagnostics operating segment. Third-party sales for this operating segment were $23,563,000, $19,828,000 and $17,818,000 for fiscal 2007, 2006 and 2005, respectively, reflecting a three-year compound annual growth rate of 15%. As of September 30, 2007, the European Diagnostics operating segment had 40 employees, including 17 employees in the direct sales force. Our European Diagnostics operating segment's sales and distribution network consists of direct sales forces in Belgium, France, Holland, and Italy, and independent distributors in other European countries, Africa and the Middle East. The European Diagnostics operating segment maintains a distribution center in Milan, Italy. The primary markets and customers for this operating segment are hospitals and reference laboratories.

The European Diagnostics operating segment's functional currency is the Euro. The translation of Euros into US dollars is subject to exchange rate fluctuations.

Life Science Operating Segment

Overview

Our Life Science operating segment's business focuses on the development, manufacture, sale, and distribution of bulk antigens, antibodies, and reagents used by researchers and other diagnostic companies, as well as contract development and manufacturing services under clinical cGMP conditions. Third-party sales for this operating segment were $24,555,000, $22,864,000 and $21,662,000 for fiscal 2007, 2006 and 2005, respectively, reflecting a three-year compound annual growth rate of 15%. As of September 30, 2007, our Life Science operating segment had 106 employees.

Most of the revenue for our Life Science operating segment currently comes from the manufacture, sale and distribution of bulk antigens, antibodies, and reagents used by researchers and other diagnostic companies. During fiscal 2007, 27% of third-party sales for this segment were to one customer, a substantial portion of which is under exclusive supply agreements that have annual automatic renewal provisions. We have a long-standing relationship with this customer, and although there can be no assurances, we intend to renew these supply agreements in the normal course of business.

Our clinical cGMP protein production facility in Memphis, Tennessee serves as an enabling technology for process development and large-scale manufacturing for biologicals used in new drugs and vaccines. The size of the facility is intended to accommodate manufacturing requirements for Phase I and Phase II clinical trials.

The customer base for this aspect of our Life Science business includes biopharmaceutical and biotechnology companies, as well as government agencies, such as the National Institutes of Health. Revenues for our Life Science operating segment, in the normal course of business, may be affected from quarter to quarter by the timing and nature of arrangements for contract services work, which may have longer production cycles than bioresearch reagents and bulk antigens and antibodies, as well as buying patterns of major customers. See Note 1(j) to the Consolidated Financial Statements herein for revenue recognition policies. Our revenues for contract services were $765,000, $2,537,000, and $3,053,000 in fiscal 2007, 2006, and 2005, respectively.

Products, Markets and Growth Strategies

Our Life Science operating segment's businesses have been assembled via acquisitions (BIODESIGN International in fiscal 1999, Viral Antigens in fiscal 2000, and most recently, OEM Concepts in fiscal 2005). Historically, these businesses were run autonomously. Over the last 18 months, growth strategies have been developed around sales and marketing integration, new product development integration, and four product brands. Our Life Science operating segment's four product brands can be described as follows:

- *BIODESIGN* – Antibodies, antigens and assay development reagents
- *Viral Antigens* – Custom infectious disease antigens
- *OEM Concepts* – Custom antibody development and manufacturing, in vivo or in vitro
- *Meridian Biologics* – Development and manufacturing of cGMP clinical grade biologicals

We believe that the business and growth prospects for all four product brands are favorable. Products from the BIODESIGN, OEM Concepts, and Viral Antigens brands are marketed primarily to diagnostic manufacturing customers as a source of raw materials for their products, or as an outsourced step in their manufacturing processes. These markets are highly fragmented; however, we believe we can be successful through product and marketing integration and customer penetration across these three brands. These three brand names were aligned with the predecessor company names, prior to acquisition, as we believe that there is value in the names of these long-standing businesses. Sales efforts are focused on multi-year supply agreements in order to provide stability in volumes and pricing. We believe this benefits both us and our customers.

With respect to our Meridian Biologics brand and contract services, we believe that the business prospects are also favorable despite our recent revenue trends for this brand. In August 2007, we were awarded a five-year contract (base year plus four option years) having a sales value of up to $12,200,000 for the manufacturing of experimental clinical vaccines for the National Institutes of Allergy and Infectious Diseases of the National Institutes of Health. This contract provides an opportunity for steady production work over a five-year period.

Research and Development

Our Life Science operating segment's research and development organization consists of 5 research scientists. Research and development expenses for our Life Science operating segment for fiscal 2007, 2006 and 2005 were $1,514,000, $1,457,000 and $823,000, respectively. This research and development organization has integrated its activities around the four product brands previously discussed.

Manufacturing and Government Regulation

The cGMP clinical grade proteins that are produced in our Memphis facility are intended to be used as "injectables". As such, they are produced under cGMP Regulations for Biologics and Human Drugs under the auspices of the FDA. Approval and licensing, following clinical trials, of these products is the responsibility of the applicant, who owns the rights to each protein. Typically, the customer is the applicant, not Meridian Life Science.

All of the Meridian Life Science facilities are ISO 9001:2000 certified and EC 1774:2002 approved.

Competition

Diagnostics

The market for diagnostic tests is a multi-billion dollar international industry, which is highly competitive. Many of our competitors are larger with greater financial, research, manufacturing and marketing resources. Important competitive factors of Meridian's products include product quality, price, ease of use, customer service, and reputation. In a broader sense, industry competition is based upon scientific and technological capability, proprietary know-how, access to adequate capital, the ability to develop and market products and processes, the ability to attract and retain qualified personnel and the availability of patent protection. To the extent that our product lines do not reflect technological advances, our ability to compete in those product lines could be adversely affected.

The diagnostic test industry is highly fragmented and segmented. Of importance in the industry are mid-sized medical diagnostic specialty companies, like Meridian, that offer multiple, broad product lines and have the ability to deliver new, high value products quickly to the marketplace. Among the companies with which we compete in the marketing of one or more of our products are Abbott Laboratories Inc., Becton, Dickinson and Company, Diagnostic Products Corporation (acquired by Siemens in 2006), Quidel Corporation, Inverness Medical, and Remel (owned by Thermo Fisher).

Life Science

The market for bulk biomedical reagents is highly competitive. Important competitive factors include product quality, price, customer service, and reputation. We face competitors, many of which have greater financial, research and development, sales and marketing, and manufacturing resources where sole-source supply arrangements do not exist. From time to time, customers may choose to manufacture their biomedical reagents in-house rather than purchase from outside vendors such as Meridian.

The market for contract manufacturing in a validated cGMP facility such as our Memphis facility is also competitive. Important competitive factors include reputation, customer service, and price. Although the product application for this facility was built from our existing expertise in cell culture manufacturing techniques, we face competitors with greater experience in contract manufacturing in a clinical cGMP environment.

Acquisitions

Acquisitions have played an important role in the historical growth of our businesses. Our acquisition objectives include, among other things, (i) enhancing product offerings, (ii) improving product distribution capabilities, (iii) providing access to new markets, and/or (iv) providing access to key biologicals or new technologies that lead to new products. Although we cannot provide any assurance that we will consummate any acquisitions in the future, we expect that the potential for acquisitions will continue to serve as an opportunity for new revenues and earnings growth in the future.

International Markets

International markets are an important source of revenue and future growth opportunities for all of our operating segments. For all operating segments combined, international sales were $38,691,000 or 31% of total fiscal 2007 sales, $34,557,000 or 32% of total fiscal 2006 sales and $30,232,000 or 33% of total fiscal 2005 sales. Domestic exports for our US Diagnostics and Life Science operating segments were $15,128,000, $14,728,000 and $12,414,000 in fiscal 2007, 2006 and 2005, respectively. We expect to continue to look to international markets as a source of new revenues and growth in the future.

Environmental

We are a conditionally exempt small quantity generator of hazardous waste and have a US EPA identification number. All hazardous material is manifested and disposed of properly. We are in compliance with applicable portions of the federal and state hazardous waste regulations and have never been a party to any environmental proceeding.

ITEM 1A.

RISK FACTORS

In addition to the other information set forth in this report, you should carefully consider the following factors which could materially affect our business, financial condition, cash flows or future results. Any one of these factors could cause our actual results to vary materially from recent results or from anticipated future results. The risks described below are not the only risks facing our Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

Risks Affecting Growth and Profitability of our Business

We may be unable to develop new products and services or acquire products and services on favorable terms.

The medical diagnostic and life science industries are characterized by ongoing technological developments and changing customer requirements. As such, our results of operations and continued growth depend, in part, on our ability in a timely manner to develop or acquire rights to, and successfully introduce into the marketplace, enhancements of existing products and services or new products and services that incorporate technological advances, meet customer requirements, and respond to products developed by our competition. We cannot provide any assurance that we will be successful in developing or acquiring such rights to products and services on a timely basis, or that such products and services will adequately address the changing needs of the marketplace, either of which could adversely affect our results of operations.

In addition, we must regularly allocate considerable resources to research and development of new products, services, and technologies. The research and development process generally takes a significant amount of time from design stage to product launch. This process is conducted in various stages. During each stage, there is a risk that we will not achieve our goals on a timely basis, or at all, and we may have to abandon a product in which we have invested substantial resources.

During 2007, 2006, and 2005, we incurred $6,085,000, $4,799,000, and $3,866,000, respectively, in research and development expenses. We expect to continue to invest in our research and development activities.

We may be unable to successfully integrate operations or to achieve expected cost savings from acquisitions we make.

One of our main growth strategies is the acquisition of companies and/or products. Although additional acquisitions of companies and products may enhance the opportunity to increase net earnings over time, such acquisitions could result in greater administrative burdens, increased exposure to the uncertainties inherent in marketing new products, and financial risks of additional operating costs. The principal benefits expected to result from any acquisitions we make will not be achieved fully unless we are able to successfully integrate the operations of the acquired entities with our operations and realize the anticipated synergies, cost savings, and growth opportunities from integrating these businesses into our existing businesses. We cannot provide any assurance that we will be able to identify and complete additional acquisitions on terms we consider favorable or that, if completed, will be successfully integrated into our operations.

Revenues for our diagnostic operating segments may be impacted by our reliance upon two key distributors, seasonal factors and sporadic outbreaks, and changing diagnostic market conditions.

Key Distributors

Our US Diagnostic operating segment's sales through two distributors were 51% and 47%, respectively, of the US Diagnostics operating segment's total sales for fiscal 2007 and fiscal 2006, or 31% and 29%, respectively, of consolidated total sales for fiscal 2007 and fiscal 2006. These parties distribute our products and other laboratory products to end-user customers. The loss of either of these distributors could negatively impact our sales and results of operations unless suitable alternatives were timely found or lost sales to one distributor were absorbed by another distributor. Finding a suitable alternative on satisfactory terms may pose challenges in our industry's competitive environment.

As an alternative, we could expand our efforts to distribute and market our products directly. This alternative, however, would require substantial investment in additional sales, marketing, and logistics resources, including hiring additional sales and customer service personnel, which would significantly increase our future selling, general, and administrative expenses.

Seasonal Factors and Sporadic Outbreaks

Our principal business is the sale of a broad range of diagnostic test kits for common respiratory, gastrointestinal, viral, and parasitic infectious diseases. Certain infectious diseases may be seasonal in nature, while others may be associated with sporadic outbreaks, such as food-borne illnesses. While we believe that the breadth of our diagnostic product lines reduces the risk that infections subject to seasonality and sporadic outbreaks will cause variability in diagnostic revenues, we can make no assurance that revenues will not be negatively impacted period over period by such factors.

Changing Diagnostic Market Conditions

Changes in the healthcare delivery system have resulted in major consolidation among reference laboratories and in the formation of multi-hospital alliances, reducing the number of institutional customers for diagnostic test products. Due to such consolidation, we may not be able to enter into and/or sustain contractual or other marketing or distribution arrangements on a satisfactory commercial basis with institutional customers, which could adversely affect our results of operations.

Third party payers for medical products and services, including state and federal governments, are increasingly concerned about escalating health care costs and can indirectly affect the pricing or the relative attractiveness of our products by regulating the maximum amount of reimbursement they will provide for diagnostic testing services. If reimbursement amounts for diagnostic testing services are decreased in the future, such decreases may reduce the amount that will be reimbursed to hospitals or physicians for such services and consequently could place constraints on the levels of overall pricing, which could have a material effect on our sales and/or profit margins.

Revenues for our Life Science operating segment may be impacted by customer concentrations and buying patterns.

Our Life Science operating segment's sales of purified antigens and reagents to one customer were 27% and 18%, respectively, of the Life Science operating segment's total sales for fiscal 2007 and fiscal 2006, or 5% and 4%, respectively, of our consolidated total sales for fiscal 2007 and fiscal 2006. A substantial portion of these sales are under exclusive supply agreements that have annual automatic renewal provisions. Although we have a long-standing relationship with this customer, we cannot provide any assurance that we will be able to renew these supply agreements, which could adversely affect our sales and results of operations.

Our Life Science operating segment has five other significant customers who purchase antigens, antibodies and reagents, which together comprised 19% and 20%, respectively, of the operating segment's total sales for fiscal 2007 and fiscal 2006. Any significant alteration of buying patterns from these customers could adversely affect our period over period sales and results of operations.

Revenues relating to research, development and manufacturing services for our Life Science operating segment are generated on a contract by contract basis. The nature of this business is such that each contract provides a unique product and/or service and corresponding revenue stream. Although we believe that future prospects for this business will generate targeted growth rates, there can be no assurance that future contracts will be secured, and if secured, will be profitable.

Intense competition could adversely affect our profitability.

The markets for our products and services are characterized by substantial competition and rapid change. Hundreds of companies in the United States supply immunodiagnostic tests and purified reagents. These companies range from multinational healthcare entities, for which immunodiagnostics is one line of business, to small start-up companies. Many of our competitors have significantly greater financial, technical, manufacturing, and marketing resources than we do. We cannot provide any assurance that our products and services will be able to compete successfully with the products and services of our competitors.

We are dependent on international sales, and our financial results may be adversely impacted by foreign currency, regulatory or other developments affecting international markets.

We sell products and services into approximately 60 countries. Approximately 31% of our net sales for fiscal 2007 and approximately 32% of our net sales for fiscal 2006 were attributable to international markets. For fiscal 2007, 52% of our international sales were made in Euros, with the remaining 48% made in U.S. dollars. We are subject to the risks associated with fluctuations in the U.S. dollar-Euro exchange rates. We are also subject to other risks associated with international operations, including longer customer payment cycles, tariff regulations, requirements for export licenses, stability of foreign governments, and governmental requirements with respect to the importation and distribution of medical devices and antigens, antibodies and reagents, all of which may vary by country.

Risks Affecting our Manufacturing Operations

We are subject to comprehensive regulation, and our ability to earn profits may be restricted by these regulations.

Medical device diagnostics and the manufacture, sale, and distribution of bulk antigens, antibodies, and reagents are highly regulated industries. We cannot provide any assurance that we will be able to obtain necessary governmental clearances or approvals or timely clearances or approvals to market future products in the United States and other countries. Costs and difficulties in complying with laws and regulations administered by the U.S. Food and Drug Administration, the U.S. Department of Agriculture, the U.S. Department of Commerce, the U.S. Drug Enforcement Agency, or the Centers for Disease Control can result in unanticipated expenses and delays and interruptions to the sale of new and existing products. Contract manufacturing of proteins and other biologicals is regulated by the U.S. Food and Drug Administration.

Regulatory approval can be a lengthy, expensive, and uncertain process, making the timing and costs of approvals difficult to predict. The failure to comply with these regulations can result in delay in obtaining authorization to sell products, seizure or recall of products, suspension or revocation of authority to manufacture or sell products, and other civil or criminal sanctions.

Significant interruptions in production at our principal manufacturing facilities and/or third-party manufacturing facilities would adversely affect our business and operating results.

Products and services manufactured at our Cincinnati, Ohio, Boca Raton, Florida, Memphis, Tennessee, and Saco, Maine facilities comprise 81% of our diagnostics revenues and 78% of our Life Science revenues. Our global supply of these products and services is dependent on the uninterrupted and efficient operation of these facilities. In addition, we currently rely on a small number of third-party manufacturers to produce certain of our diagnostic products. The operations of our facilities or these third-party manufacturing facilities could be adversely affected by power failures, natural or other disasters, such as earthquakes, floods, or terrorist threats.

Although we carry insurance to protect against certain business interruptions at our facilities, there can be no assurance that such coverage will be adequate or that such coverage will continue to remain available on acceptable terms, if at all. Any significant interruption in the Company's or third-party manufacturing capabilities could materially and adversely affect our operating results.

We are dependent on sole-source suppliers for certain critical components and products. A supply interruption could adversely affect our business.

Our products are made from a wide variety of raw materials that are generally available from alternate sources of supply. However, certain critical raw materials and supplies required for the production of some of our principal products are available only from a single supplier. In addition, certain finished products, for which we act as a distributor, are available only from a single supplier. If these suppliers become unable or unwilling to supply the required raw materials or products, we would need to find another source, and perform additional development work and obtain regulatory approvals for the use of the alternative raw materials for our products. Completing that development and obtaining such approvals could require significant time and resources, and may not occur at all. Any disruption in the supply of these raw materials or finished products could have a material adverse affect on us.

Risks Related to Intellectual Property and Product Liability

We may be unable to protect or obtain proprietary rights that we utilize or intend to utilize.

In developing and manufacturing our products, we employ a variety of proprietary and patented technologies. In addition, we have licensed, and expect to continue to license, various complementary technologies and methods from academic institutions and public and private companies. We cannot provide any assurance that the technologies that we own or license provide protection from competitive threats or from challenges to our intellectual property. In addition, we cannot provide any assurances that we will be successful in obtaining licenses or proprietary or patented technologies in the future.

Product infringement claims by other companies could result in costly disputes and could limit our ability to sell our products.

Litigation over intellectual property rights is prevalent in the diagnostic industry. As the market for diagnostics continues to grow and the number of participants in the market increases, we may increasingly be subject to patent infringement claims. It is possible that a third-party may claim infringement against us. If found to infringe, we may attempt to obtain a license to such intellectual property, however, we may be unable to do so on favorable terms, or at all. Additionally, if our products are found to infringe on a third party's intellectual property, we may be required to pay damages for past infringement and lose the ability to sell certain products, causing our revenues to decrease.

If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may have to limit or cease sales of our products.

The testing, manufacturing, and marketing of medical diagnostic products involves an inherent risk of product liability claims. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit or cease sales of our products. We currently carry product liability insurance at a level we believe is commercially reasonable, although there is no assurance that it will be adequate to cover claims that may arise. In certain customer contracts, we indemnify third parties for certain product liability claims related to our products. These indemnification obligations may cause us to pay significant sums of money for claims that are covered by these indemnifications. In addition, a defect in the design or manufacture of our products could have a material adverse affect on our reputation in the industry and subject us to claims of liability for injury and otherwise. Any substantial underinsured loss resulting from such a claim could have a material adverse affect on our profitability and the damage to our reputation in the industry could have a material adverse affect on our business.

Other Risks Affecting Our Business

Our business could be negatively affected if we are unable to attract, hire, and retain key personnel.

Our future success depends on our continued ability to attract, hire, and retain highly qualified personnel, including our executive officers and scientific, technical, sales, and marketing employees, and their ability to manage growth successfully. If such key employees were to leave and we were unable to obtain adequate replacements, our operating results could be adversely affected.

Our bank credit agreement imposes restrictions with respect to our operations.

Our bank credit agreement contains a number of financial covenants that require us to meet certain financial ratios and tests. If we fail to comply with the obligations in the credit agreement, we would be in default under the credit agreement. If an event of default is not cured or waived, it could result in acceleration of any indebtedness under our credit agreement, which could have a material adverse effect on our business. At the present time, no borrowings are outstanding under our bank credit agreement.

Risks Related to Our Common Stock

Our board of directors has the authority to issue up to 1,000,000 shares of undesignated preferred stock and to determine the rights, preferences, privileges and restrictions, including voting rights, of such shares without any future vote or action by the shareholders The issuance of preferred stock under certain circumstances could have the effect of delaying or preventing a change in control of our company. Ohio corporation law contains provisions that may discourage takeover bids for our company that have not been negotiated with the board of directors. Such provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. In addition, sales of substantial amounts of such shares in the public market could adversely affect the market price of our common stock and our ability to raise additional capital at a price favorable to us.

ITEM 1B.

UNRESOLVED SEC STAFF COMMENTS

None.

ITEM 2.

PROPERTIES

Our corporate offices, US Diagnostics manufacturing facility and US Diagnostics research and development facility are located in three buildings totaling approximately 94,000 square feet on 6.2 acres of land in a suburb of Cincinnati, Ohio. These properties are owned by us. We have approximately 51,000 square feet of manufacturing space and 9,000 square feet of warehouse space in these facilities.

Our European Diagnostics distribution center in Italy conducts its operations in a two-story building in Milan, consisting of approximately 18,000 square feet. This facility is owned by our wholly-owned Italian subsidiary, Meridian Bioscience Europe s.r.l. We also rent office space in France and Belgium for sales and administrative functions.

Our Life Science operations are conducted in several facilities in Saco, Maine, Memphis, Tennessee, and Boca Raton, Florida. Our facility in Saco, Maine presently contains approximately 10,000 square feet for manufacturing, sales, distribution and administrative functions, and is owned by us. We have recently begun an expansion that will add approximately 14,000 square feet to accommodate future growth. Our facility in Memphis, Tennessee consists of two buildings totaling approximately 34,000 square feet, including approximately 27,000 square feet of manufacturing space, and is owned by us. Our leased facility in Boca Raton, Florida contains approximately 11,000 square feet of manufacturing space.

ITEM 3.

LEGAL PROCEEDINGS

We are a party to litigation that we believe is in the normal course of business. The ultimate resolution of these matters is not expected to have a material adverse effect on our financial position, results of operations or cash flows. No provision has been made in the accompanying consolidated financial statements for these matters.

ITEM 4.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of fiscal 2007.

PART II.

ITEM 5.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

"Common Stock Information" on the inside back cover of the Annual Report to Shareholders for 2007 and "Quarterly Financial Data" relating to our dividends in Note 11 to the Consolidated Financial Statements are incorporated herein by reference. There are no restrictions on cash dividend payments.

Our cash dividend policy is to set the indicated annual dividend rate between 75% and 85% of each fiscal year's expected net earnings. The declaration and amount of dividends will be determined by the Board of Directors in its discretion based upon its evaluation of earnings, cash flow requirements and future business developments and opportunities, including acquisitions.

We paid dividends of $0.40 per share, $0.28 per share, and $0.21 per share in fiscal 2007, fiscal 2006, and fiscal 2005, respectively.

On May 11, 2007, we affected a three-for-two stock split for shareholders of record on May 4, 2007. On September 2, 2005, we affected a three-for-two stock split to shareholders of record on August 29, 2005. All references in this Annual Report to number of shares and per share amounts reflect the effects of these stock splits.

As of September 30, 2007, Meridian believes there were approximately 900 holders of record and approximately 27,000 beneficial owners of its common shares.

ITEM 6.

SELECTED FINANCIAL DATA

Incorporated by reference from inside front cover of the Annual Report to Shareholders for 2007.

ITEM 7.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Refer to "Forward Looking Statements" following the Index in front of this Form 10-K and Item 1A "Risk Factors on pages 13 through 19 of this Annual Report.

Overview:

For fiscal 2007, we delivered our fifth consecutive year of double-digit sales and earnings growth. Our diagnostics operating segments continue to provide the largest share of consolidated revenues, 80%, for fiscal 2007 compared to 79% for fiscal 2006. Our Life Science operating segment's sales performance improved quarter-by-quarter throughout fiscal 2007, with double-digit increases in the third and fourth quarters. We are encouraged by this momentum as we enter fiscal 2008.

Our sales growth in fiscal 2007 was organic and driven by new diagnostic products launched in the past three years, market expansions, increased market share in targeted disease states, and volume increases for antibodies, antigens and reagents supplied to large diagnostic manufacturing companies. Our newest diagnostic product contributing to growth is Immuno*Card* STAT!® EHEC, a rapid test developed in collaboration with Merck for detection of toxin-producing *E. coli* in patients that may have ingested contaminated produce or meat products. We continue to see growth in the *C. difficile* testing market where we hold a market leadership position. This market has expanded as testing increases due to more virulent strains of this toxin and heightened focus by hospitals on this dangerous pathogen. We have been well positioned with our broad line of *C. difficile* products, including our newest in the portfolio, Immuno*Card*® Toxins A&B. Our upper respiratory line of products also saw growth, as did our *H. pylori* line of products. New AGA guidelines are creating increased focus on direct antigen testing for this infection that causes ulcers. Our line of patented *H. pylori* products includes both rapid and batch method noninvasive direct testing formats. We are seeing growth as more laboratories switch from serology based antibody testing to direct antigen testing. Finally, our Life Science operating segment has seen volume demand for antibodies, antigens, and other reagents increase with large diagnostic manufacturing companies.

Financial discipline is also one of our fundamental principles in running the day-to-day business. The following table illustrates key income and expense elements as a percentage of sales. We look for continued improvement in each of these measures each year.

	2007	2006	2005
Gross profit	61%	60%	59%
Operating expenses	32%	35%	37%
Operating income	28%	25%	22%

Operating Segments:

Meridian's reportable operating segments are US Diagnostics, European Diagnostics, and Life Science. The US Diagnostics operating segment consists of manufacturing operations in Cincinnati, Ohio, and the sale and distribution of diagnostic test kits in the US and countries outside of Europe, Africa and the Middle East. The European Diagnostics operating segment consists of the sale and distribution of diagnostic test kits in Europe, Africa and the Middle East. The Life Science operating segment consists of manufacturing operations in Memphis, Tennessee, Saco, Maine, and Boca Raton, Florida, and the sale and distribution of bulk antigens, antibodies, and bioresearch reagents domestically and abroad. The Life Science operating segment also includes the contract development and manufacture of proteins and other biologicals for use by biopharmaceutical and biotechnology companies engaged in research for new drugs and vaccines.

Revenues for the Diagnostics operating segments, in the normal course of business, may be affected from quarter to quarter by buying patterns of major distributors, seasonality and strength of certain diseases and foreign currency exchange rates. Revenues for the Life Science operating segment, in the normal course of business, may be affected from quarter to quarter by the timing and nature of arrangements for contract services work, which may have longer production cycles than bioresearch reagents and bulk antigens and antibodies, as well as buying patterns of major customers. Meridian believes that the overall breadth of its product lines serves to reduce the variability in consolidated sales from quarter to quarter.

Results of Operations:

Overview

Fourth quarter

Net earnings for the fourth quarter of fiscal 2007 increased 36% to $6,444,000, or $0.16 per diluted share (increased 33%) from net earnings for the fourth quarter of fiscal 2006 of $4,730,000, or $0.12 per diluted share. This increase is primarily attributable to increased sales and continuing efforts to improve operating efficiency across all businesses. Net sales for the fourth quarter of fiscal 2007 were $32,386,000, an increase of $3,736,000 or 13% compared to the fourth quarter of fiscal 2006.

During the fourth quarter of fiscal 2006, Meridian determined that the carrying value of a supply contract with the United States Department of Defense related to the Life Science operating segment had become impaired and recorded such impairment to general and administrative expenses in the amount of $826,000. The contract provided for the supply of biological materials during a base period and also contained four optional 12-month renewal periods through March 31, 2009. Changes in the Department's Critical Reagents Program lowered the amount of materials to be supplied under the contract. During March 2007, the Department informed Meridian that it would not be exercising the optional renewal period from April 1, 2007 through March 31, 2008. Meridian does not expect to supply any more materials under this contract, and as of September 30, 2007, this contract had no carrying value.

Prior to July 1, 2007, the cost of certain inventories within the Life Science operating segment was determined by the last-in, first-out ("LIFO") method. Effective July 1, 2007, we changed our method of accounting for this inventory from the LIFO method to the FIFO method, and now substantially all of our inventories are reflected at the lower of cost or market with cost determined by the FIFO method. We changed to the FIFO method for these inventories because it conforms substantially all of our worldwide inventories to a consistent basis of accounting; and it provides better comparability to our industry peers, many of whom use the FIFO method of accounting for inventories. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 154, *Accounting Changes and Error Corrections*, the change in accounting has been retrospectively applied to all prior periods presented herein. See Note 1(g) to the consolidated financial statements contained herein.

Fiscal Year

Net earnings for fiscal 2007 increased 46% to $26,721,000, or $0.66 per diluted share (increased 43%) from net earnings for fiscal 2006 of $18,333,000, or $0.46 per diluted share. Results of operations for fiscal 2007 compared to fiscal 2006 are discussed below.

Net earnings and earnings per share for fiscal 2007 include the effects of a tax benefit in the amount of $2,425,000, or $0.06 per basic and diluted share, related to a discrete adjustment to tax reserves that was recorded in the third quarter upon the expiration of the statute of limitations on certain income tax returns (see Note 7 to the consolidated financial statements herein). The tables below provide information on net earnings, basic earnings per share, and diluted earnings per share, excluding this tax benefit, as well as reconciliations to amounts reported under US Generally Accepted Accounting Principles. We believe that this information is useful to those who read our financial statements and evaluate our operating results because:

1. These measures help to appropriately evaluate and compare the results of operations from period to period by removing the favorable impact of a discrete material item that is not expected to recur in the future; and

2. These measures are used by our management for various purposes, including evaluating performance against incentive bonus achievement targets, comparing performance from period to period in presentations to our Board of Directors, and as a basis for strategic planning and forecasting.

Net Earnings -	2007	2006	Change
US GAAP basis	$ 26,721	$ 18,333	46%
Tax benefit not expected to recur in the future	(2,425)	-	(100)%
Excluding tax benefit	$ 24,296	$ 18,333	33%

Net Earnings per Basic Common Share -	2007	2006	Change
US GAAP basis	$ 0.67	$ 0.47	43%
Tax benefit not expected to recur in the future	(0.06)	-	(100)%
Excluding tax benefit	$ 0.61	$ 0.47	30%

Net Earnings per Diluted Common Share -	2007	2006	Change
US GAAP basis	$ 0.66	$ 0.46	43%
Tax benefit not expected to recur in the future	(0.06)	-	(100)%
Excluding tax benefit	$ 0.60	$ 0.46	30%

Fiscal Year Ended September 30, 2007 Compared to Fiscal Year Ended September 30, 2006

Net sales

Overall, net sales increased 13% for fiscal 2007 compared to fiscal 2006. Net sales for the US Diagnostics operating segment increased $9,124,000, or 14%, for the European Diagnostics operating segment increased $3,735,000, or 19%, and for the Life Science operating segment increased $1,691,000, or 7%.

For the US Diagnostics operating segment, 45% of the sales increase was related to growth in *C. difficile* products (increased $4,099,000), reflecting volume increases for Immuno*Card*® Toxins A & B and Premier™ Toxins A & B. Sales of respiratory products (increased $1,432,000) also contributed to the increase, driven by increased market share and increased purchases by one national distributor Meridian's respiratory products include diagnostic tests for influenza, Respiratory Syncytial Virus (RSV), and Mycoplasma. *H. pylori* sales (increased $1,625,000) contributed to the increase due to increased managed care efforts, issuance of AGA guidelines recommending direct testing, and increased marketing of Premier™ Platinum HpSA PLUS Volume increases for parasitology products (increased $1,063,000) related to the exit of a competitor from the marketplace, food borne products (increased $1,603,000) related to the 2007 launch of Immuno*Card* STAT!® EHEC, and volume increases in specimen transport products ($501,000) also contributed to favorable variances to fiscal 2006. These favorable variances more than offset an unfavorable variance of $809,000 for microbiology products related to reduced purchases of one product by one international customer. Two national distributors accounted for 51% and 47% of total sales for the US Diagnostics operating segment for fiscal 2007 and 2006, respectively.

For the European Diagnostics operating segment, the sales increase includes currency translation gains in the amount of $1,769,000. Sales in local currency, the Euro, increased 10%. The local currency increase was driven by *C. difficile* products ($1,559,000), including Immuno*Card*® Toxins A & B.

For the Life Science operating segment, the sales increase was primarily attributable to buying patterns and volume growth in make-to-order bulk antigens and antibodies, offset by lower sales activity from contract research and development and contract manufacturing services. Sales of made-to-order bulk antigens and antibodies to one customer accounted for 27% and 18% of total sales for the Life Science Operating segment for fiscal 2007 and 2006, respectively.

For all operating segments combined, international sales were $38,691,000, or 31% of total sales, for fiscal 2007, compared to $34,557,000, or 32% of total sales, in fiscal 2006. Combined domestic exports for the US Diagnostics and Life Science operating segments were $15,128,000 for fiscal 2007, compared to $14,728,000 in fiscal 2006. The remaining international sales were generated by the European Diagnostics operating segment.

Gross Profit

Gross profit increased 16% for fiscal 2007 compared to fiscal 2006. Gross profit margins were 61% for fiscal 2007 compared to 60% for fiscal 2006. This increase reflects higher margins commanded by volume increases in rapid tests, such as Immuno*Card*® Toxins A & B and operating efficiencies. We have also seen improvements in gross profit margins related to automation initiatives and related efficiencies in diagnostic production areas.

Our overall operations consist of the sale of diagnostic test kits for various disease states and in alternative test formats, as well as bioresearch reagents, bulk antigens and antibodies, proficiency panels, and contract research and development and contract manufacturing services. Product sales mix shifts, in the normal course of business, can cause the consolidated gross profit margin to fluctuate by several points.

Operating Expenses

Operating expenses increased 6% for fiscal 2007 compared to fiscal 2006. The overall increase in operating expenses for fiscal 2007 is discussed below.

Research and development expenses increased 27% for fiscal 2007 compared to fiscal 2006, and as a percentage of sales, were 5% in fiscal 2007 compared to 4% in fiscal 2006. Of this increase, $1,229,000 related to the US Diagnostics operating segment and $57,000 related to the Life Science operating segment. The increase for the US Diagnostics operating segment was primarily attributable to clinical trial and other costs associated with new product development, including planned headcount additions, as well as increased stock compensation expense.

Selling and marketing expenses increased 3%, for fiscal 2007 compared to fiscal 2006, and as a percentage of sales, decreased to 14% for fiscal 2007 from 15% for fiscal 2006. Of this increase, $469,000 related to the European Diagnostics operating segment, offset by decreases of $34,000 related to the Life Science operating segment and $9,000 for the US Diagnostics operating segment. The increase for the European Diagnostics operating segment was primarily attributable to fluctuations in the Euro currency and one planned headcount addition. The decrease for the US Diagnostics operating segment was primarily attributable to lower costs for sales promotions, advertising and distributor incentives, offset by increased salaries and benefits related to headcount additions and stock based compensation costs.

General and administrative expenses increased 3%, for fiscal 2007 compared to fiscal 2006, and as a percentage of sales, decreased from 15% in fiscal 2006 to 14% in fiscal 2007. Of this increase, $1,523,000 related to the US Diagnostics operating segment, offset by decreases of $806,000 related to the Life Science operating segment and $309,000 related to the European Diagnostics operating segment. The increase for the US Diagnostics operating segment was primarily attributable to higher costs for stock-based compensation, an insurance recovery in fiscal 2006, and increased salaries and benefits, including the effects of planned headcount additions. The decrease for the Life Science operating segment was primarily attributable to the 2006 impairment of the supply contract with the United States Department of Defense. See Note 1(i) to the consolidated financial statements contained herein. The decrease for the European Diagnostics operating segment was primarily attributable to expenses connected with an employee matter in fiscal 2006, which were covered by the aforementioned insurance recovery.

Effective July 1, 2005, Meridian adopted the provisions of SFAS No. 123(R), *Share-Based Payment*, in accounting for its stock option plans. The amount of stock-based compensation expense reported for fiscal 2007, fiscal 2006, and fiscal 2005 was $2,632,000, $1,082,000, and $279,000, respectively.

During November 2006, Meridian granted to certain employees, 293,250 stock options that were contingent upon Meridian achieving a specified income level for fiscal 2007. Meridian's fiscal 2007 net income surpassed the minimum level, and thus, these stock options were earned and are now exercisable over a vesting period. Fiscal 2007 stock-based compensation cost for these stock options, in accordance with SFAS No. 123(R), was approximately $973,000 and was recorded in the fourth quarter.

Operating Income

Operating income increased 30% in fiscal 2007, as a result of the factors discussed above.

Other Income and Expense

Interest income was $1,642,000 for fiscal 2007, compared to $1,123,000 for fiscal 2006. This increase was driven by higher interest yields and higher investment balances in fiscal 2007.

Interest expense declined 70% for fiscal 2007 compared to fiscal 2006. This decrease was attributable to the positive effects of the debenture conversion and redemption transactions discussed under Liquidity and Capital Resources herein. As of September 30, 2007, there were no debentures outstanding.

Income Taxes

The effective rate for income taxes was 27% for fiscal 2007 and 35% for fiscal 2006. The decrease in the effective tax rate was primarily attributable to a discrete adjustment to tax reserves in the third quarter in the amount of $2,425,000. This discrete adjustment reduced the effective tax rate by 7 points. See Note 7 to the consolidated financial statements included herein for a complete discussion of this matter.

Fiscal Year Ended September 30, 2006 Compared to Fiscal Year Ended September 30, 2005

Net sales

Overall, net sales increased 17% for fiscal 2006 compared to fiscal 2005. Net sales for the US Diagnostics operating segment increased $12,236,000, or 23%, for the European Diagnostics operating segment increased $2,010,000, or 11%, and for the Life Science operating segment increased $1,202,000, or 6%.

For the US Diagnostics operating segment, 46% of the sales increase was related to growth in *C. difficile* products (increased $5,682,000), reflecting the market expansion and gains in market share related to the 2005 launch of Immuno*Card*® Toxins A & B. Sales of respiratory products (increased $1,819,000) also contributed to the increase, driven by growth in international markets and favorable changes in insurance reimbursement policies. Meridian's respiratory products include diagnostic tests for influenza, Respiratory Syncytial Virus (RSV), and mycoplasma. *H. pylori* sales (increased $996,000) contributed to the increase due to increased testing and positive results from focused marketing efforts on the managed care sector. Sales increases for parasitology products (increased $1,019,000), fungal products (increased $860,000), food borne products (increased $632,000), rotavirus products (increased $565,000) and microbiology products ($480,000) also contributed to favorable variances to fiscal 2005.

For the European Diagnostics operating segment, the sales increase offsets currency translation losses in the amount of approximately $662,000. Sales in local currency, the Euro, increased 15%. The local currency increase was driven by market increases in sales of *H. pylori* products ($1,182,000). Increases in sales of *C. difficile* products ($901,000), including Immuno*Card*® Toxins A & B, also contributed to the increase.

For the Life Science operating segment, the sales increase was primarily attributable to the inclusion of OEM Concepts for a full year in fiscal 2006, compared to eight months in fiscal 2005. This was partially offset by shifts in buying patterns by one large diagnostic manufacturing customer and one large defense customer, as well as the timing and number of contract services arrangements. Sales of made-to-order bulk antigens and antibodies to one customer accounted for 18% and 23% of total sales for the Life Science Operating segment for fiscal 2006 and 2005, respectively.

For all operating segments combined, international sales were $34,557,000, or 32% of total sales, for fiscal 2006, compared to $30,232,000, or 33% of total sales, in fiscal 2005. Combined domestic exports for the US Diagnostics and Life Science operating segments were $14,728,000 for fiscal 2006, compared to $12,414,000 in fiscal 2005. The remaining international sales were generated by the European Diagnostics operating segment.

Gross Profit

Gross profit increased 18% for fiscal 2006 compared to fiscal 2005. Gross profit margins were 60% for fiscal 2006 compared to 59% for fiscal 2005. This increase reflects higher margins commanded by new rapid tests, such as Immuno*Card*® Toxins A & B and operating efficiencies.

Meridian's overall operations consist of the sale of diagnostic test kits for various disease states and in alternative test formats, as well as bioresearch reagents, bulk antigens and antibodies, proficiency panels, and contract research and development and contract manufacturing services. Product sales mix shifts, in the normal course of business, can cause the consolidated gross profit margin to fluctuate by several points.

Operating Expenses

Operating expenses increased 9% for fiscal 2006 compared to fiscal 2005. The overall increase in operating expenses for fiscal 2006 is discussed below.

Research and development expenses increased 24% for fiscal 2006 compared to fiscal 2005, and as a percentage of sales, were 4% in fiscal 2006 and fiscal 2005. Of this increase, $299,000 related to the US Diagnostics operating segment and $634,000 related to the Life Science operating segment. The US Diagnostics operating segment increase was primarily attributable to increased stock compensation expense. For the Life Science operating segment, during fiscal 2005, research and development scientists were performing contract work for third-party customers, and thus, their related costs were classified in cost of sales. During fiscal 2006, their efforts and activities were primarily focused on internal research and development work, and therefore charged to research and development expense, rather than being classified in cost of sales or inventory. The increase for the Life Science operating segment reflects the classification of such costs.

Selling and marketing expenses increased 10%, for fiscal 2006 compared to fiscal 2005, and as a percentage of sales, decreased from 16% for fiscal 2005 to 15% for fiscal 2006. Of this increase, $1,195,000 related to the US Diagnostics operating segment and $475,000 related to the Life Science operating segment, partially offset by a decrease of $180,000 for the European Diagnostics operating segment. The increase for the US Diagnostics operating segment was primarily attributable to sales administration fees to group purchasing organizations and incentive compensation associated with higher sales levels, as well as higher salaries and benefits costs. The increase for the Life Science operating segment was primarily due to business development costs and a full year of costs for the OEM Concepts business, acquired during the second quarter of fiscal 2005. The decrease for the European Diagnostics operating segment was primarily attributable to fluctuations in the Euro currency.

General and administrative expenses increased 5%, for fiscal 2006 compared to fiscal 2005, and as a percentage of sales, decreased from 17% in fiscal 2005 to 15% in fiscal 2006. Of this increase, $18,000 related to the US Diagnostics operating segment, $679,000 related to the Life Science operating segment and $105,000 related to the European Diagnostics operating segment. The increase for the US Diagnostics operating segment was primarily attributable to increased salaries and benefits costs and increased stock compensation expense, offset by an insurance recovery received and decreased legal and professional fees related to efficiencies in reporting under the Sarbanes-Oxley Act. The increase for the Life Science operating segment was primarily attributable to the impairment of a supply contract related to the acquisition of OEM Concepts. See Note 1(i) to the consolidated financial statements contained herein.

Operating Income

Operating income increased 32% in fiscal 2006, as a result of the factors discussed above.

Other Income and Expense

Interest income was $1,123,000 for fiscal 2006, and related primarily to interest earned on proceeds from the September 2005 common share offering that have been primarily invested in tax-exempt securities.

Interest expense declined 83% for fiscal 2006 compared to fiscal 2005. This decrease was attributable to the positive effects of the debenture conversion and redemption transactions discussed under Liquidity and Capital Resources herein.

Income Taxes

The effective rate for income taxes was 35% for fiscal 2006 and 36% for fiscal 2005. The decrease in the effective tax rate was primarily attributable to the favorable effects of tax-exempt interest and domestic production incentives under the American Jobs Creation Act.

Liquidity and Capital Resources:

Comparative Cash Flow Analysis

Our operating cash flow and financing requirements are determined by analyses of operating and capital spending budgets and consideration of acquisition plans. We have historically maintained revolving line of credit availability to respond quickly to acquisition opportunities. This revolving line of credit is supplemented by the proceeds from a September 2005 common share offering, which are invested in tax-exempt, cash-equivalent securities and institutional money-market funds.

Net cash provided by operating activities increased 20% to $26,602,000 in fiscal 2007. This increase was primarily attributable to higher earnings levels. The discrete tax reserve adjustment in the amount of $2,425,000 was non-cash in nature.

Net cash used in investing activities was $443,000 for fiscal 2007, compared to $8,689,000 for fiscal 2006. This decrease was primarily attributable to lower acquisition earnout payments in fiscal 2007 and proceeds from sales of short-term auction rate securities in fiscal 2007 that were purchased in fiscal 2006.

Net cash used in financing activities was $13,291,000 for fiscal 2007, compared to $10,225,000 for fiscal 2006. This increase was primarily attributable to a 43% increase in dividend payments, offset by $914,000 in additional proceeds and tax benefits from the exercise of stock options. Dividend payments in fiscal 2007 reflect increased dividend rates and common shares outstanding related to stock option exercises and bond conversions.

Net cash flows from operating activities are anticipated to fund working capital requirements and dividends during fiscal 2008.

Capital Resources

During August 2007, Meridian completed the renewal of its credit facility with its commercial bank. The amount of the credit facility is $30,000,000, which expires September 15, 2012. As of November 28, 2007, there were no borrowings outstanding under this facility.

As of September 30, 2006, Meridian had outstanding $1,803,000 principal amount of 5% debentures, convertible, at the option of the holder, into common shares at a price of $6.45. During fiscal 2007, these debentures were either converted into common shares at the direction of the holders, or redeemed by Meridian.

The Viral Antigens acquisition, completed in fiscal 2000, provided for additional purchase consideration, contingent upon Viral Antigens' future earnings through September 30, 2006. Final earnout consideration in the amount of $853,000 relating to fiscal 2006 was paid from operating cash flows during the second quarter of fiscal 2007.

The OEM Concepts acquisition, completed in fiscal 2005, provides for additional purchase consideration up to a maximum remaining amount of $1,819,000, contingent upon future calendar-year sales and gross profit of OEM Concepts products through December 31, 2008. Earnout consideration is payable each year, following the period earned. Earnout consideration in the amount of $118,000 related to calendar 2006 was paid from operating cash flows during the second quarter of fiscal 2007. Earnout consideration in the amount of $152,000 for the first nine months of calendar 2007 is accrued in the accompanying consolidated balance sheet.

Meridian's capital expenditures are estimated to be approximately $5,000,000 to $6,000,000 for fiscal 2008, and may be funded with cash and equivalents on hand, operating cash flows, and/or availability under the $30,000,000 credit facility discussed above. Capital expenditures relate to manufacturing and other equipment of a normal and recurring nature as well as capacity expansion for the Maine facility.

Known Contractual Obligations:

Known contractual obligations and their related due dates were as follows as of September 30, 2007 (dollars in thousands):

	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Operating leases [1]	$ 1,516	$ 599	$ 822	$ 95	$ -
Purchase obligations [2]	9,690	9,305	385	-	-
OEM Concepts earnout [3]	1,971	152	1,819	-	-
Total	$ 13,177	$ 10,056	$ 3,026	$ 95	$ -

(1) Meridian and its subsidiaries are lessees of (i) office and warehouse buildings in Florida, Belgium, and France; (ii) automobiles for use by the diagnostic direct sales forces in the US and Europe; and (iii) certain office equipment such as facsimile machines and copier machines across all business units, under operating lease agreements that expire at various dates.

(2) Meridian's purchase obligations are primarily outstanding purchase orders for inventory and service items. These contractual commitments are not in excess of expected production requirements over the next twelve months.

(3) OEM Concepts earnout obligation is contingent upon future calendar-year sales and gross profit of OEM Concepts products through December 31, 2008.

Other Commitments and Off-balance Sheet Arrangements:

License Agreements

Meridian has entered into various license agreements that require payment of royalties based on a specified percentage of sales of related products (1% to 8%). Meridian expects that payments under these agreements will amount to as much as $447,000 in fiscal 2008. These royalty payments primarily relate to the US Diagnostics operating segment.

During October 2006, Meridian entered into a license agreement with Eiken Chemical Co., Ltd., that provides rights to Eiken's loop-mediated isothermal amplification technology for infectious disease testing in the United States and 18 other geographic markets. The agreement calls for payments of up to 200,000,000 Japanese Yen (approximately $1,740,000) based on the achievement of certain milestones and on-going royalties once products are available for commercial sale. Payments made during product development are expected to occur over a five-year period, which began in fiscal 2007. A payment equal to 20,000,000 Japanese Yen was made during fiscal 2007.

During the fourth quarter of fiscal 2007, we began seeking recovery of approximately $1,400,000 of past royalties paid and interest under a license agreement around certain rapid diagnostic testing technology. This license agreement covered patent rights that were narrowed in scope via other litigation with the licensor that did not involve Meridian. We strongly believe that the licensed patent, as reissued, does not cover any of our products. We also ceased further royalty payments under this license agreement. The licensor to this agreement disputes our position that the patent, as reissued, does not cover our products. Although we believe that our position is very strong, we are unable to predict the outcome of this matter. No provision has been made in the accompanying financial statements for on-going royalties, if any, nor has any accrual or income been recorded for recovery of past royalties paid.

Derivative financial instruments

Meridian accounts for its derivative financial instruments in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended. These instruments are designated as cash flow hedges, and therefore, the effective portion of the net gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. For the ineffective portion of the hedge, gains or losses are charged to earnings in the current period. All derivative instruments are recognized as either assets or liabilities at fair value in the consolidated balance sheets. See Note 6 to the consolidated financial statements contained herein.

Other

Meridian does not utilize any special-purpose financing vehicles or have any undisclosed off balance sheet arrangements. Similarly, the Company holds no fair-value contracts for which a lack of marketplace quotations would necessitate the use of fair value techniques.

Market Risk Exposure:

Foreign Currency Risk

We have market risk exposure related to foreign currency transactions. Meridian is exposed to foreign currency risk related to its European distribution operations, including foreign currency denominated intercompany sales and receivables. We enter into contractual forward exchange contracts to hedge cash flows from intercompany sales between our US parent company and its Italian affiliate. The counterparties to these contracts are major financial institutions. Hedging activities are further discussed in Note 6 to the consolidated financial statements.

Concentration of Customers/Products Risk

Our US Diagnostic operating segment's sales through two distributors were 51% of the US Diagnostics operating segment's total sales for fiscal 2007 or 31% of consolidated total sales for fiscal 2007. Three internally developed products, Premier™ Platinum HpSA PLUS, Premier™ Toxins A & B, and Immuno*Card*® Toxins A & B, accounted for 39% of our US Diagnostics operating segment's third-party sales during fiscal 2007. These same three products accounted for 27% of our European Diagnostics operating segment's third party sales and 31% of our total consolidated sales for fiscal 2007.

Our Life Science operating segment's sales of purified antigens and reagents to one customer were 27% of the Life Science operating segment's total sales for fiscal 2007 or 5% of our consolidated total sales for fiscal 2007. Our Life Science operating segment has five other significant customers who purchase antigens, antibodies and reagents, which together comprised 19% of the operating segment's total sales for fiscal 2007.

Critical Accounting Policies:

The consolidated financial statements included in this Annual Report on Form 10-K have been prepared in accordance with accounting principles generally accepted in the United States. Such accounting principles require management to make judgments about estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Management believes that the following accounting policies are critical to understanding the accompanying consolidated financial statements because the application of such polices requires the use of significant estimates and assumptions and the carrying values of related assets and liabilities are material.

Revenue Recognition

Our revenues are derived primarily from product sales. Revenue is generally recognized when product is shipped and title has passed to the buyer. Revenue for the US Diagnostics operating segment is reduced at the date of sale for estimated rebates that will be claimed by customers. Rebate agreements are in place with certain independent national distributors and are designed to reimburse such distributors for their cost in handling Meridian's products. Management estimates rebate accruals based on historical statistics, current trends, and other factors. Changes to these rebate accruals are recorded in the period that they become known.

Life Science revenue for contract services may come from standalone arrangements for process development and/or optimization work (contract research and development services) or custom manufacturing, or multiple-deliverable arrangements that include process development work followed by larger-scale manufacturing (both contract research and development services and contract manufacturing services). Revenue is recognized based on the nature of the arrangements, using the principles in EITF 00-21, *Revenue Arrangements with Multiple Deliverables*. The framework in EITF 00-21 is based on each of the multiple deliverables in a given arrangement having distinct and separate fair values. Fair values are determined via consistent pricing between standalone arrangements and multiple deliverable arrangements, as well as a competitive bidding process. Contract research and development services may be performed on a "time and materials" basis or "fixed fee" basis. For "time and materials" arrangements, revenue is recognized as services are performed and billed. For "fixed fee" arrangements, revenue is recognized upon completion and acceptance by the customer. For contract manufacturing services, revenue is recognized upon delivery of product and acceptance by the customer.

Inventories

Our inventories are carried at the lower of cost or market. Cost is determined on a first-in, first-out basis. We establish reserves against cost for excess and obsolete materials, finished goods whose shelf life may expire before sale to customers, and other identified exposures. Such reserves were $1,162,000 and $1,158,000 at September 30, 2007 and 2006, respectively. Management estimates these reserves based on assumptions about future demand and market conditions. If actual demand and market conditions were to be less favorable than such estimates, additional inventory write-downs would be required and recorded in the period known. Such adjustments would negatively affect gross profit margin and overall results of operations.

Intangible Assets

Our intangible assets include identifiable intangibles and goodwill. Identifiable intangibles include customer lists, supply agreements, manufacturing technologies, patents, licenses, and trade names. All of Meridian's identifiable intangibles have finite lives.

SFAS No. 142, *Goodwill and Other Intangible Assets* provides that goodwill and intangible assets with indefinite lives are subject to an annual impairment review (or more frequently if impairment indicators arise) by applying a fair-value based test. There have been no impairments from the analyses required by SFAS No. 142.

Identifiable intangibles with finite lives are subject to impairment testing as prescribed by SFAS No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets*. Pursuant to the provisions of SFAS No. 144, identifiable intangibles with finite lives are reviewed for impairment when events or circumstances indicate that such assets may not be recoverable at their current carrying value. Whether an event or circumstance triggers impairment is determined by comparing an estimate of the asset's undiscounted future cash flows to its carrying value. If impairment has occurred, it is measured by a fair-value based test. During fiscal 2006, Meridian determined that the carrying value of a supply contract related to the Life Science operating segment had become impaired and recorded such impairment in the amount of $826,000 to general and administrative expenses. The contract provided for the supply of biological materials to the United States Department of Defense. Changes in the Department's Critical Reagents Program lowered the amount of materials to be supplied under the contract and ultimately led to the contract having a shorter life than originally expected. There have been no events or circumstances in fiscal 2007 indicating that the carrying value of other such assets may not be recoverable.

Our ability to recover intangible assets, both identifiable intangibles and goodwill, is dependent upon the future cash flows of the related acquired businesses and assets. The application of SFAS Nos. 142 and 144 requires management to make judgments and assumptions regarding future cash flows, including sales levels, gross profit margins, operating expense levels, working capital levels, and capital expenditures. With respect to identifiable intangibles, management also makes judgments and assumptions regarding useful lives.

Management considers the following factors in evaluating events and circumstances for possible impairment: (i) significant under-performance relative to historical or projected operating results, (ii) negative industry trends, (iii) sales levels of specific groups of products (related to specific identifiable intangibles), (iv) changes in overall business strategies and (v) other factors.

If actual cash flows are less favorable than projections, impairment of intangible assets could take place. If impairment were to occur, this would negatively affect overall results of operations.

Income Taxes

Pursuant to SFAS No. 109, *Accounting for Income Taxes*, our provision for income taxes includes federal, foreign, state, and local income taxes currently payable and those deferred because of temporary differences between income for financial reporting and income for tax purposes. We prepare estimates of permanent and temporary differences between income for financial reporting purposes and income for tax purposes. These differences are adjusted to actual upon filing of our tax returns, typically occurring in the third and fourth quarters of the current fiscal year for the preceding fiscal year's estimates.

Our deferred tax assets include net operating loss carryforwards in foreign jurisdictions. The realization of tax benefits related to net operating loss carryforwards is dependent upon the generation of future taxable income in the applicable jurisdictions. Management assesses the level of deferred tax asset valuation allowance by taking into consideration historical and future projected operating results, future reversals of taxable temporary differences, as well as tax planning strategies. The amount of net deferred tax assets considered realizable could be reduced in future years if estimates of future taxable income during the carryforward period are reduced.

Undistributed earnings in our Italian subsidiary are considered by management to be permanently re-invested in such subsidiary. Consequently, US deferred tax liabilities on such earnings have not been recorded. Management believes that such US taxes would be largely offset by foreign tax credits for taxes paid locally in Italy.

From time to time, our tax returns in federal, state, and foreign jurisdictions are examined by the applicable tax authorities. Our tax provisions take into consideration the judgmental nature of certain tax positions through the establishment of reserves for differences between the probable tax determinations and the "as filed" tax positions of certain assets and liabilities. To the extent that adjustments result from the completion of these examinations or the passing of statutes of limitation, they will affect tax liabilities in the period known. We believe that the results of any tax authority examinations would not have a significant adverse impact on financial condition or results of operation.

Recent Accounting Pronouncements:

See Note 1(q) to the Consolidated Financial Statements.

ITEM 7A.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See Market Risk Exposure and Capital Resources under Item 7 above.

ITEM 8.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

All other supplemental schedules are omitted due to the absence of conditions under which they are required or because the information is shown in the Consolidated Financial Statements or Notes thereto.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f).

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting can only provide reasonable assurance and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management's evaluation and those criteria, the Company concluded that its system of internal control over financial reporting was effective as of September 30, 2007.

/s/ William J. Motto
William J. Motto
Chairman of the Board and
Chief Executive Officer
November 30, 2007

/s/ Melissa Lueke
Melissa Lueke
Vice President and
Chief Financial Officer
November 30, 2007

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of
Meridian Bioscience, Inc.

We have audited the accompanying consolidated balance sheets of Meridian Bioscience, Inc. (an Ohio Corporation) and subsidiaries as of September 30, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2007. We also have audited Meridian Bioscience, Inc.'s internal control over financial reporting as of September 30, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Meridian Bioscience, Inc.'s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on Meridian Bioscience, Inc.'s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridian Bioscience, Inc. and subsidiaries as of September 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Meridian Bioscience, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We do not express an opinion or any other form of assurance on Management's Report on Internal Control over Financial Reporting.

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The accompanying Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information for each of the three years in the period ended September 30, 2007 included in this schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements as of September 30, 2007 and 2006 and for each of the three years in the period ended September 30, 2007 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP
Cincinnati, Ohio
November 30, 2007

CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share data)
Meridian Bioscience, Inc. and Subsidiaries

For the Year Ended September 30,	**2007**	2006	2005
Net Sales	**$122,963**	$108,413	$92,965
Cost of Sales	**48,023**	43,729	38,075
Gross Profit	**74,940**	64,684	54,890
Operating Expenses:			
Research and development	**6,085**	4,799	3,866
Selling and marketing	**17,124**	16,698	15,208
General and administrative	**16,701**	16,293	15,491
Total operating expenses	**39,910**	37,790	34,565
Operating Income	**35,030**	26,894	20,325
Other Income (Expense):			
Interest income	**1,642**	1,123	43
Interest expense	**(38)**	(128)	(770)
Other, net	**48**	177	107
Total other income (expense)	**1,652**	1,172	(620)
Earnings Before Income Taxes	**36,682**	28,066	19,705
Income Tax Provision	**9,961**	9,733	7,067
Net Earnings	**$26,721**	$18,333	$12,638
Earnings Per Share Data:			
Basic earnings per common share	**$ 0.67**	$ 0.47	$ 0.36
Diluted earnings per common share	**0.66**	0.46	0.35
Common shares used for basic earnings per common share	**39,584**	39,132	35,211
Effect of dilutive stock options	**1,154**	1,032	945
Common shares used for diluted earnings per common share	**40,738**	40,164	36,156
Dividends declared per common share	**$0.40**	$0.28	$0.21
Anti-dilutive Securities:			
Common share options	-	32	2
Convertible debentures	-	279	380

All share and per share data has been adjusted for the three-for-two stock splits that occurred on May 11, 2007 and September 2, 2005.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (dollars in thousands)

Meridian Bioscience, Inc. and Subsidiaries

For the Year Ended September 30,	**2007**	2006	2005
Cash Flows From Operating Activities			
Net earnings	**$26,721**	$ 18,333	$ 12,638
Non-cash items:			
Depreciation of property, plant and equipment	**2,764**	2,717	2,597
Amortization of intangible assets and deferred issuance costs	**1,635**	2,572	1,655
Deferred income taxes	**800**	47	(243)
Stock compensation expense	**2,632**	1,082	279
Tax reserve adjustment	**(2,425)**	-	-
(Gain) loss on disposition of fixed assets	**5**	38	(7)
Change in current assets, net of acquisition	**(3,011)**	(3,146)	(1,100)
Change in current liabilities, net of acquisition	**(2,145)**	920	2,455
Other, net	**(374)**	(408)	(87)
Net cash provided by operating activities	**26,602**	22,155	18,187
Cash Flows From Investing Activities			
Acquisition earnout payments	**(971)**	(1,494)	(678)
Purchases of property, plant and equipment	**(3,211)**	(3,120)	(2,590)
Proceeds from dispositions of property, plant and equipment	**4**	47	14
Acquisition of OEM Concepts, Inc.	**-**	-	(6,383)
Purchases of short-term investments	**-**	(6,000)	-
Proceeds from sales of short-term investments	**4,000**	2,000	-
Other intangibles acquired	**(265)**	(122)	(10)
Net cash used in investing activities	**(443)**	(8,689)	(9,647)
Cash Flows From Financing Activities			
Repayment of debt obligations	**(29)**	(790)	(3,061)
Dividends paid	**(15,836)**	(11,095)	(7,200)
Proceeds and tax benefits from exercises of stock options	**2,574**	1,660	3,302
Proceeds from issuance of common shares	**-**	-	29,925
Common share issuance costs	**-**	-	(345)
Other	**-**	-	(3)
Net cash provided by (used in) financing activities	**(13,291)**	(10,225)	22,618
Effect of Exchange Rate Changes on Cash and Equivalents	**184**	22	(56)
Net Increase in Cash and Equivalents	**13,052**	3,263	31,102
Cash and Equivalents at Beginning of Period	**36,348**	33,085	1,983
Cash and Equivalents at End of Period	**$49,400**	$ 36,348	$ 33,085

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS (dollars in thousands)

Meridian Bioscience, Inc. and Subsidiaries

As of September 30,	**2007**	2006
Assets		
Current Assets:		
Cash and equivalents	**$49,400**	$ 36,348
Short term investments	**-**	4,000
Accounts receivable, less allowances of $258 in 2007 and $408 in 2006	**22,651**	19,645
Inventories	**18,171**	16,989
Prepaid expenses and other current assets	**2,147**	2,109
Deferred income taxes	**1,376**	1,651
Total current assets	**93,745**	80,742
Property, Plant and Equipment, at Cost:		
Land	**890**	701
Buildings and improvements	**16,907**	15,963
Machinery, equipment and furniture	**24,619**	22,902
Construction in progress	**1,290**	870
Subtotal	**43,706**	40,436
Less-accumulated depreciation and amortization	**25,395**	22,629
Net property, plant and equipment	**18,311**	17,807
Other Assets:		
Deferred debenture offering costs, net	**-**	106
Goodwill	**9,964**	9,864
Other intangible assets, net	**9,457**	10,816
Restricted cash	**1,000**	1,000
Other assets	**221**	193
Total other assets	**20,642**	21,979
Total assets	**$ 132,698**	$ 120,528

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS (dollars in thousands)

Meridian Bioscience, Inc. and Subsidiaries

As of September 30,	2007	2006
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable	**$ 4,704**	$ 3,671
Accrued payroll costs	**7,541**	7,896
Purchase business combination liability	**152**	937
Other accrued expenses	**4,008**	3,955
Income taxes payable	**662**	4,158
Total current liabilities	**17,067**	20,617
Convertible Subordinated Debentures	-	1,803
Deferred Income Taxes	**2,683**	3,758
Commitments and Contingencies		
Shareholders' Equity:		
Preferred stock, no par value, 1,000,000 shares authorized, none issued	-	-
Common shares, no par value, 71,000,000 shares authorized, 39,847,391 and 39,235,777 shares issued	-	-
Additional paid-in capital	**82,209**	74,950
Retained earnings	**30,375**	19,490
Accumulated other comprehensive income (loss)	**364**	(90)
Total shareholders' equity	**112,948**	94,350
Total liabilities and shareholders' equity	**$132,698**	$120,528

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS'EQUITY (Dollars and shares in thousands except per share data)
Meridian Bioscience, Inc. and Subsidiaries

	Common Shares Issued	Shares Held in Treasury	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Total
Balance at September 30, 2004	33,685	(18)	(32)	25,936	6,814	(294)		32,424
Cash dividends paid - $0.21 per share	-	-	-	-	(7,200)	-		(7,200)
Exercise of stock options, net of tax	863	-	-	3,956	-	-		3,956
Stock compensation expense	-	-	-	279	-	-		279
Debenture conversions	1,662	-	-	11,817	-	-		11,817
Common share offering, net	2,700	-	-	29,580	-	-		29,580
Comprehensive income:								
Net earnings	-	-	-	-	12,638	-	$ 12,638	12,638
Foreign currency translation adjustment	-	-	-	-	-	(161)	(161)	(161)
Comprehensive income							$ 12,477	
Balance at September 30, 2005	38,910	(18)	(32)	71,568	12,252	(455)		83,333
Cash dividends paid - $0.28 per share	-	-	-	-	(11,095)	-		(11,095)
Exercise of stock options, net of tax	245	-	-	1,722	-	-		1,722
Stock compensation expense	-	-	-	1,082	-	-		1,082
Debenture conversions	99	-	-	610	-	-		610
Retirement of treasury shares	(18)	18	32	(32)	-	-		-
Comprehensive income:								
Net earnings	-	-	-	-	18,333	-	$ 18,333	18,333
Hedging activity	-	-	-	-	-	13	13	13
Other comprehensive income tax benefits	-	-	-	-	-	50	50	50
Foreign currency translation adjustment	-	-	-	-	-	302	302	302
Comprehensive income							$ 18,698	
Balance at September 30, 2006	39,236	-	-	74,950	19,490	(90)		94,350
Cash dividends paid - $0.40 per share	-	-	-	-	(15,836)			(15,836)
Exercise of stock options, net of tax	336	-	-	2,950	-	-		2,950
Stock compensation expense	-	-	-	2,632	-	-		2,632
Debenture conversions	275	-	-	1,677	-	-		1,677
Comprehensive income:								
Net earnings					26,721	-	$ 26,721	26,721
Hedging activity						(283)	(283)	(283)
Other comprehensive income tax benefits						(244)	(244)	(244)
Foreign currency translation adjustment						981	981	981
Comprehensive income							$ 27,175	
Balance at September 30, 2007	39,847	-	$ -	$ 82,209	$ 30,375	$ 364		$ 112,948

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Meridian Bioscience, Inc. and Subsidiaries

(1) Summary of Significant Accounting Policies

(a) **Nature of Business** – Meridian is a fully-integrated life science company whose principal businesses are (i) the development, manufacture and distribution of diagnostic test kits primarily for certain respiratory, gastrointestinal, viral and parasitic infectious diseases, (ii) the manufacture and distribution of bulk antigens, antibodies, and reagents used by researchers and other diagnostic manufacturers and (iii) the contract development and manufacture of proteins and other biologicals for use by biopharmaceutical and biotechnology companies engaged in research for new drugs and vaccines.

(b) **Principles of Consolidation** - The consolidated financial statements include the accounts of Meridian Bioscience, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Unless the context requires otherwise, references to "Meridian," "we," "us," "our," or "our company" refer to Meridian Bioscience, Inc. and its subsidiaries.

(c) **Use of Estimates** - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are discussed in Notes 1(g), 1(h), 1(i), 1(j), 1(l), 1(m), 7 and 8(b).

(d) **Foreign Currency Translation** - Assets and liabilities of foreign operations are translated using year-end exchange rates with gains or losses resulting from translation included in a separate component of accumulated other comprehensive income (loss). Revenues and expenses are translated using exchange rates prevailing during the year. We also recognize foreign currency transaction gains and losses on certain assets and liabilities that are denominated in the Euro currency. These gains and losses are included in other income and expense in the accompanying consolidated statements of operations.

(e) **Cash Equivalents** – We consider short-term investments with original maturities of 90 days or less to be cash equivalents, including overnight repurchase agreements, investments in municipal variable rate demand notes that have a seven-day put feature and institutional money market funds.

(f) **Short-term Investments** – Auction-rate securities are separately classified as short-term investments in the consolidated financial statements and are accounted for as available-for-sale securities under SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* As such, unrealized holding gains and losses are reported as a component of other comprehensive income until realized. The carrying value of these securities was equal to their fair value as of September 30, 2006. We did not hold any auction-rate securities at September 30, 2007. There were no realized gains or losses from the sales of these securities during fiscal 2007.

(g) **Inventories** - Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis (FIFO).

We establish reserves against cost for excess and obsolete materials, finished goods whose shelf life may expire before sale to customers, and other identified exposures. Such reserves were $1,162,000 and $1,158,000 at September 30, 2007 and 2006, respectively. Management estimates these reserves based on assumptions about future demand and market conditions. If actual demand and market conditions were to be less favorable than such estimates, additional inventory write-downs would be required and recorded in the period known. Such adjustments would negatively affect gross profit margin and overall results of operations.

Prior to July 1, 2007, the cost of certain inventories within the Life Science operating segment was determined by the last-in, first-out ("LIFO") method. Effective July 1, 2007, we changed our method of accounting for this inventory from the LIFO method to the FIFO method, and now substantially all of our inventories are reflected at the lower of cost or market with cost determined by the FIFO method. We changed to the FIFO method for these inventories because: it conforms substantially all of our worldwide inventories to a consistent basis of accounting; and it provides better comparability to our industry peers, many of whom use the FIFO method of accounting for inventories. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 154, *Accounting Changes and Error Corrections*, the change in accounting has been retrospectively applied to all prior periods presented herein. The effects of the change as it relates to our consolidated financial statements for the periods presented are as follows:

Statement of Operations (dollars in thousands)

Nine Months Ended June 30, 2007

	LIFO Method	FIFO Method	Effect of Change
Net Sales	$ 90,577	$ 90,577	$ -
Cost of Sales	34,871	34,826	(45)
Gross Profit	55,706	55,751	45
Operating Expenses	29,356	29,356	-
Operating Income	26,350	26,395	45
Other Income (Expense)	1,169	1,169	-
Earnings Before Income Taxes	27,519	27,564	45
Income Tax Provision	7,270	7,287	17
Net Earnings	$ 20,249	$ 20,277	$ 28
Earnings Per Share Data:			
Basic earnings per common share	$ 0.51	$ 0.51	$ -
Diluted earnings per common share	$ 0.50	$ 0.50	$ -

Statement of Operations (dollars in thousands)

Year Ended September 30, 2006

	LIFO Method	FIFO Method	Effect of Change
Net Sales	$ 108,413	$ 108,413	$ -
Cost of Sales	43,742	43,729	(13)
Gross Profit	64,671	64,684	13
Operating Expenses	37,790	37,790	-
Operating Income	26,881	26,894	13
Other Income (Expense)	1,172	1,172	-
Earnings Before Income Taxes	28,053	28,066	13
Income Tax Provision	9,728	9,733	5
Net Earnings	$ 18,325	$ 18,333	$ 8
Earnings Per Share Data:			
Basic earnings per common share	$ 0.47	$ 0.47	$ -
Diluted earnings per common share	$ 0.46	$ 0.46	$ -

Statement of Operations (dollars in thousands)

Year Ended September 30, 2005

	LIFO Method	FIFO Method	Effect of Change
Net Sales	$ 92,965	$ 92,965	$ -
Cost of Sales	38,184	38,075	(109)
Gross Profit	54,781	54,890	109
Operating Expenses	34,565	34,565	-
Operating Income	20,216	20,325	109
Other Income (Expense)	(620)	(620)	-
Earnings Before Income Taxes	19,596	19,705	109
Income Tax Provision	7,031	7,067	36
Net Earnings	$ 12,565	$ 12,638	$ 73
Earnings Per Share Data:			
Basic earnings per common share	$ 0.36	$ 0.36	$ -
Diluted earnings per common share	$ 0.35	$ 0.35	$ -

Balance Sheet (dollars in thousands)

June 30, 2007

	LIFO Method	FIFO Method	Effect of Change
Current assets:			
Inventories	$ 18,825	$ 18,179	$ (646)
Deferred income taxes	1,141	1,358	217
Aggregated other current assets	66,821	66,821	-
Total current assets	86,787	86,358	(429)
Aggregated other assets, net	38,881	38,881	-
Total assets	$ 125,668	$ 125,239	$ (429)
Total liabilities	$ 16,855	$ 16,855	$ -
Retained earnings	28,705	28,276	(429)
Other shareholders' equity	80,108	80,108	-
Total shareholders' equity	108,813	108,384	(429)
Total liabilities and shareholders' equity	$ 125,668	$ 125,239	$ (429)

Balance Sheet (dollars in thousands)

September 30, 2006

	LIFO Method	FIFO Method	Effect of Change
Current assets:			
Inventories	$ 17,680	$ 16,989	$ (691)
Deferred income taxes	1,387	1,651	264
Aggregated other current assets	62,102	62,102	-
Total current assets	81,169	80,742	(427)
Aggregated other assets, net	39,786	39,786	-
Total assets	$ 120,955	$ 120,528	$ (427)
Total liabilities	$ 26,178	$ 26,178	$ -
Retained earnings	19,917	19,490	(427)
Other shareholders' equity	74,860	74,860	-
Total shareholders' equity	94,777	94,350	(427)
Total liabilities and shareholders' equity	$ 120,955	$ 120,528	$ (427)

Balance Sheet (dollars in thousands)

September 30, 2005

	LIFO Method	FIFO Method	Effect of Change
Current assets:			
Inventories	$ 16,785	$ 16,081	$ (704)
Deferred income taxes	1,258	1,527	269
Aggregated other current assets	52,117	52,117	-
Total current assets	70,160	69,725	(435)
Aggregated other assets, net	40,409	40,409	-
Total assets	$ 110,569	$ 110,134	$ (435)
Total liabilities	$ 26,801	$ 26,801	$ -
Retained earnings	12,687	12,252	(435)
Other shareholders' equity	71,081	71,081	-
Total shareholders' equity	83,768	83,333	(435)
Total liabilities and shareholders' equity	$ 110,569	$ 110,134	$ (435)

(h) **Property, Plant and Equipment** - Property, plant and equipment are stated at cost. Upon retirement or other disposition of property, plant and equipment, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in earnings. Maintenance and repairs are expensed as incurred. Depreciation and amortization are computed on the straight-line method in amounts sufficient to write-off the cost over the estimated useful lives as follows:

Buildings and improvements - 5 to 33 years

Machinery, equipment, and furniture - 3 to 10 years

(i) **Intangible Assets and Application of SFAS Nos. 142 and 144** - SFAS No. 142, *Goodwill and Other Intangible Assets,* addresses accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives are subject to an annual impairment review (or more frequently if impairment indicators arise) by applying a fair-value based test. We perform our annual impairment review as of June 30, the end of our third fiscal quarter. We have no intangible assets with indefinite lives other than goodwill. There have been no impairments from the analyses prepared pursuant to SFAS No. 142. During fiscal 2007, the change in goodwill was an increase of $100,000. This change consisted of an increase related to the OEM Concepts earnout obligations for calendar 2006 and the first nine months of calendar 2007 in the amount of $186,000 (Life Science operating segment), offset by a decrease of $86,000 related to recognition of acquired tax benefits (US Diagnostics operating segment). During fiscal 2006, the change in goodwill was an increase of $1,085,000. This change consisted of an increase related to the Viral Antigens earnout obligation for fiscal 2006 in the amount of

$853,000 (Life Science operating segment), an increase related to the OEM Concepts earnout obligations for calendar 2005 and the first nine months of calendar 2006 in the amount of $265,000 (Life Science operating segment), offset by a decrease of $33,000 related to recognition of acquired tax benefits (US Diagnostics operating segment).

A summary of Meridian's acquired intangible assets subject to amortization, as of September 30, 2007 and 2006 is as follows (dollars in thousands).

As of September 30,	Wtd Avg Amort Period (Yrs)	2007 Gross Carrying Value	2007 Accumulated Amortization	2006 Gross Carrying Value	2006 Accumulated Amortization
Core products and cell lines	15	$4,698	$2,313	$4,698	$2,023
Manufacturing technologies	15	5,907	4,089	5,907	3,743
Trademarks, licenses and patents	12	2,270	1,694	2,005	1,545
Customer lists and supply agreements	13	10,641	5,963	10,633	5,116
		$23,516	$14,059	$23,243	$12,427

The actual aggregate amortization expense for these intangible assets for fiscal 2007 was $1,632,000. The aggregate amortization expense for these intangible assets for fiscal 2006 and fiscal 2005 was $2,560,000 and $1,563,000, respectively. The amortization expense for fiscal 2006 included an impairment charge of $826,000 on a supply agreement discussed below. The estimated aggregate amortization expense for these intangible assets for each of the five succeeding fiscal years is as follows: fiscal 2008 - $1,478,000, fiscal 2009 - $1,377,000, fiscal 2010 - $1,339,000, fiscal 2011- $1,266,000 and fiscal 2012 - $1,121,000.

SFAS No. 144, *Accounting for Impairment or Disposal of Long-lived Assets* establishes a single model for accounting for impairment or disposal of long-lived assets. Long-lived assets, excluding goodwill and identifiable intangibles with indefinite lives, are reviewed for impairment when events or circumstances indicate that such assets may not be recoverable at their carrying value. Whether an event or circumstance triggers an impairment is determined by comparing an estimate of the asset's future cash flows to its carrying value. If impairment has occurred, it is measured by a fair-value based test. During fiscal 2006, we determined that the carrying value of a supply contract with the US Department of Defense related to the Life Science operating segment had become impaired and recorded such impairment in the amount of $826,000 to general and administrative expenses. The impairment was measured by comparing the present value of expected future cash flows to the carrying value of the contract. The contract provided for the supply of biological materials during a base period and also contained four optional 12-month renewal periods through March 31, 2009. Changes in the Department's Critical Reagents Program lowered the amount of materials to be supplied under the contract. During March 2007, the Department informed Meridian that it would not be exercising the optional renewal period from April 1, 2007 through March 31, 2008. Meridian does not expect to supply any more materials under this contract, and as of September 30, 2007, the carrying value of this contract was zero. There have been no events or circumstances indicating that the carrying value of other such assets may not be recoverable.

Meridian's ability to recover its intangible assets, both identifiable intangibles and goodwill, is dependent upon the future cash flows of the related acquired businesses and assets. The application of SFAS Nos. 142 and 144 requires management to make judgments and assumptions regarding future cash flows, including sales levels, gross profit margins, operating expense levels, working capital levels, and capital expenditures. With respect to identifiable intangibles and fixed assets, management also makes judgments and assumptions regarding useful lives.

Management considers the following factors in evaluating events and circumstances for possible impairment: (i) significant under-performance relative to historical or projected operating results, (ii) negative industry trends, (iii) sales levels of specific groups of products (related to specific identifiable intangibles), (iv) changes in overall business strategies and (v) other factors.

If actual cash flows are less favorable than projections, this could trigger impairment of intangible assets and other long-lived assets. If impairment were to occur, this would negatively affect overall results of operations.

(j) **Revenue Recognition** - Revenue is generally recognized from sales when product is shipped and title has passed to the buyer. Revenue for the US Diagnostics operating segment is reduced at the date of sale for estimated rebates that will be claimed by customers. Management estimates accruals for rebate agreements based on historical statistics, current trends, and other factors. Changes to the accruals are recorded in the period that they become known. Our rebate accruals were $2,415,000 at September 30, 2007 and $2,181,000 at September 30, 2006.

Life Science revenue for contract services may come from standalone arrangements for process development and/or optimization work (contract research and development services) or custom manufacturing, or multiple-deliverable arrangements that include process development work followed by larger-scale manufacturing (both contract research and development services and contract manufacturing services). Revenue is recognized based on the nature of the arrangements, using the principles in EITF 00-21, *Revenue Arrangements with Multiple Deliverables*. The framework in EITF 00-21 is based on each of the multiple deliverables in a given arrangement having distinct and separate fair values. Fair values are determined via consistent pricing between standalone arrangements and multiple deliverable arrangements, as well as a competitive bidding process. Contract research and development services may be performed on a "time and materials" basis or "fixed fee" basis. For "time and materials" arrangements, revenue is recognized as services are performed and billed. For "fixed fee" arrangements, revenue is recognized upon completion and acceptance by the customer. For contract manufacturing services, revenue is recognized upon delivery of product and acceptance by the customer.

Trade accounts receivable are recorded in the accompanying consolidated balance sheet at invoiced amounts less provisions for rebates and doubtful accounts. The allowance for doubtful accounts represents our estimate of probable credit losses and is based on historical write-off experience. The allowance for doubtful accounts and related metrics, such as days sales outstanding, are reviewed monthly. Accounts with past due balances over 90 days are reviewed individually for collectibility. Customer invoices are charged off against the allowance when we believe it is probable the invoices will not be paid.

(k) **Research and Development Costs** - Research and development costs are charged to expense as incurred. Research and development costs include, among other things, salaries and wages for research scientists, materials and supplies used in the development of new products, and costs for facilities and equipment.

(l) **Income Taxes** - The provision for income taxes includes federal, foreign, state, and local income taxes currently payable and those deferred because of temporary differences between income for financial reporting and income for tax purposes. We prepare estimates of permanent and temporary differences between income for financial reporting purposes and income for tax purposes. These differences are adjusted to actual upon filing of our tax returns, typically occurring in the third and fourth quarters of the current fiscal year for the preceding fiscal year's estimates. See Note 7.

(m) **Stock-based Compensation** – We account for stock-based compensation pursuant to SFAS No. 123R, *Share-Based Payment*, which was adopted as of July 1, 2005. SFAS No. 123R requires recognition of compensation expense for all share-based awards made to employees, based upon the fair value of the share-based award on the date of the grant. Meridian elected to adopt the provisions of SFAS No. 123R, utilizing the modified prospective method, which required compensation expense be measured and recognized based on grant-date fair value for stock option awards granted after July 1, 2005 and the non-vested portions of stock options awards granted prior to July 1, 2005. See Note 8(b).

(n) **Derivative Financial Instruments** – We account for our derivative financial instruments in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended. These instruments are designated as cash flow hedges, and therefore, the effective portion of the net gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. For the ineffective portion of the hedge, gains or losses are charged to earnings in the current period. All derivative instruments are recognized as either assets or liabilities at fair value in the consolidated balance sheets. Cash flows from our hedging instruments are classified in Operating Activities, consistent with cash flows from the related items being hedged. See Note 6.

(o) **Comprehensive Income (Loss)** – Comprehensive income represents the net change in shareholders' equity during a period from sources other than transactions with shareholders. Meridian's comprehensive income is comprised of net earnings, foreign currency translation, and changes in the fair value of forward exchange contracts accounted for as cash flow hedges. Components of beginning and ending accumulated other comprehensive income (loss), and related activity, are shown in the following table (in thousands):

	Currency Translation Adjustment	Cash Flow Hedges	Tax Benefits	Accumulated Other Comprehensive Income (Loss)
Balance at September 30, 2006	$ (153)	$ 13	$ 50	$ (90)
Currency translation	981	-	-	981
Reclassifications to earnings of hedging activity	-	94		94
Net unrealized losses on hedging instruments		(377)		(377)
Tax benefits			(244)	(244)
Balance at September 30, 2007	$ 828	$ (270)	$ (194)	$ 364

(p) **Supplemental Cash flow Information** – Supplemental cash flow information is as follows for fiscal 2007, 2006 and 2005 (dollars in thousands):

Year Ended September 30,	**2007**	2006	2005
Cash paid for -			
Income taxes	**$12,412**	$ 6,734	$ 7,067
Interest	**37**	106	493
Non-cash items -			
Debenture conversions	**1,775**	648	11,737

(q) **Recent Accounting Pronouncements** – During July 2006, the Financial Accounting Standards Board issued Interpretation 48, *Accounting for Uncertainty in Income Taxes: An Interpretation of FASB Statement No. 109.* Interpretation 48 establishes criteria that an individual tax position would have to meet for some or all of the benefit of that position to be recognized in an entity's financial statements. Interpretation 48 also establishes disclosure criteria for tax contingency reserves. We will be required to adopt Interpretation 48 during the first quarter of fiscal 2008. At this time, we are unable to determine the impact that adoption of this pronouncement will have on our financial condition.

During September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS 157 defines fair value and provides a framework for measuring fair value, including a hierarchy that prioritizes the inputs to valuation techniques into three broad levels. This fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. We are required to adopt SFAS 157 in fiscal 2009. We are currently in the process of evaluating the impact of SFAS 157 on our financial statements.

During February 2007, the FASB issued SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115.* SFAS 159 permits an entity to choose to measure certain financial instruments and other items at fair value where such financial instruments and other items are not currently required to be measured at fair value. For financial instruments and other items where the fair value option is elected, unrealized gains and losses are reported in earnings. We are required to adopt SFAS 159 in fiscal 2009. We are currently in the process of evaluating the impact of SFAS 157 on our financial statements.

(r) **Shipping and Handling costs** – Shipping and handling costs invoiced to customers are included in net sales. Costs to distribute products to customers, including inbound freight costs, warehousing costs, and other shipping and handling activities are included in cost of goods sold.

(s) **Non-income Government-Assessed Taxes** – We classify all non-income government-assessed taxes (sales, use, and value-added) collected from customers and remitted by us to appropriate revenue authorities, on a net basis (excluded from net sales) in the accompanying consolidated statements of operations.

(t) **Reclassifications** – Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

(2) OEM Concepts Acquisition

On January 31, 2005, we acquired all of the outstanding common shares of OEM Concepts, Inc. for $6,590,000 in cash, including transaction costs. OEM Concepts is a leading producer and distributor of highly specialized biologicals for the diagnostic, pharmaceutical, and research markets. The purchase agreement provides for additional consideration, up to a maximum remaining amount of $1,819,000, contingent upon future calendar-year sales and gross profit of OEM Concepts' products through December 31, 2008. Earnout consideration, if any, is payable each year, following the period earned. Earnout consideration in the amount of $118,000 related to calendar 2006 was paid during fiscal 2007. Earnout consideration in the amount of $152,000 related to the nine-month period ended September 30, 2007 has been accrued in the accompanying consolidated balance sheet. The initial $6,590,000 purchase price and transaction costs were funded with bank debt under our bank credit facility and cash on hand.

The acquisition was accounted for as a purchase, and the results of operations of OEM Concepts are included in our consolidated results of operations from February 1, 2005 forward. A summary of the purchase price allocation follows. This purchase price allocation reflects the fair values of acquired long-lived assets, including supply agreements for $3,466,000 (see Note 1(i) regarding impairment of one of these supply agreements), cell lines for $1,499,000, and customer relationships for $562,000. The estimated fair market value of intangibles acquired was based on discounted future cash flows. Intangible assets other than supply agreements and goodwill have an estimated useful life of 15 years. Supply agreements have useful lives based on the terms of the agreements, between 3 and 10 years. Future earnout payment consideration, if any, will be allocated to goodwill, and will be recorded in the period in which it is earned and becomes payable.

Acquisition details are as follows (dollars in thousands):

Purchase price, including transaction costs and earnout payments made	$	7,056
Fair value of assets acquired -		
Cash	$	207
Accounts receivable		505
Inventory		643
Prepaid expenses		47
Property, plant and equipment, net		145
Specific intangibles		5,527
Goodwill		2,709
Other assets		9
		9,792
Fair value of liabilities assumed -		
Debt and capital lease obligations		233
Deferred income tax liabilities		2,062
Other liabilities		441
		2,736
Fair value of net assets acquired	$	7,056

(3) Inventories

Inventories are comprised of the following (dollars in thousands):

As of September 30,	**2007**	2006
Raw materials	**$4,816**	$ 4,024
Work-in-process	**5,141**	4,578
Finished goods	**8,214**	8,387
	$18,171	$ 16,989

(4) Bank Credit Arrangements

We have a $30,000,000 credit facility with a commercial bank, which expires in September 2012. This credit facility is collateralized by our business assets except for those of non-domestic subsidiaries. There were no borrowings outstanding on this credit facility at September 30, 2007 or September 30, 2006. Available borrowings under this credit facility were $30,000,000 at September 30, 2007. In connection with this bank credit arrangement, we are required to comply with financial covenants that limit the amount of debt obligations, require a minimum amount of tangible net worth, and require a minimum amount of fixed charge coverage. We are in compliance with all covenants. We are also required to maintain a cash compensating balance with the bank in the amount of $1,000,000, pursuant to this bank credit arrangement.

(5) Long-Term Debt Obligations

As of September 30, 2007, we have no debt obligations outstanding. As of September 30, 2006, we had outstanding $1,803,000 principal of 5% debentures, convertible, at the option of the holder, into common shares at a price of $6.45. During the first two quarters of fiscal 2007, $1,775,000 principal amount of these debentures were converted by the holders into 274,315 common shares. During the second quarter of fiscal 2007, we redeemed the remaining $28,000 principal amount of these debentures at a 1% premium. Deferred debenture issuance costs of $101,000 were recorded to additional paid-in capital in the accompanying consolidated balance sheet in connection with the conversion transactions.

(6) Hedging Transactions

We have historically entered into forward exchange contracts to hedge cash flows from intercompany sales between our US parent company and its Italian affiliate. These forward exchange contracts are designated as cash flow hedges under SFAS No. 133. The following table presents our hedging portfolio as of September 30, 2007 (amounts in thousands).

Notional Amount	Contract Value	Estimated Fair Value	Average Exchange Rate	Maturity
€ 4,200	$ 5,756	$ 6,003	1.3703	FY 2008
€ 300	$ 421	$ 429	1.4021	FY 2009

At September 30, 2007, unrealized losses of $270,000 were included in accumulated other comprehensive income in the consolidated balance sheet. This amount is expected to be reclassified into net earnings within the next 15 months. The estimated fair value of forward contracts outstanding at September 30, 2007 is based on quoted amounts provided by the counterparty to these contracts.

(7) Income Taxes

(a) Earnings before income taxes, and the related provision for income taxes for the years ended September 30, 2007, 2006 and 2005 were as follows (dollars in thousands):

Year Ended September 30,	**2007**	2006	2005
Earnings before income taxes -			
Domestic	**$33,324**	$25,365	$17,640
Foreign	**3,358**	2,701	2,065
Total	**$36,682**	$28,066	$19,705
Provision (credit) for income taxes -			
Federal –			
Current provision	**$11,179**	$8,902	$6,550
Temporary differences			
Fixed asset basis differences and depreciation	**(105)**	(65)	(57)
Intangible asset basis differences and amortization	**(249)**	(588)	(227)
Currently non-deductible expenses and reserves	**238**	(88)	(467)
Stock based compensation	**(678)**	(339)	(65)
Other, net	**(258)**	2	(163)
Tax contingency reserve adjustment	**(2,425)**	-	-
Subtotal	**7,702**	7,824	5,571
State and local	**1,250**	814	600
Foreign	**1,009**	1,095	896
Total	**$9,961**	$9,733	$7,067

(b) The following is a reconciliation between the statutory US income tax rate and the effective rate derived by dividing the provision for income taxes by earnings before income taxes (dollars in thousands):

Year Ended September 30,	**2007**		2006		2005	
Computed income taxes at statutory rate	**$12,839**	**35.0%**	$9,824	35.0%	$6,895	35.0%
Increase (decrease) in taxes resulting from -						
State and local income taxes	**835**	**2.3**	685	2.4	500	2.5
Federal and state tax credits	**(213)**	**(0.6)**	(88)	(0.3)	(166)	(0.8)
Subpart F income taxes	**-**	**-**	-	-	117	0.6
Foreign tax rate differences	**170**	**0.5**	145	0.5	19	0.1
Valuation allowance reversal - France	**(309)**	**(0.8)**	-	-	-	-
Extra territorial income exclusion	**(56)**	**(0.2)**	(275)	(1.0)	(306)	(1.6)
Qualified domestic production incentives	**(290)**	**(0.8)**	(236)	(0.8)	-	-
Tax exempt interest	**(418)**	**(1.1)**	(281)	(1.0)	-	-
Tax contingency reserve adjustment	**(2,425)**	**(6.6)**	-	-	-	-
Other, net	**(172)**	**(0.5)**	(41)	(0.1)	8	0.1
	$9,961	**27.2%**	$9,733	34.7%	$7,067	35.9%

(c) The components of net deferred tax liabilities were as follows (dollars in thousands):

As of September 30,	**2007**	2006
Deferred tax assets -		
Valuation reserves and non-deductible expenses	**$922**	$1,465
Stock compensation expense not deductible	**1,237**	503
Net operating loss carryforwards	**920**	890
Inventory basis differences	**472**	176
Other	**90**	225
Subtotal	**3,641**	3,259
Less valuation allowance	**(569)**	(888)
Deferred tax assets	**3,072**	2,371
Deferred tax liabilities -		
Fixed asset basis differences and depreciation	**(711)**	(830)
Intangible asset basis differences and amortization	**(2,918)**	(3,190)
Other	**(750)**	(458)
Deferred tax liabilities	**(4,379)**	(4,478)
Net deferred tax liabilities	**$(1,307)**	$(2,107)

For income tax purposes, we have tax benefits related to operating loss carryforwards in the countries of Belgium and France. These net operating loss carryforwards have no expiration date. We have recorded deferred tax assets for these carryforwards, inclusive of valuation allowances in the amount of $569,000 for the country of Belgium at September 30, 2007. These valuation allowances are for pre-acquisition net operating loss carryforwards. If tax benefits are recognized in future years for these pre-acquisition net operating loss carryforwards, such benefits will be allocated to reduce goodwill and acquired intangible assets. The valuation allowance recorded against deferred tax assets at September 30, 2006 was $888,000 and related solely to net operating loss carryforwards in Belgium and France.

The realization of deferred tax assets in foreign jurisdictions is dependent upon the generation of future taxable income in certain European countries. Management has considered the levels of currently anticipated pre-tax income in foreign jurisdictions in assessing the required level of the deferred tax asset valuation allowance. Taking into consideration historical and current operating results, and other factors, management believes that it is more likely than not that the net deferred tax asset for foreign jurisdictions, after consideration of the valuation allowance, which has been established, will be realized. The amount of the net deferred tax asset considered realizable in foreign jurisdictions, however, could be reduced in future years if estimates of future taxable income during the carryforward period are reduced.

Undistributed earnings re-invested indefinitely in the Italian operation were approximately $13,900,000 at September 30, 2007. US deferred tax liabilities of approximately $5,300,000 on such earnings have not been recorded. Management believes that such US taxes would be largely offset by foreign tax credits for taxes paid in Italy.

On June 30, 2005, Ohio's governor signed Biennial Budget Bill, Am. Sub. H.B. 66. This bill replaced Ohio's corporate income and personal property taxes with a commercial activity tax based on gross receipts, phased in over five years beginning July 1, 2005. We have evaluated the impact of this legislation on our deferred tax balances. The carrying value of deferred taxes was not materially affected by the enactment of this legislation.

From time to time, our tax returns in Federal, state, and foreign jurisdictions are examined by the applicable tax authorities. Our tax provisions take into consideration the judgmental nature of certain tax positions through the establishment of reserves for differences between the probable tax determinations and the "as filed" tax positions of certain assets and liabilities. To the extent that adjustments result from the completion of these examinations or the passing of statutes of limitation, they will affect tax liabilities in the period known. We believe that the results of any tax authority examinations would not have a significant adverse impact on financial condition or results of operation.

In fiscal 2000, we recorded a tax benefit related to the insolvency of a foreign subsidiary that has since been liquidated and dissolved. At that time, a reserve was also provided for future resolution of uncertainties related to this matter. During June 2007, the statute of limitations expired on the tax returns affected by this matter, and consequently, the adjustment to tax reserves resulted in a tax benefit of $2,425,000.

(8) Employee Benefits

(a) **Savings and Investment Plan** - We have a profit sharing and retirement savings plan covering substantially all full-time US employees. Profit sharing contributions to the plan, which are discretionary, are approved by the Board of Directors. The plan permits participants to contribute to the plan through salary reduction. Under terms of the plan, we match 50% of an employee's contributions, up to maximum match of 3% of compensation. Our discretionary and matching contributions to the plan amounted to approximately $1,132,000, $1,066,000, and $1,006,000, during fiscal 2007, 2006 and 2005, respectively.

(b) **Stock-Based Compensation Plans** – We have one active stock based compensation plan, the 2004 Equity Compensation plan, which became effective December 7, 2004, as amended (the "2004 Plan") and an Employee Stock Purchase Plan ("The ESP Plan"), which became effective October 1, 1997. Effective October 1, 1997, we began selling shares of stock to our full-time and part-time employees under the ESP Plan up to the number of shares equivalent to a 1% to 15% payroll deduction from an employee's base salary plus an additional 5% dollar match of this deduction by Meridian.

We may grant new shares for options for up to 1,462,500 shares under the 2004 Plan, of which we have granted 976,000 through September 30, 2007. Options may be granted at exercise prices not less than 100%

of the closing market value of the underlying common shares on the date of grant and have maximum terms up to ten years. Vesting schedules are established at the time of grant and may be set based on future service periods, achievement of performance targets, or a combination thereof. All options contain provisions restricting their transferability and limiting their exercise in the event of termination of employment or the disability or death of the optionee. We have granted options for 5,407,000 shares under similar plans that have expired.

We adopted SFAS No. 123(R), *Share-Based Payment*, as of July 1, 2005. SFAS No. 123(R) requires recognition of compensation expense for all share-based payments made to employees, based upon the fair value of the share-based payment on the date of the grant. We elected to adopt the provisions of SFAS No. 123(R), pursuant to the modified prospective method, which requires compensation expense be measured and recognized based on grant-date fair value for stock option awards granted after July 1, 2005 and the non-vested portions of stock option awards granted prior to July 1, 2005.

Prior to July 1, 2005, we accounted for our stock based compensation plans pursuant to the intrinsic value method in APB No. 25. Had compensation cost for these plans been determined using the fair value method provided in SFAS No. 123(R), our net earnings for fiscal 2005 would have been $12,376,000, compared to a reported amount of $12,638,000. Basic earnings per share for fiscal 2005 would have been $0.35, compared to a reported amount of $0.36. Diluted earnings per share for fiscal 2005 would have been $0.34, compared to a reported amount of $0.35.

The amount of stock-based compensation expense reported was $2,632,000, $1,082,000 and $279,000 in fiscal 2007, fiscal 2006, and fiscal 2005, respectively. The total income tax benefit recognized in the income statement for these stock-based compensation arrangements was $668,000, $339,000, and $65,000, for fiscal 2007, fiscal 2006, and fiscal 2005, respectively. We expect stock compensation expense for unvested options as of September 30, 2007 to be $1,565,000, which will be recognized during fiscal years 2008 through 2011.

SFAS No. 123(R) requires that we recognize compensation expense only for the portion of shares that we expect to vest. As such, we apply estimated forfeiture rates to our compensation expense calculations. These rates have been derived using historical forfeiture data, stratified by several employee groups. During fiscal 2007, we recorded $210,000 in stock compensation expense to adjust estimated forfeiture rates to actual.

We have elected to use the Black-Scholes option pricing model to determine grant-date fair value, with the following assumptions for fiscal 2007 and 2006: (i) expected share price volatility based on implied volatility calculations using options for Meridian and a peer-group of companies; (ii) expected life of options based on contractual lives, employees' historical exercise behavior and employees' historical post-vesting employment termination behavior; (iii) risk-free interest rates based on treasury rates that correspond to the expected lives of the options; and (iv) dividend yield based on the expected yield on underlying Meridian common stock.

Year Ended September 30,	**2007**	2006	2005
Risk-free interest rates	**4.64%**	4.3%-4.4%	3.8%-4.3%
Dividend yield	**1.96%**	1.55%	2.3%-5.4%
Life of option	**5.80-7.50 yrs.**	5.70-7.50 yrs.	6.25-7.00 yrs.
Share price volatility	**44%**	46%	52%-54%
Forfeitures (by employee group)	**0%-20%**	0%-20%	5%-38%

A summary of the status of our stock option plans at September 30, 2007 and changes during the year is presented in the table and narrative below:

	Shares	Wtd Avg Exercise Price	Wtd Avg Remaining Life (Yrs)	Aggregate Intrinsic Value
Outstanding beginning of period	1,919,696	$ 5.48		
Grants	358,925	16.65		
Exercises	(336,433)	3.91		
Forfeitures	(9,256)	13.14		
Cancellations	(1,048)	6.11		
Outstanding end of period	1,931,884	$ 7.79	5.9	$ 43,524,000
Exercisable end of period	647,520	$ 4.80	4.1	$16,524,000

A summary of the status of our nonvested shares as of September 30, 2007, and changes during the year ended September 30, 2007, is presented below:

	Shares	Weighted-Average Grant Date Fair Value
Nonvested beginning of period	1,151,595	$ 2.93
Granted	358,925	7.10
Vested	(216,900)	3.34
Forfeited	(9,256)	5.74
Nonvested end of period	1,284,364	$ 4.03

The weighted average grant-date fair value of options granted was $7.10, $6.54, and $3.21 for fiscal 2007, 2006, and 2005, respectively. The total intrinsic value of options exercised was $5,526,000, $2,648,000 and

$3,659,000, for fiscal 2007, fiscal 2006, and 2005, respectively. The total grant-date fair value of options that vested during fiscal 2007, 2006, and 2005 was $721,000, $296,000 and $235,000, respectively.

Cash received from options exercised was $1,315,000, $990,000, and $3,302,000 for fiscal 2007, 2006, and 2005, respectively. Tax benefits realized and recorded to additional paid-in capital from option exercises totaled $1,632,000, $732,000, and $654,000 for fiscal 2007, 2006, and 2005 respectively.

(9) Major Customers and Segment Data

Meridian was formed in 1976 and functions as a fully integrated research, development, manufacturing, marketing and sales organization with primary emphasis in the field of life science. Our principal businesses are (i) the development, manufacture and distribution of diagnostic test kits primarily for certain respiratory, gastrointestinal, viral and parasitic infectious diseases, (ii) the manufacture and distribution of bulk antigens, antibodies, and reagents used by researchers and other diagnostic manufacturers and (iii) the contract manufacture of proteins and other biologicals under clinical cGMP conditions for use by biopharmaceutical and biotechnology companies engaged in research for new drugs and vaccines.

Our reportable operating segments are US Diagnostics, European Diagnostics, and Life Science. The US Diagnostics operating segment consists of manufacturing operations in Cincinnati, Ohio, and the sale and distribution of diagnostic test kits in the US and countries outside of Europe, Africa and the Middle East. The European Diagnostics operating segment consists of the sale and distribution of diagnostic test kits in Europe, Africa, and the Middle East. The Life Science operating segment consists of manufacturing operations in Memphis, Tennessee, Saco, Maine, and Boca Raton, Florida, and the sale and distribution of bulk antigens, antibodies and bioresearch reagents domestically and abroad. The Life Science operating segment also includes the contract development and manufacture of cGMP clinical grade proteins and other biologicals for use by biopharmaceutical and biotechnology companies engaged in research for new drugs and vaccines.

Sales to individual customers constituting 10% or more of consolidated net sales were as follows (dollars in thousands):

Year Ended September 30,	**2007**		2006		2005	
Customer A (US Diagnostics)	**$24,678**	**(20%)**	$20,014	(18%)	$15,512	(17%)
Customer B (US Diagnostics)	**$13,340**	**(11%)**	$10,989	(10%)	$8,244	(9%)

Combined export sales for the US Diagnostics and Life Science operating segments were $15,128,000, $14,728,000 and $12,414,000 in fiscal years 2007, 2006 and 2005, respectively. Three products accounted for 31%, 28%, and 23% of consolidated net sales in fiscal 2007, fiscal 2006, and fiscal 2005, respectively. Approximately 30% of the consolidated accounts receivable balance at September 30, 2007 is largely dependent upon funds from the Italian government.

Significant country information for the European Diagnostics operating segment is as follows (dollars in thousands). Sales are attributed to the geographic area based on the location to which the product is shipped.

Year Ended September 30,	**2007**	2006	2005
Italy	**$ 7,838**	$ 6,840	$ 6,221
France	**3,070**	2,387	2,365
United Kingdom	**1,987**	1,571	1,454
Holland	**1,610**	1,372	1,125
Belgium	**1,558**	1,504,	1,303
Other	**7,500**	6,154	5,350
Total European Operating Segment	**$ 23,563**	$ 19,828	$ 17,818

Identifiable assets for our Italian distribution organization were $12,811,000, $11,397,000, and $9,430,000 at September 30, 2007, 2006 and 2005, respectively.

Segment information for the years ended September 30, 2007, 2006, and 2005 is as follows (dollars in thousands):

	US Diagnostics	European Diagnostics	Life Science	Elim (1)	Total
Fiscal Year 2007 -					
Net sales –					
Third-party	**$74,845**	**$23,563**	**$24,555**	**$ -**	**$ 122,963**
Inter-segment	**8,872**	**-**	**532**	**(9,404)**	**-**
Operating income	**26,825**	**4,559**	**3,795**	**(149)**	**35,030**
Depreciation and amortization	**2,641**	**110**	**1,648**	**-**	**4,399**
Capital expenditures	**1,645**	**52**	**1,514**	**-**	**3,211**
Total assets	**115,297**	**13,600**	**45,410**	**(41,609)**	**132,698**
Fiscal Year 2006 -					
Net sales –					
Third-party	$ 65,721	$19,828	$ 22,864	$ -	$ 108,413
Inter-segment	7,171	-	712	(7,883)	-
Operating income	20,169	3,540	3,144	41	26,894
Depreciation and amortization	2,586	129	2,574	-	5,289
Capital expenditures	2,040	37	1,043	-	3,120
Total assets	109,678	12,716	41,751	(43,617)	120,528
Fiscal Year 2005 -					
Net sales –					
Third-party	$ 53,485	$ 17,818	$ 21,662	$ -	$ 92,965
Inter-segment	6,553	15	804	(7,372)	-
Operating income	13,655	2,315	4,251	104	20,325
Depreciation and amortization	2,667	147	1,438	-	4,252
Capital expenditures	1,477	89	1,024	-	2,590
Total assets	99,878	11,552	38,947	(40,243)	110,134

(1) Eliminations consist of intersegment transactions.

Year Ended September 30,	**2007**	2006	2005
Segment operating income	**$35,030**	$26,894	$20,325
Interest income	**1,642**	1,123	43
Interest expense	**(38)**	(128)	(770)
Other, net	**48**	177	107
Consolidated earnings before income taxes	**$36,682**	$28,066	$19,705

The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 1. Transactions between operating segments are accounted for at established intercompany prices for internal and management purposes with all intercompany amounts eliminated in consolidation. Total assets for the US Diagnostics and Life Science operating segments include goodwill of $1,492,000 and $8,472,000, respectively at September 30, 2007, $1,578,000 and $8,286,000, respectively at September 30, 2006, and $1,612,000 and $7,167,000, respectively at September 30, 2005.

(10) Commitments and Contingencies

(a) **Royalty Commitments** - We have entered into various license agreements that require payment of royalties based on a specified percentage of the sales of licensed products (1% to 8%). These royalty expenses are recognized on an as-earned basis and recorded in the year earned as a component of cost of sales. Annual royalty expenses associated with these agreements were approximately $739,000, $866,000, and $743,000, respectively, for the fiscal years ended September 30, 2007, 2006 and 2005.

During October 2006, we entered into a license agreement with Eiken Chemical Co., Ltd., that provides rights to Eiken's loop-mediated isothermal amplification technology for infectious disease testing in the United States and 18 other geographic markets. The agreement calls for payments of up to 200,000,000 Japanese Yen (approximately $1,740,000) based on the achievement of certain milestones and on-going royalties once products are available for commercial sale. Payments made during product development are expected to occur over a five-year period and began in fiscal 2007 with a payment equal to 20,000,000 Japanese Yen or $169,000.

During the fourth quarter of fiscal 2007, we began seeking recovery of approximately $1,400,000 of past royalties paid and interest under a license agreement around certain rapid diagnostic testing technology. This license agreement covered patent rights that were narrowed in scope via other litigation with the licensor that did not involve Meridian. We strongly believe that the licensed patent, as reissued, does not cover any of our products. We also ceased further royalty payments under this license agreement. The licensor to this agreement disputes our position that the patent, as reissued, does not cover our products. Although we believe that our position is very strong, we are unable to predict the outcome of this matter.

No provision has been made in the accompanying financial statements for on-going royalties, if any, nor has any accrual or income been recorded for recovery of past royalties paid.

(b) **Purchase Commitments** – We have purchase commitments primarily for inventory and service items as part of the normal course of business. Commitments made under these obligations are $9,305,000 and $385,000 for fiscal 2008 and fiscal 2009, respectively. No commitments have been made for fiscal 2010, 2011, or 2012.

(c) **Operating Lease Commitments** - Meridian and its subsidiaries are lessees of (i) office and warehouse buildings in Florida, Belgium, and France; (ii) automobiles for use by the direct sales forces in the US and Europe; and (iii) certain office equipment such as facsimile machines and copier machines across all business units, under operating lease agreements that expire at various dates. Amounts charged to expense under operating leases were $696,000, $686,000 and $621,000 for fiscal 2007, 2006 and 2005, respectively. Operating lease commitments for each of the five succeeding fiscal years are as follows: fiscal 2008 - $599,000, fiscal 2009 - $464,000, fiscal 2010 - $260,000, fiscal 2011 - $98,000, and fiscal 2012 - $95,000.

(d) **Litigation** – We are a party to litigation that we believe is in the normal course of business. The ultimate resolution of these matters is not expected to have a material adverse effect on our financial position, results of operations or cash flows. No provision has been made in the accompanying consolidated financial statements for these matters.

(e) **Indemnifications** – In conjunction with certain contracts and agreements, we may provide routine indemnifications whose terms range in duration and in some circumstances are not explicitly defined. The maximum obligation under some such indemnifications is not explicitly stated and, as a result, cannot be reasonably estimated. We have not made any payments for these indemnifications and no liability is recorded at September 30, 2007 and September 30, 2006. We believe that if we were to incur a loss on any of these matters, the loss would not have a material effect on our financial condition.

(f) Viral Antigens Earnout

The purchase agreement for the Viral Antigens purchase acquisition provided for additional consideration, contingent upon Viral Antigens' earnings through September 30, 2006. Final earnout consideration in the amount of $853,000 for fiscal 2006 was paid during the second quarter of fiscal 2007. This amount is included in goodwill in the accompanying consolidated balance sheets.

(g) OEM Concepts Earnout

The purchase agreement for the OEM Concepts acquisition provides for additional consideration, up to a maximum remaining amount of $1,819,000 at September 30, 2007, contingent upon future calendar year sales and gross profit of OEM Concepts' products through December 31, 2008. Earnout consideration in the amount of $118,000 related to calendar 2006 was paid during fiscal 2007. Earnout consideration in the amount of $152,000 related to the nine-month period ended September 30, 2007 has been accrued in the accompanying consolidated balance sheet. Future earnout consideration, if any, will be allocated to goodwill, and will be recorded in the period in which it is earned and payable.

(11) Quarterly Financial Data (Unaudited)

All quarters of fiscal 2007 and fiscal 2006 have been adjusted to reflect the change in accounting for certain inventories within the Life Science operating segment from the LIFO method to the FIFO method. See further detail regarding this change in Note 1(g).

Amounts are in thousands except per share data. The sum of the earnings per common share and cash dividends per share may not equal the corresponding annual amounts due to interim quarter rounding.

For the Quarter Ended in Fiscal 2007	December 31		March 31		June 30		September 30
	As Previously Reported	As Adjusted	As Previously Reported	As Adjusted	As Previously Reported	As Adjusted	
Net sales	$ 28,720	$ 28,720	$ 32,094	$ 32,094	$ 29,763	$ 29,763	$32,386
Gross profit	17,597	17,612	18,823	18,838	19,286	19,301	19,189
Net earnings	5,564	5,573	5,881	5,890	8,804	8,814	6,444
Basic earnings per common share	0.14	0.14	0.15	0.15	0.22	0.22	0.16
Diluted earnings per common share	0.14	0.14	0.15	0.15	0.22	0.22	0.16
Cash dividends per common share	0.08	0.08	0.11	0.11	0.11	0.11	0.11

For the Quarter Ended in Fiscal 2006	December 31		March 31		June 30		September 30	
	As Previously Reported	As Adjusted	As Previously Reported	As Adjusted	As Previously Reported	As Adjusted	As Previously Reported	As Adjusted
Net sales	$ 24,908	$ 24,908	$ 28,272	$ 28,272	$ 26,583	$ 26,583	$ 28,650	$ 28,650
Gross profit	15,150	15,150	16,580	16,640	16,355	16,385	16,586	16,509
Net earnings	3,962	3,962	4,723	4,760	4,862	4,881	4,778	4,730
Basic earnings per common share	0.10	0.10	0.12	0.12	0.12	0.12	0.12	0.12
Diluted earnings per common share	0.10	0.10	0.12	0.12	0.12	0.12	0.12	0.12
Cash dividends per common share	0.05	0.05	0.08	0.08	0.08	0.08	0.08	0.08

(12) Public Offering of Common Shares and Stock Split

On September 21, 2005, we issued 2,700,000 common shares at an offering price of $11.67 per share. The number of shares issued and the offering price per share have been adjusted to reflect the May 2007 stock split discussed below. The net proceeds from the offering, after underwriting discounts and offering costs totaling $1,920,000, were approximately $29,580,000. Underwriting discounts and offering costs incurred in connection with this offering are reflected as a reduction of shareholders' equity.

On August 15, 2005, we announced a three-for-two stock split, with fractional shares paid in cash. This split was effective on September 2, 2005 to shareholders of record as of August 29, 2005. On April 19, 2007, we announced a three-for-two stock split, with fractional shares paid in cash. This split was effective on May 11, 2007, for shareholders of record on May 4, 2007. All references in this Annual Report on Form 10-K to number of shares and per share amounts reflect these stock splits.

ITEM 9.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Nothing to report.

ITEM 9A.

CONTROLS AND PROCEDURES

As of September 30, 2007, an evaluation was completed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(b) and 15d-15(b) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective as of September 30, 2007. There have been no changes in our internal control over financial reporting identified in connection with the evaluation of internal control that occurred during the fourth fiscal quarter that has materially affected, or is reasonably likely to affect, our internal control over financial reporting, or in other factors that could significantly affect internal control subsequent to September 30, 2007, other than we implemented, as planned, new enterprise resource planning and general ledger and financial reporting systems for our Life Science facilities during the first quarter of fiscal 2008. These new system implementations provide the appropriate foundation to support future growth in our Life Science operating segment.

Our internal control report is included in this Annual Report on Form 10-K after Item 8, under the caption "Management's Report on Internal Control over Financial Reporting".

ITEM 9B.

OTHER INFORMATION

Nothing to report.

PART III

The information required by Items 10., 11., 12., 13., and 14., of Part III are incorporated by reference from the Registrant's Proxy Statement for its 2008 Annual Shareholders' Meeting to be filed with the Commission pursuant to Regulation 14A.

ITEM 15.

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) and (2) FINANCIAL STATEMENTS AND SCHEDULES.

All financial statements and schedules required to be filed by Item 8 of this Form and included in this report have been listed previously under Item 8. No additional financial statements or schedules are being filed since the requirements of paragraph (c) under Item 15 are not applicable to Meridian.

(b) (3) EXHIBITS.

Exhibit Number	Description of Exhibit	Filing Status
3.1	Articles of Incorporation, including amendments not related to Company name change	A
3.2	Code of Regulations	B
10.5	Sublicense Agreement dated June 17, 1993 among Johnson & Johnson, the Scripps Research Institute and Meridian Concerning certain Patent Rights	E
10.6	Assignment dated June 17, 1993 from Ortho Diagnostic Systems Inc. to Meridian concerning certain Patent Rights	E
10.7	Agreement dated January 24, 1994 between Meridian Diagnostics, Inc. and Immulok, Inc.	F
10.8	Asset Purchase Agreement dated June 24, 1996 between Cambridge Biotech Corporation and Meridian Diagnostics, Inc.	G
10.9	Merger Agreement among Gull Laboratories, Inc., Meridian Diagnostics, Inc. Fresenius AG and Meridian Acquisition Co. dated as of September 15, 1998	H
10.10*	Savings and Investment Plan Prototype Adoption Agreement	S
10.14*	1994 Directors' Stock Option Plan	J
10.15*	1996 Stock Option Plan	K
10.16*	Salary Continuation Agreement for John A. Kraeutler	L
10.17	First Amendment to Merger Agreement Among Gull Laboratories, Inc., Meridian Diagnostics, Inc. Fresenius AG and Meridian Acquisition Co.	M

10.18*	1999 Directors' Stock Option Plan	N
10.20	Dividend Reinvestment Plan	P
10.21	Merger Agreement dated September 13, 2000 among Meridian and the Shareholders of Viral Antigens, Inc.	O
10.23*	Employment Agreement Dated February 15, 2001 between Meridian and John A. Kraeutler, including the Addendum to Employment Agreement dated April 24, 2001 between Meridian and John A. Kraeutler	R
10.24*	Sample Option Agreement Dated October 1, 2001	R
10.26*	1996 Stock Option Plan as Amended and Restated Effective January 23, 2001	Q
10.27*	Sample Option Agreement Dated November 19, 2002	S
10.28*	Agreement Concerning Disability and Death dated September 10, 2003, between Meridian and William J. Motto	S
10.29*	Professional Services Agreement dated October 1, 2002 between Meridian and Antonio Interno	S
10.31	Stock Purchase Agreement of OEM Concepts, Inc. by Meridian Bioscience, Inc. dated January 31, 2005	W
10.32*	Sample Option Agreement dated November 10, 2005	W
10.33*	2004 Equity Compensation Plan, Amended and Restated through January 19, 2006	V
10.34*	Fiscal 2006 Officers' Compensation Plan, Amended and Restated through January 19, 2006	V
10.35*	Sample Option Agreement dated November 14, 2007	Filed herewith
10.36*	Fiscal 2007 Officers' Performance Compensation Plan	X
10.37	Amended and Restated Revolving Note with Fifth Third Bank dated August 1, 2007	Filed herewith
13	2008 Annual Report to Shareholders	(1)
14	Code of Ethics	S
18	Grant Thornton Preferability Letter	Filed herewith

21	Subsidiaries of the Registrant	Filed herewith
23	Consent of Independent Registered Public Accounting Firm	Filed herewith
31.1	Certification of Principal Executive Officer required by Rule 13a-14(a)	Filed herewith
31.2	Certification of Principal Financial Officer required by Rule 13a-14(a)	Filed herewith
32	Section 1350 Certification of Chief Executive Officer and Chief Financial Officer	Filed herewith

(1) Only portions of the 2007 Annual Report to Shareholders specifically are incorporated by reference in this Form 10-K as filed herewith. A supplemental paper copy of the 2007 Annual Report to Shareholders has been provided to the Securities and Exchange Commission for informational purposes only.

*Management Compensatory Contracts

Incorporated by reference to:

A. Registration Statement No. 333-02613 on Form S-3 filed with the Securities and Exchange Commission on April 18, 1996.

B. Registration Statement No. 33-6052 filed under the Securities Act of 1933.

C. Registration Statement No. 333-11077 on Form S-3 filed with the Securities and Exchange Commission on August 29, 1996.

D. Meridian's Schedule T-O filed with the Securities and Exchange Commission on October 24, 2003.

E. Meridian's Form 8-K filed with the Securities and Exchange Commission on June 17, 1993.

F. Meridian's Forms 8-K filed with the Securities and Exchange Commission on February 8, 1994 and April 6, 1994.

G. Meridian's Form 8-K filed with the Securities and Exchange Commission on July 2, 1996.

H. Meridian's Form 8-K filed with the Securities and Exchange Commission on September 17, 1998.

I. Not used.

J. Registration Statement No. 33-78868 on Form S-8 filed with the Securities and Exchange Commission on May 12, 1994.

K. Meridian's Annual Report on Form 10-K for the Fiscal Year Ended September 30, 1996.

L. Meridian's Annual Report on Form 10-K for the Fiscal Year Ended September 30, 1995.

M. Company's Report on Form 8-K filed with the Securities and Exchange Commission filed on November 13, 1998.

N. Meridian's Proxy Statement filed with the Securities and Exchange Commission on December 21, 1998.

O. Meridian's Current Report on Form 8-K dated September 29, 2000.

P. Meridian's Annual Report on Form 10-K for the Fiscal Year Ended September 30, 1999.

Q. Registration Statement No. 333-75312 on Form S-8 filed with the Securities and Exchange Commission on December 17, 2001

R. Meridian's Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2001.

S. Meridian's Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2003.

T. Meridian's Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2004.

U. Meridian's Proxy Statement filed with the Securities and Exchange Commission on December 23, 2004.

V. Meridian's Form 8-K dated January 19, 2006.

W. Meridian's Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2005.

X. Meridian's Form 8-K filed November 21, 2006

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MERIDIAN BIOSCIENCE, INC.

By: /s/ William J. Motto
William J. Motto
Chairman of the Board
and Chief Executive Officer

Date: November 30, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ William J. Motto William J. Motto	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	November 30, 2007
/s/ John A. Kraeutler John A. Kraeutler	President and Chief Operating Officer, Director	November 30, 2007
/s/ Melissa Lueke Melissa Lueke	Vice President and Chief Financial Officer	November 30, 2007
/s/ James A. Buzard James A. Buzard	Director	November 30, 2007
/s/ Gary P. Kreider Gary P. Kreider	Director	November 30, 2007
/s/ David C. Phillips David C. Phillips	Director	November 30, 2007
/s/ Robert J. Ready Robert J. Ready	Director	November 30, 2007

SCHEDULE II
Meridian Bioscience, Inc.
and Subsidiaries

Valuation and Qualifying Accounts
(Dollars in thousands)
Years Ended September 30, 2007, 2006 and 2005

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Other [(a)]	Balance at End of Period
Year Ended September 30, 2007:					
Allowance for doubtful accounts	$ 408	19	(200)	31	$ 258
Inventory realizability reserves	1,158	259	(258)	3	1,162
Valuation allowances – deferred taxes	888	-	(390)	71	569
Year Ended September 30, 2006:					
Allowance for doubtful accounts	$ 360	$ 132	$ (102)	$ 18	$ 408
Inventory realizability reserves	556	822	(221)	1	1,158
Valuation allowances – deferred taxes	927	-	(32)	(7)	888
Year Ended September 30, 2005:					
Allowance for doubtful accounts	$ 479	$ (37)	$ (88)	$ 6	$ 360
Inventory realizability reserves	271	494	(369)	160	556
Valuation allowances – deferred taxes	1,177	-	(223)	(27)	927

(a) Balances reflect the effects of currency translation (fiscal years 2005-2007) and the acquisition of OEM Concepts January 31, 2005 (fiscal year 2005).

Exhibit 31.1

Certification of Principal Executive Officer Pursuant to Securities Exchange Act Rule 13a-14(a)

I, William J. Motto, certify that:

1. I have reviewed this annual report on Form 10-K of Meridian Bioscience, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 30, 2007

/s/ William J. Motto
William J. Motto
Chairman of the Board and
Chief Executive Officer

Exhibit 31.2

Certification of Principal Financial Officer Pursuant to Securities Exchange Act Rule 13a-14(a)

I, Melissa Lueke, certify that:

1. I have reviewed this annual report on Form 10-K of Meridian Bioscience, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 30, 2007

/s/ Melissa Lueke
Melissa Lueke
Vice President and
Chief Financial Officer

Exhibit 32

Certification of Chief Executive Officer and Chief Financial Officer

Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the filing with the Securities and Exchange Commission of the Annual Report of Meridian Bioscience, Inc. (the "Company") on Form 10-K for the period ended September 30, 2007 (the "Report"), the undersigned officers of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of their knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ William J. Motto
William J. Motto
Chairman of the Board and
Chief Executive Officer
November 30, 2007

/s/ Melissa Lueke
Melissa Lueke
Vice President and
Chief Financial Officer
November 30, 2007

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

1. Omega Technologies, Inc., an Ohio corporation
2. Meridian Bioscience Corporation, an Ohio corporation
3. Meridian Bioscience Europe, s.r.l., an Italian corporation
4. Meridian Life Science, Inc., a Maine corporation
5. Meridian Bioscience Europe S.A., a Belgian corporation
6. Gull Europe S.A. Holding, a Belgian corporation
7. Meridian Bioscience Europe B.V., a Dutch corporation

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We have issued our report dated November 30, 2007, accompanying the consolidated financial statements and financial statement schedule included in the Annual Report of Meridian Bioscience, Inc. on Form 10-K for the year ended September 30, 2007. We hereby consent to the incorporation by reference of said report in the Registration Statements of Meridian Bioscience, Inc. on Form S-3 (File No. 333-109139) and on Forms S-8 (File No. 333-122554, effective February 4, 2005, File No. 333-122002, effective January 12, 2005, File No. 333-75312, effective December 17, 2001, File No. 333-74825, effective March 22, 1999, File No. 333-18979, effective December 30, 1996, and File No. 33-65443, effective December 28, 1995).

/s/ Grant Thornton LLP
Cincinnati, Ohio
November 30, 2007

PERFORMANCE GRAPH

The following graph shows the yearly percentage change in Meridian's cumulative total shareholder return on its Common Stock as measured by dividing the sum of (A) the cumulative amount of dividends, assuming dividend reinvestment during the periods presented and (B) the difference between Meridian's share price at the end and the beginning of the periods presented; by the share price at the beginning of the periods presented with the Wilshire 5000 Equity Index and a Peer Group Index. The Peer Group consists of Biomerica, Inc., Idexx Laboratories Corp., Inverness Medical Innovations, Invitrogen Corp., Neogen Corp., Orasure Technologies Inc., Quidel Corp., Strategic Diagnostics Inc. and Trinity Biotech Plc.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Meridian Bioscience, Inc., The Dow Jones Wilshire 5000 Index
And A Peer Group
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
9/02
9/03
9/04
9/05
9/06
9/07
Meridian Bioscience, Inc.
Dow Jones Wilshire 5000
Peer Group

* $100 invested on 9/30/02 in stock or index-including reinvestment of dividends.
Fiscal year ending September 30.

MERIDIAN BIOSCIENCE, INC.
3471 River Hills Drive
Cincinnati, Ohio 45244
www.meridianbioscience.com


RECEIVED
DEC 31 2007
WASH, D.C.
182
SECTION

Notice of Annual Meeting
and Proxy Statement

Dear Shareholder:

Our Annual Meeting of Shareholders will be held at 3:00 p.m. on January 22, 2008 at the Holiday Inn, 4501 Eastgate Boulevard, Cincinnati, OH 45245. We hope you will attend.

At the meeting, you will hear a report on our operations and have a chance to meet your directors and executive officers.

This booklet includes the formal notice of the meeting and the proxy statement. The proxy statement tells you more about the agenda and procedures for the meeting. It also describes how the Board operates and gives personal information about our director candidates.

Please complete, sign, date, and return your proxy card promptly in the enclosed envelope.

Sincerely yours,

/s/ William J. Motto

William J. Motto
Chairman of the Board

December 19, 2007

NOTICE OF ANNUAL MEETING
OF
SHAREHOLDERS OF MERIDIAN BIOSCIENCE, INC.

Time:

3:00 p.m., Eastern Time

Date:

January 22, 2008

Place:

Holiday Inn
4501 Eastgate Blvd.
Cincinnati, Ohio 45245

Purpose:

- Elect directors
- Ratify appointment of Grant Thornton LLP as Meridian's independent registered public accountants for fiscal year 2008
- Amend our Amended Code of Regulations to permit our directors to amend such Regulations under certain circumstances without shareholder approval
- Amend our 2004 Equity Compensation Plan, Amended and Restated through January 19, 2006, to increase the number of shares authorized to be issued under such Plan from 1,462,500 to 3,000,000
- Conduct other business if properly raised

Only shareholders of record on December 3, 2007 may vote at the meeting. The approximate mailing date of this Proxy Statement and accompanying Proxy Card is December 19, 2007.

Your vote is important. Please complete, sign, date, and return your proxy card promptly in the enclosed envelope.

/s/ Melissa Lueke

Melissa Lueke
Secretary

December 19, 2007

TABLE OF CONTENTS

GENERAL INFORMATION

Who may vote

Shareholders of Meridian, as recorded in our stock register on December 3, 2007, may vote at the meeting. As of that date, Meridian had 39,944,797 shares of Common Stock outstanding.

How to vote

You may vote in person at the meeting or by proxy. We recommend you vote by proxy even if you plan to attend the meeting. You can always change your vote at the meeting.

How proxies work

Meridian's Board of Directors is asking for your proxy. Giving us your proxy means you authorize us to vote your shares at the meeting in the manner you direct. You may vote for all, some or none of our director candidates. You may also vote for or against the other proposals or abstain from voting.

If you sign and return the enclosed proxy card but do not specify how to vote, we will vote your shares in favor of our director candidates, the ratification of appointment of Grant Thornton LLP as Meridian's independent registered public accountants for fiscal year 2008, the amendment of our Amended Code of Regulations, and the amendment of our 2004 Equity Compensation Plan, Amended and Restated through January 19, 2006, all on the terms described herein.

If any other matters come before the meeting or any adjournment, each proxy will be voted in the discretion of the individuals named as proxies on the card.

You may receive more than one proxy or voting card depending on how you hold your shares. Shares registered in your name are covered by one card. If you hold shares through someone else, such as a stockbroker, you may get material from them asking how you want to vote.

Revoking a proxy

You may revoke your proxy before it is voted by submitting a new proxy with a later date, by voting in person at the meeting, or by notifying Meridian's Secretary in writing at the address under "Questions?" on page 37.

Quorum

In order to carry on the business of the meeting, we must have a quorum. This means at least a majority of the outstanding shares eligible to vote must be represented at the meeting, either by proxy or in person.

Votes needed

The six director candidates receiving the most votes will be elected to fill the seats on the Board. Each of the ratification of appointment of accountants, the amendment of our Amended Code of Regulations, and the amendment of our 2004 Equity Compensation Plan, Amended and Restated through January 19, 2006 requires the favorable vote of a majority of the votes cast. Only votes for or against these proposals count. Abstentions and broker non-votes count for quorum purposes but not for voting purposes. Broker non-votes occur when a broker returns a proxy card but does not have authority to vote on a particular proposal.

Other Matters

Any other matters considered at the meeting, including postponement or adjournment, will require the affirmative vote of a majority of the votes cast.

ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

The Nominating Committee of the Board of Directors has nominated for re-election all of the following current directors: James A. Buzard, John A. Kraeutler, Gary P. Kreider, William J. Motto, David C. Phillips and Robert J. Ready.

Proxies solicited by the Board will be voted for the election of these nominees. All directors elected at the Annual Meeting will be elected to hold office until the next annual meeting. In voting to elect directors, shareholders are entitled to cumulate their votes and to give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of shares held by the shareholder, or to distribute their votes on the same principle among as many candidates as the shareholder sees fit. In order to invoke cumulative voting, notice of cumulative voting must be given in writing by a shareholder to the President, a Vice President or the Secretary of Meridian not less than 48 hours prior to the Annual Meeting. The proxies solicited include discretionary authority to cumulate votes.

All Meridian directors are elected for one-year terms. Personal information on each of our nominees is given below.

If a director nominee becomes unavailable before the election, your proxy card authorizes us to vote for a replacement nominee if the Board names one.

The Board recommends you vote FOR each of the following candidates:

James A. Buzard, Ph.D. Director since 1990 Age: 80	James A. Buzard, Ph.D. was Executive Vice President of Merrell Dow Pharmaceuticals Inc. from March 1981 until December 1989. From December 1989 until his retirement in February 1990, he was Vice President of Marion Merrell Dow, Inc. He has been a business consultant since February 1990.
John A. Kraeutler Director since 1997 Age: 59	John A. Kraeutler has more than 30 years of experience in the medical diagnostics industry and joined Meridian as Executive Vice President and Chief Operating Officer in January 1992. In July 1992, Mr. Kraeutler was named President of Meridian. Before joining Meridian, Mr. Kraeutler served as Vice President, General Manager for a division of Carter-Wallace, Inc. Prior to that, he held key marketing and technical positions with Becton, Dickinson and Company and Organon, Inc.
Gary P. Kreider, Esq. Director since 1991 Age: 69	Gary P. Kreider serves as Chairman of the Compensation Committee and Board Secretary. Mr. Kreider served as a senior partner in the Cincinnati law firm of Keating Muething & Klekamp PLL, the Company's outside counsel. His primary practice areas are securities law, mergers and acquisitions, and general corporate law, and he has been with Keating Muething & Klekamp since 1963. Effective October 1, 2005, Mr. Kreider no longer has a vote or partnership interest in the firm's earnings, although his affiliation with the firm continues. Mr. Kreider has been an Adjunct Professor of Law in securities regulation at the University of Cincinnati College of Law since 1977 and is a past Chairman of the Ohio State Bar Association Corporate Law Committee. Mr. Kreider is also a Director of LSI Industries Inc.
William J. Motto Director since 1977 Age: 66	William J. Motto has more than 35 years of experience in the pharmaceutical and diagnostics products industries, is a founder of Meridian and has been Chairman of the Board since 1977. Before forming Meridian, Mr. Motto served in various capacities for Wampole Laboratories, Inc., Marion Laboratories, Inc. and Analytab Products, Inc., a division of American Home Products Corp.

David C. Phillips Director since 2000 Age: 69	David C. Phillips serves as Chairman of the Audit Committee. Mr. Phillips spent 32 years with Arthur Andersen LLP. His service with this firm included several managing partner leadership positions. After retiring from Arthur Andersen in 1994, Mr. Phillips became Chief Executive Officer of Downtown Cincinnati, Inc., which is responsible for economic revitalization of Downtown Cincinnati. Mr. Phillips retired from DCI in 1999 to devote full time to Cincinnati Works, Inc., an organization dedicated to reducing the number of people living below the poverty level by assisting them to strive towards self-sufficiency through work, and his financial consulting services. Mr. Phillips serves as a director of Cintas Corporation and Summit Family of Mutual Funds.
Robert J. Ready Director since 1986 Age: 67	Robert J. Ready serves as Chairman of the Nominating Committee. Mr. Ready founded LSI Industries Inc., Cincinnati, Ohio in 1976, which engineers, manufactures and markets commercial/industrial lighting and graphics products, and has served as its President and Chairman of its Board of Directors since that time.

RATIFICATION OF APPOINTMENT OF ACCOUNTANTS
(Item 2 on the Proxy Card)

Although not required, we are seeking shareholder ratification of the Audit Committee's selection of Grant Thornton LLP as Meridian's independent registered public accounting firm for the 2008 fiscal year. The affirmative vote of a majority of shares voting at the meeting is required for ratification. If ratification is not obtained, the Audit Committee intends to continue the employment of Grant Thornton at least through fiscal 2008. Representatives of Grant Thornton are expected to be present at the Shareholders' Meeting and will be given an opportunity to make a statement, if they so desire, and to respond to appropriate questions that may be asked by shareholders.

Principal Accounting Firm Fees:

Aggregate fees billed to Meridian by Grant Thornton LLP for fiscal years 2007 and 2006 are listed below:

	2007	2006
Audit Fees	$283,000	$295,000
Audit Related Fees	31,002	35,588
	$314,002	$330,588

Audit Fees. Audit fees are the fees billed for professional services rendered by Meridian's independent registered public accounting firm for their audit of Meridian's consolidated annual financial statements for the fiscal years ended September 30, 2007 and 2006, respectively, and reviews of the unaudited quarterly consolidated financial statements contained in the reports on Form 10-Q filed by Meridian during those years and on reporting on Meridian's internal control during those years.

Audit-Related Fees. Audit-related fees are the fees billed for assurance and related services that are reasonably related to the performance of the audit or review of Meridian's financial statements.

The Board recommends that you vote FOR the ratification of appointment of Grant Thornton LLP as Meridian's independent registered public accounting firm for the 2008 fiscal year.

AMENDMENT OF THE COMPANY'S AMENDED CODE OF REGULATIONS (Item 3 on the Proxy Card)

The Board is recommending that the Company's Amended Code of Regulations be amended to allow the Board to amend such Regulations without shareholder approval in the circumstances described in this proxy statement and as set forth on Annex A.

Article X of Meridian's Regulations allows shareholders to amend the Regulations by the affirmative vote or written consent of the shareholders of record entitled to exercise a majority of the voting power. Annex A shows the new language of Article X reflecting the proposed amendment.

The Ohio Revised Code was amended on October 12, 2006 to, among other things, allow directors to amend Regulations in certain respects without shareholder approval.

Prior to the amendments, almost all changes to Regulations were required to be accomplished by shareholder action. The 2006 amendments liberalized the law to allow directors to amend the Regulations without shareholder approval in various areas that are not deemed to impact fundamental shareholder rights. The amendments first require the shareholders to grant amending authority to the directors through the Articles or Regulations. However, the Ohio law reserves to the shareholders the sole authority to amend the Regulations in various areas, such as those defining or limiting the exercise of the authority of shareholders, setting the percentage of shareholders entitled to call special meetings, establishing notices of meetings and qualifications of shareholders, establishing quorum definitions, setting terms and classifications of directors, and removing directors and filling vacancies in the Board of Directors. Shareholders can always override amendments made by directors and Regulations may never divest shareholders of the power to adopt, amend or repeal Regulations.

The directors, once granted general authority by shareholders, will therefore be free to amend the Regulations in such areas as the establishment of the fiscal year, the time and place of meetings, advance notice provisions of proposals and director nominations, establishment of officers and committees, and enactment of indemnification provisions.

The Board believes that the amendment to the Regulations as set forth on Annex A is in the best interests of Meridian's shareholders because the amendment will allow Meridian to adapt to Ohio's statutory business framework and will allow the Board to act quickly to respond to the needs of the Company that arise from time to time.

The Board recommends that you vote FOR amendment of Meridian's Amended Code of Regulations to allow the Board to amend such Regulations without shareholder approval in the circumstances described in this proxy statement.

AMENDMENT OF THE COMPANY'S 2004 EQUITY COMPENSATION PLAN (Item 4 on the Proxy Card)

The Board is recommending that the Company's 2004 Equity Compensation Plan, amended and restated through January 19, 2006, be amended to provide 1,537,500 additional common shares available for issuance as set forth on Annex B. This Plan was adopted at the 2005 Annual Shareholder's Meeting. With the continued growth of the Company and the passage of time, nearly all of the 1,462,500 shares provided by the Plan have been subjected to awards. The Board believes the Plan has served the Company well and considers it advisable to have an additional 1,537,500 shares available for issuance in order to provide awards that are designed to attract and retain key employees. If approved, this amendment would increase the maximum available shares from 1,462,500 to 3,000,000. The closing sale price for Meridian's common shares on Nasdaq on December 3, 2007 was $30.77 per share.

The Compensation Committee established by the Board administers the Plan. The Compensation Committee evaluates the duties of employees and their present and potential contributions to the Company and such other factors as it deems relevant in determining key persons to whom awards under the Plan will be granted and the number of shares covered by such grants. All employees, directors, and consultants of the Company are eligible to be considered by the Compensation Committee for the grant of awards under the Plan.

The Plan authorizes the Compensation Committee to grant i) stock options, ii) stock appreciation rights (SARs), iii) restricted and unrestricted stock awards, iv) performance awards, and v) other stock unit awards. Historically, Plan awards have been limited to stock options. The availability of other types of awards provides flexibility to the Compensation Committee in determining the components of equity-based compensation.

Options may be granted either as Incentive Stock Options designed to provide certain tax benefits under the Internal Revenue Code or as Non-Qualified Options without such benefits. Generally, the Compensation Committee expects to award only Non-Qualified Options in order for the Company to receive a federal income tax benefit. The Plan provides that all options are to be granted with exercise prices not less than the closing price of Meridian common shares on the date of grant (i.e., 100% of fair market value on the date of grant). Options may be granted for varying periods of up to ten years. Under the Plan, no person may receive options for more than 112,500 common shares in any twelve-month period. Persons who beneficially own 10% or more of the Company's outstanding common shares may not be granted Incentive Stock Options for terms exceeding five years and the exercise prices of such options must be at least 110% of fair market value at the time of grant.

SARs may be granted under the Plan. The Plan provides that SARs may be awarded to eligible employees, advisors, or non-employee directors as determined by the Compensation Committee. A SAR may be granted for varying periods of up to ten years, in tandem with stock options, or separately as a non-tandem SAR.

Both restricted and unrestricted stock awards may be granted under the Plan. Restricted stock awards are subject to conditions, restrictions and limitations that the Compensation Committee determines to be appropriate. Upon full vesting of restricted stock awards, the recipient shall have all rights of a shareholder of the Company, including the rights to vote and to receive cash dividends. The Compensation Committee may also issue unrestricted shares.

The Plan gives the Compensation Committee discretion to grant Performance Awards to eligible employees and advisors, as determined by the Compensation Committee. The Compensation Committee has discretion as to the times at which Performance Awards shall be granted, the number of common shares or the amount of cash to be awarded, the duration and conditions for vesting, and any other terms and conditions of the Performance Award to any person. The Compensation Committee may condition the grant or vesting of a Performance Award upon the attainment of specified performance goals; the appreciation in the fair market value, book value or other measure of value of the common shares; the performance of the Company based on earnings or cash flow; or such other factors or criteria as the Compensation Committee shall determine.

The Plan also provides that the Compensation Committee may grant, either alone or in addition to other awards, awards of common shares or other securities of the Company or any of its subsidiaries and other awards whose value is based on common shares or other securities of the Company or any of its subsidiaries. These other awards may be paid in cash, common shares, other property or a combination thereof. The Compensation Committee has discretion as to the times at which awards will be granted, the number of shares or the amount of cash to be awarded, the duration and conditions for vesting, and any other terms and conditions of the award to any person. Common shares (including securities convertible into common shares) and other securities granted as other awards may be issued for no cash consideration or any minimum consideration required by applicable law. Common shares (including securities convertible into common shares) and other securities purchased pursuant to purchase rights granted as other awards may be purchased for such consideration as determined by the Compensation Committee, so long as the price is not less than the fair market value of the common shares or other securities on the date of grant, unless the Compensation Committee otherwise elects.

Unvested awards terminate immediately if the person holding them is terminated for any reason other than death, total permanent disability or retirement. In the case of death or permanent disability, any outstanding awards become fully vested and exercisable for one year. In the case of retirement, any outstanding awards become fully vested and exercisable for 90 days. However, if a person is involuntarily terminated without cause, as determined by the Compensation Committee, during the twenty-four month period following a change in control of the Company, all awards will become exercisable in full.

EQUITY COMPENSATION PLAN INFORMATION

The following table presents summary information as of September 30, 2007 with respect to all of our equity compensation plans.

Plan Category	(a) Number of Securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders[1]	1,877,059	$7.684	530,775
Equity compensation plans not approved by security holders	54,825	11.454	-
Total	1,931,884	$7.79	530,775

(1) 1994 Director's Stock Option Plan
1996 Stock Option Plan, as amended in 2001
1999 Director's Stock Option Plan
2004 Equity Compensation Plan, as amended

TAX TREATMENT OF AWARDS

The United States federal income tax consequences related to the issuance of the different types of awards that may be granted under the Plan are summarized below. Persons who are granted awards under the Plan should consult their own tax advisors to determine the tax consequences based on their particular circumstances.

Incentive Stock Options

An Incentive Stock Option results in no taxable income to the optionee or deduction to the Company at the time it is granted or exercised. However, the excess of the fair market value of the shares at the time of exercise over the option price is an item of adjustment in computing the alternative minimum taxable income of the optionee. If the optionee holds the stock received as a result of an exercise of an Incentive Stock Option for at least two years from the date of the grant and one year from the date of exercise, then the amount realized on disposition of the stock in excess of the option price is treated as a long-term capital gain, and the Company will not be entitled to a deduction for federal income tax purposes. If the shares are disposed of during this period (i.e., a "disqualifying disposition"), then the optionee will include in income, as compensation for the year of the disposition, an amount equal to the excess, if any, of the fair market value of the shares at the time of exercise over the option price (or, if less, the excess of the amount realized upon disposition over the option price). The excess, if any, of the sale price over the fair market value on the date of exercise will be a capital gain. In the event of a disqualifying disposition, the Company will be entitled to a deduction, in the year of such disposition, for the amount includible in the optionee's income as compensation. The optionee's basis in the shares acquired upon exercise of an Incentive Stock Option is equal to the option price paid, plus any amount includible in his or her income as a result of a disqualifying disposition.

Non-Qualified Options

A Non-Qualified Option results in no taxable income to the optionee or deduction to the Company at the time it is granted. An optionee exercising a Non-Qualified option will, at that time, realize compensation taxable as ordinary income equal to the excess of the fair market value of the shares over the option price. Subject to the applicable provisions of the Internal Revenue Code, the Company will be entitled to a deduction for federal income tax purposes in the year of exercise in an amount equal to the taxable compensation recognized by the optionee.

The optionee's basis in such shares is equal to the sum of the option price plus the amount includible in his or her income as compensation upon exercise. Any gain (or loss) upon subsequent disposition of the shares will be a capital gain (or loss).

Stock Appreciation Rights

Generally, the recipient of a SAR under the Plan will not recognize taxable income at the time the SAR is granted. If a recipient receives the appreciation inherent in the SARs in cash, the cash will be taxed as ordinary income to the recipient at the time it is received. If a recipient receives the appreciation inherent in the SARs in stock, the spread between the then current market value and the base price will be compensation taxed as ordinary income to the recipient at the time it is received. In general, there will be no federal income tax deduction allowed to the Company upon the grant or termination of SARs. However, upon the settlement of an SAR, the Company will be entitled to a deduction equal to the amount of ordinary income the recipient is required to recognize as a result of the settlement.

Other Awards

The current federal income tax consequences of other awards authorized under the Plan are generally in accordance with the following: (i) restricted stock is generally subject to ordinary income tax on the value of the stock at the time the restrictions lapse, unless the recipient elects to accelerate recognition as of the date of grant; (ii) stock unit awards are generally subject to ordinary income tax at the time of payment; (iii) unrestricted stock awards are generally subject to ordinary income tax at the time of grant; and

(iv) Performance Awards are generally subject to ordinary income tax on the value of the stock and/or amount of cash received at the time of payment of the award. In each of the foregoing cases, the Company will generally be entitled to a corresponding federal income tax deduction at the same time the recipient recognizes ordinary income.

Section 162(m)

Compensation of persons who are "covered employees" of the Company is subject to the tax deduction limits of Section 162(m) of the Internal Revenue Code. Awards that qualify as "performance-based compensation" are exempt from Section 162(m), thus allowing the Company the full federal tax deduction otherwise permitted for such compensation. If approved by the Company's shareholders, the Plan as amended is intended to enable the Compensation Committee to grant awards to covered employees that will be exempt from the deduction limits of Section 162(m). However, no assurances can be made in this regard.

Section 409A

Section 409A of the Internal Revenue Code applies to compensation vested or deferred after December 31, 2004. Section 409A generally provides that unless certain requirements are met, amounts deferred under a non qualified plan for all taxable years are includable in gross income to the extent not subject to a substantial risk of forfeiture. Generally speaking, an amount is "vested" on the date that the employee's right to receive the amount is no longer conditioned on the employee's performance of substantial future services, and "deferred compensation" is compensation earned currently, the payment of which is deferred to a later taxable year. Section 409A may apply to Non-Qualified options, restricted stock units, Performance Awards and other awards under the Plan. The provisions of the Plan have been drafted to be in good faith compliance with Section 409A as interpreted under the guidance currently available. However, no assurances can be made in this regard as the Compensation Committee shall have discretion under the Plan to grant awards to which Section 409A may apply.

Plan Benefits

Because incentive awards under the Plan can be made based on the achievement of future net earnings targets and personal achievement ratings, it cannot be determined at this time what awards, benefits or amounts, if any, will be paid or allocated to any person or group of persons under the Plan. Awards which have been paid to certain executive officers under the plan for the last fiscal year are reported in the Summary Compensation Table on page 31 and as set forth below.

PLAN BENEFITS

2004 EQUITY COMPENSATION PLAN

Name and Position	Number of Options
William J. Motto Chairman of the Board, Chief Executive Officer	15,750
Melissa A. Lueke, Vice President, Chief Financial Officer, and Secretary	15,750
John A. Kraeutler President, Chief Operating Officer	15,750
Antonio A. Interno Senior Vice President, President and Managing Director, Meridian Bioscience Europe	15,750
Richard L. Eberly Executive Vice President, President Meridian Life Science	15,750
Entire Executive Group	126,000

The Board recommends that you vote FOR amending Meridian's 2004 Equity Compensation Plan to provide 1,537,500 additional shares available for issuance.

CORPORATE GOVERNANCE

As an Ohio corporation, Meridian is governed by the corporate laws of Ohio. Since its common shares are publicly traded on the Nasdaq Global Select Market and it files reports with the Securities and Exchange Commission, it is also subject to Nasdaq rules and federal securities laws.

Governance of the corporation is placed in the hands of the directors who, in turn, elect officers to manage the business operations. The Board oversees the management of Meridian on your behalf. The Board reviews Meridian's long-term strategic plans and exercises direct decision making authority in all major decisions, such as acquisitions, the declaration of dividends, major capital expenditures and the establishment of company policies.

In accordance with Nasdaq rules, our Board of Directors affirmatively determines the independence of each director and nominee for election as a director in accordance with the elements of independence set forth in the Nasdaq listing standards and Exchange Act rules. Meridian's Director Independence Standards are available at our website www.meridianbioscience.com. Based on these standards, the Board determined that each of the following members of the Board is independent: David C. Phillips, James A. Buzard, Robert J. Ready and Gary P. Kreider. Only independent directors serve on Committees of the Board.

During fiscal 2007, the Board of Directors met on four occasions. The independent directors plan to meet at least two times during fiscal 2008 without the presence of management directors. The independent members of the Board had one such meeting in fiscal 2007. The independent directors select one of such directors to preside over each session.

Meridian expects all directors to attend shareholders' meetings. Each director attended the 2007 Annual Shareholders' Meeting, all meetings of the Board and all meetings of Committees of which he was a member.

Shareholders may communicate with the full Board or individual directors on matters concerning Meridian by mail or through our website in each case to the attention of the Secretary, the address for whom is set forth on the last page of this proxy statement.

The Board has adopted a Code of Ethics applicable to Meridian's officers, directors and employees. This Code of Ethics is posted on www.meridianbioscience.com. To the extent permitted by Nasdaq Marketplace Rule 4350(n), any amendments to or waivers from the Code of Ethics will be posted on our website within four business days after the date of an amendment.

The directors have organized themselves into the committees described below. Each of these Committees has a charter posted on www.meridianbioscience.com. Meridian does not have an Executive Committee of its Board of Directors.

The Audit Committee is composed of David C. Phillips, Chairman, James A. Buzard and Robert J. Ready. It met nine times during fiscal 2007. Each member is able to read and understand fundamental financial statements. David C. Phillips has been designated as the Audit Committee financial expert as that term is defined in SEC regulations.

The Committee oversees the accounting and financial reporting processes of Meridian and the audits of its financial statements by its independent registered public accounting firm. The Committee is solely responsible for the appointment, compensation, retention and oversight of Meridian's independent registered public accounting firm. The Audit Committee also evaluates information received from Meridian's independent registered public accounting firm and management to determine whether the independent registered public accounting firm is independent of management. The independent registered public accounting firm reports directly to the Audit Committee.

In addition, the Audit Committee has established procedures for the receipt, retention and treatment of complaints received by Meridian concerning accounting, internal accounting controls or auditing matters and has established procedures for the confidential and anonymous submission by employees of any concerns they may have regarding questionable accounting or auditing matters.

The Audit Committee, or its Chairman, approves all audit and non-audit services performed for Meridian by its independent registered public accounting firm before those services are commenced. The Chairman reports to the full Committee at each of its meetings regarding pre-approvals he made since the prior meeting and the Committee approves what he has done between meetings. For these purposes, the Committee or its Chairman is provided with information as to the nature, extent and purpose of each proposed service, as well as the approximate timeframe and proposed cost arrangements for that service.

The Committee has submitted the following report.

REPORT OF THE AUDIT COMMITTEE

On August 16, 2007, the Audit Committee met with representatives of Grant Thornton and Meridian's internal accountants and reviewed with them the proposed 2007 Audit Plan, areas warranting particular concentration on the audit and the effects of new accounting pronouncements. The Grant Thornton representatives reviewed with the Committee written disclosures required by the Independence Standards Board Standard No. 1 regarding independence of the registered public accounting firms and has presented a letter regarding that matter to the Committee. The Committee discussed with Grant Thornton its independence. In concluding that the auditors are independent, we determined, among other things, that the nonaudit services provided by the auditors were compatible with their independence.

At its meeting on November 13, 2007, the Committee reviewed and discussed with management, Grant Thornton and Meridian's accounting officers the results of the audit for fiscal 2007, including the audited financial statements. The Committee reviewed the requirements of its Charter previously adopted and the reports that were required to be disclosed to the Committee. The Committee discussed with Grant Thornton the matters required to be discussed by Statement on Auditing Standards No. 61, as amended.

Based on the above mentioned review, the Committee recommended to the Board of Directors that the audited financial statements of Meridian be included in its Annual Report on Form 10-K for the year ended September 30, 2007 for filing with the Securities and Exchange Commission.

During its meetings, the Committee reviewed procedures related to the receipt, retention and treatment of any complaints concerning accounting, internal accounting controls or auditing matters. Also during its meetings, the Chairman of the Audit Committee reported to the full

Committee the independent accountants' fees that had been pre-approved and the Committee approved such fees. Certain fees were pre-approved by the full Committee. The Committee also reviewed the requirements of and Meridian's on-going compliance with Section 404 of the Sarbanes-Oxley Act.

Respectfully submitted,

Audit Committee

David C. Phillips (Chairman)
Robert J. Ready
James A. Buzard

The Compensation Committee is composed of Messrs. Kreider (Chairman), Buzard, Phillips and Ready and is responsible for establishing compensation for executive officers and administering the Company's compensation plans. This includes establishing salary levels and bonus plans, making bonus and stock option awards, and otherwise dealing in all matters concerning compensation of the executive officers. The Compensation Committee met two times and did not take any actions in writing during fiscal 2007.

In general, the Compensation Committee annually reviews the Company's compensation programs and its philosophy in setting performance targets in November of each year. At that time, the Company provides the Compensation Committee with information on total compensation received for all executive officers, including the sources of such compensation, for the immediately preceding fiscal year and recommendations for the current fiscal year. In discharging the responsibilities of the Board of Directors relating to compensation of the Company's Chief Executive Officer and other executive officers, the purposes of the Compensation Committee are, among others, (i) to review and approve the compensation of the Company's Chief Executive Officer and other executive officers and (ii) to oversee the compensation policies and programs of the Company, including stock and benefit plans. The Compensation Committee's specific functions include adopting, administering and approving the Company's incentive compensation and stock plans and awards, including amendments to the plans or awards and performing such duties and responsibilities under the terms of any executive compensation plan, incentive-compensation plan or equity-based plan. The Compensation Committee has the authority to delegate any of its responsibilities to subcommittees as the Compensation Committee may deem appropriate in its sole discretion. The Compensation Committee has the authority to engage consultants and advisors. Although the Compensation Committee did not engage a consultant this year, it received the services of a financial advisor who collected and assembled executive compensation data from peer companies. The CEO provides input and recommendations to the Compensation Committee with respect to the compensation to be paid to the non-employee members of the Board as well as Meridian's President. Meridian's President provides recommendations to the Compensation Committee with respect to compensation to be paid to the other corporate officers, other than himself.

To achieve compensation objectives, the Committee believes it is important to provide competitive levels of compensation to retain the most qualified employees, to recognize individuals who exceed expectations and to closely link executive compensation with corporate performance. The methods by which the Committee believes Meridian's long-term objectives can be achieved are through incentive compensation plans and equity compensation plans.

The Compensation Committee's processes and procedures for the consideration and determination of executive and director compensation are discussed in the section entitled "Compensation Discussion and Analysis".

Compensation Committee Interlocks and Insider Participation

Gary P. Kreider, who is a member of the Compensation Committee, is affiliated with Keating Muething & Klekamp PLL, Cincinnati, Ohio, a law firm that provided legal services to the Company in fiscal year 2007. Mr. Kreider has no vote or interest in the firm's earnings. Two of Mr. Kreider's children are partners in the firm. Except as described above, none of the members of the Compensation Committee has ever been an officer or employee of the Company. None of the members of the Compensation Committee is or was a participant in any related person transaction in fiscal 2007 (see the section titled Certain Related Person Transactions in this proxy statement for a description of our policy on related person transactions). Lastly, none of the members of the Compensation Committee is an executive officer of another entity, at which one of our executive officers serves on the Board of Directors. No named executive officer of Meridian serves as a director or as a member of a committee of any company of which any of the Company's non-employee directors are executive officers.

The Nominating Committee consists of Robert J. Ready, Chairman, James A. Buzard and David C. Phillips. It met one time last year. On November 14, 2007, the Nominating Committee considered and nominated the current directors for re-election. The Nominating Committee identifies qualified nominees for the Board, determines who will be nominated by the Company for election to the Board and recommends to the full Board any changes in the size of the Board.

In nominating directors, the Nominating Committee takes into account, among other factors which it may deem appropriate, the judgments, skill, diversity, business experience, and the needs of the Board as its function relates to the business of the Company. The Committee considers candidates for nomination from a variety of sources including recommendations of shareholders. Shareholders desiring to submit recommendations for nominations by the Committee should direct them to the Chairman in care of the Company at its address shown on the cover page of this proxy statement.

The Nominating Committee will assess the qualifications of all candidates for the Board on an equal basis. In identifying and considering candidates for nomination to the Board of Directors, the Nominating Committee considers, among other factors, quality of experience, the needs of the Company and the range of talent and experience currently represented on the Board.

DIRECTORS AND EXECUTIVE OFFICERS

This table lists the executive officers and directors of Meridian and shows the number of shares beneficially owned, as determined under SEC rules, on December 3, 2007. Beneficial ownership includes any shares as to which the individual has sole or shared voting or investment power and also any shares that the individual has the right to acquire as of February 1, 2008 (60 days after December 3, 2007).

		Common Stock Beneficially Owned	
Name	Position	Amount[1]	Percentage
William J. Motto	Chairman of the Board of Directors, Chief Executive Officer	380,197	1.0%
John A. Kraeutler	President, Chief Operating Officer and Director	386,229	1.0%
Antonio A. Interno[2]	Senior Vice President, President and Managing Director of Meridian Bioscience Europe	104,205	*
Richard L. Eberly[3]	Executive Vice President, President Meridian Life Science	15,750	*
Lawrence J. Baldini[4]	Executive Vice President, Operations and Information Systems	38,250	*
Melissa A. Lueke[5]	Vice President, Chief Financial Officer and Secretary	92,265	*
Susan A. Rolih[6]	Vice President, Regulatory Affairs & Quality Assurance	76,500	*
Todd W. Motto[7]	Vice President, Sales and Marketing	889,547	2.2%
James A. Buzard, Ph.D[8, 9]	Director	75,712	*
Gary P. Kreider[9, 10]	Director	37,423	*
Robert J. Ready[8, 9]	Director	84,610	*
David C. Phillips[8, 9]	Director	26,214	*
All Executive Officers and Directors as a Group		2,206,902	5.5%

[1] Includes options exercisable within 60 days from Mr. William Motto of 39,488 shares, Mr. Kraeutler of 177,862 shares, Mr. Eberly of 15,750 shares, Ms. Lueke of 15,750 shares, Ms. Rolih of 59,625 shares, Mr. Baldini of 15,750 shares, Mr. Todd Motto of 37,575 shares, Mr. Buzard of 54,426 shares, Mr. Kreider of 17,928 shares, Mr. Ready of 54,426 shares and Mr. Phillips of 12,714 shares.

[2] Antonio A. Interno was appointed Vice President in August 1991, Senior Vice President in September 1997, and President, Managing Director of Meridian Bioscience Europe in October 2003. He has been Managing Director of Meridian's European subsidiaries, Meridian Bioscience Europe, since February 1990. Age: 57

[3] Richard L. Eberly was appointed Vice President of Sales and Marketing on January 10, 1997, Executive Vice President in May 2000, Executive Vice President, General Manager of Meridian Life Science in February 2003 and Executive Vice President and President Meridian Life Science in October 2005. He has over 18 years of experience in the medical diagnostic industry and joined Meridian in January 1995. Prior to his appointment to Vice President of Sales and Marketing, Mr. Eberly served as the Director of Sales for Meridian. Before joining Meridian, he held key sales and marketing positions at Abbott Diagnostics. Age: 46

[4] Lawrence J. Baldini was appointed Vice President of Operations on April 3, 2001 and Executive Vice President Operations and Information Systems in October 2005. Before joining Meridian, Mr. Baldini held various operations management positions with Instrumentation Laboratories and Fisher Scientific. Age: 48

[5] Melissa A. Lueke was appointed Vice President, Chief Financial Officer and Secretary on January 23, 2001. Prior to her appointment, Ms. Lueke served as Meridian's Controller since March 2000 and Acting Secretary from July 20, 2000 to January 23, 2001. Before joining Meridian, Ms. Lueke was employed by Arthur Andersen LLP from June 1985 to January 1999, most recently as a Senior Audit Manager. Age: 44

[6] Susan A. Rolih was appointed Vice President of Regulatory Affairs and Quality Assurance on May 29, 2001. Before joining Meridian, Ms. Rolih held various regulatory and quality positions with Immucor, Inc. Age: 58

[7] Todd W. Motto was appointed Vice President Sales and Marketing on October 3, 2005. Prior to this, Mr. Motto served in a number of different sales and marketing positions for Meridian, beginning in 1993. Most recently, he served as Meridian's Director of Sales and Marketing, Meridian Bioscience Europe for the last five years. Age: 41

[8] Audit Committee Member.

[9] Compensation Committee Member.

[10] Includes 325 shares held by his wife, 2,258 shares held as custodian for his minor child and grandchildren, and 5,825 shares held by trusts of which Mr. Kreider is trustee and a beneficiary.

* Less than one percent.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 of the Securities Exchange Act of 1934 requires Meridian's executive officers, directors and persons who own more than ten percent of a registered class of Meridian's equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Based on a review of the copies of such forms received by it, Meridian believes that during the last fiscal year, all of its executive officers, directors and ten percent stockholders complied with the Section 16 reporting requirements. In making these statements, Meridian has relied upon examination of the copies of Forms 3, 4, and 5, and amendments thereto, and the written representation of its directors and executive officers.

CERTAIN RELATED PERSON TRANSACTIONS

Todd Motto, the adult son of William J. Motto, is Vice President, Sales and Marketing. Todd Motto received $343,311 in compensation for fiscal 2007. This compensation consisted of base salary of $168,273, bonus of $131,254 under the Officers' Performance Compensation

Plan, $8,834 of auto and professional allowances, $11,972 of retirement plan contributions, and $22,978 related to stock option awards.

Nasdaq rules require the Company to conduct an appropriate review of related party transactions required to be disclosed by the Company pursuant to SEC Regulation S-K Item 404 for potential conflict of interest situations on an ongoing basis and that all such transactions must be approved by the Audit Committee or another committee comprised of independent directors. As a result, the Audit Committee annually reviews all such related party transactions and approves each related party transaction if it determines that it is in the best interests of the Company. Additionally, the Audit Committee's Charter provides it the authority to review, approve and monitor transactions involving the Company and "related persons" (directors and executive officers or their immediate family members, or shareholders owning five percent or greater of the Company's outstanding stock). This also covers any related person transaction that meets the minimum threshold for disclosure in the proxy statement under the relevant SEC rules (generally, transactions involving amounts exceeding $120,000 in which a related person has a direct or indirect material interest). In considering the transaction, the Audit Committee may consider all relevant factors, including, as applicable, (i) the Company's business rationale for entering into the transaction; (ii) the alternatives to entering into a related person transaction; (iii) whether the transaction is on terms comparable to those available to third parties, or in the case of employment relationships, to employees generally; (iv) the potential for the transaction to lead to an actual or apparent conflict of interest and any safeguards imposed to prevent such actual or apparent conflicts; and (vi) the overall fairness of the transaction to the Company. While the Company adheres to this policy for potential related person transactions, the policy, except as described above, is not in written form and approval of such related person transactions are evidenced by internal Company resolutions where applicable and/or our practice of approving transactions in this manner.

COMPENSATION DISCUSSION AND ANALYSIS

Throughout this proxy statement, the individuals who served as the Company's Chief Executive Officer and Chief Financial Officer during fiscal 2007, as well as the other individuals listed in the Summary Compensation Table below, are referred to as the "named executive officers" or "NEOs".

Compensation Philosophy and Objectives

Our policies regarding executive compensation programs are intended to balance motivating, rewarding, and retaining executives with a competitive compensation package, and maximizing long-term shareholder value by linking compensation earned to both individual and Company performance. Compensation typically includes base salary, eligibility for annual cash bonuses and stock options contingent on Company performance, retirement plan contributions, and other Company-sponsored benefits. A significant portion of each executive officer's cash bonus and stock options are dependent upon achieving business and financial goals and realizing other performance objectives. Examples of Company performance metrics for which we measure achievement are sales growth, net earnings growth and profit margins (gross, operating income and net earnings). Annual performance targets for these metrics are set at or above industry averages and historical results. Our compensation programs are intended to reward individual contributions (for example, bringing a new product to market) and Company-wide achievement of performance metric targets (for example, overall sales and net earnings growth).

The Compensation Committee of the Board of Directors is responsible for the institution and ongoing oversight of compliance with this compensation philosophy. The Compensation Committee ensures that the total compensation paid to the NEOs is fair, reasonable, and competitive.

Establishing Compensation Levels

Compensation levels for the NEOs are driven by market pay levels, the executive officer's leadership performance and overall Company performance. The Compensation Committee relies upon a combination of judgment and guidelines, as well as market data, in determining the amount and mix of compensation elements for the CEO. The compensation levels for the President are recommended to the Compensation Committee by the CEO and for the other NEOs by the President. The Compensation Committee may decide to follow or modify such recommended levels of compensation. The Compensation Committee considers as crucial the input of our CEO and President in connection with its compensation processes and decisions relating to NEO compensation. Although the Compensation Committee is not obligated to follow their recommendations, the Compensation Committee views their input as meaningful.

Market Pay Levels

Market pay levels for the NEOs are determined annually in November for the upcoming calendar year. From time to time, at the request of the Compensation Committee, an outside financial advisor is used to gather and summarize for the Company public disclosures of executive compensation made by other companies in the diagnostic and life science industries, as well as those in the Greater Cincinnati area. This information concerns base salary, bonus awards and long-term incentive awards such as stock options for these peer companies, as well as their revenue, net earnings and market capitalization levels in order to take company size into consideration. The Compensation Committee uses this information as part of its decision-making process with respect to the Company's executive compensation programs.

Company Performance

We believe that certain Company performance metrics drive shareholder value through stock price appreciation and dividends. We take this belief into account in setting performance metric targets that are considered in establishing the performance-based component of our compensation programs. Performance metric targets that are taken into consideration in our compensation programs include sales growth, earnings growth and profit margins. These targets are set at or above industry averages and historical results.

Our performance-based cash bonus and stock option programs operate under the fundamental principle that minimum levels of net earnings be achieved prior to any compensation being earned under these programs. Net earnings targets are determined based on what the Company believes to be meaningful growth rates relative to its industry peers and the Company's performance objectives. Stock options granted under performance programs are forfeited if the Company does not meet its minimum earnings targets as specified in each grant.

Recovery of Prior Awards

Except as provided by applicable laws and regulations, we do not have a policy with respect to adjustment or recovery of awards or payments if relevant company performance measures upon which previous awards were based are restated or otherwise adjusted in a manner that would reduce the size of such award or payment. Under those circumstances, we expect that the Compensation Committee and the Board would evaluate whether compensation adjustments were appropriate based upon the facts and circumstances surrounding the applicable restatement or adjustment.

Tally Sheets

In setting the NEOs' compensation, the Compensation Committee reviews all components of the executive officers' compensation through the use of tally sheets. These tally sheets provide the amount of total compensation paid or earned by the NEO based on his or her base salary, cash bonus, stock options, retirement contributions, and perquisites. The tally sheets reviewed provide all of the information that is reflected in the Summary Compensation Table except for amounts and descriptions of perquisites not required to be specifically identified by SEC regulations. The review by the Compensation Committee analyzes how changes in any element of compensation would impact other elements, particularly severance or change in control benefits, if applicable to the executive. Although this year such analysis did not result in the determination of certain awards, such analysis has become an important component in the Compensation Committee's review of executive compensation as the tally sheet allows the Compensation Committee to consider an executive's overall compensation rather than only one or two specific components of an executive's compensation. This allows the Compensation Committee to make compensation decisions and evaluate management recommendations based on a complete analysis of an executive's total compensation.

Components of Executive Compensation for 2007

Meridian's executive compensation and benefits packages consist of: base salary, cash bonuses, long-term incentive awards in the form of stock options, and Company-sponsored benefit and retirement plans. Each of these components is detailed below.

Element	Form of Compensation	Purpose
Base Salaries	Cash	Provides competitive, fixed compensation to attract and retain exceptional executive talent
Annual Cash Incentives	Cash	Provides a direct financial incentive to achieve corporate and individual operating goals
Long-Term Equity Incentives	Incentive stock options, non-qualified stock options, restricted stock and stock appreciation rights	Encourages executive officers to build and maintain a long-term equity ownership position in Meridian so that their interests are aligned with our shareholders
Health, Retirement and Other Benefits	Eligibility to participate in benefit plans generally available to our employees, including Retirement Plan contributions, premiums paid on long-term disability and life insurance policies; and certain perquisites	Benefit plans are part of a broad-based employee benefits program; the perquisites provide competitive benefits to our executive officers

Base Salary

The Company pays salaries that are designed to attract, motivate and retain experienced executives who will drive superior Company performance and maintain long-term shareholder value. The Compensation Committee considers recommendations from the CEO and the President and approves annual base salaries that are commensurate with each NEO's responsibilities and performance, as well as Company performance in the prior fiscal year, which are competitive with similar positions locally and in the industry. Salaries are set on a calendar year basis and therefore salaries paid in the first three months of each fiscal year beginning October 1st are set in the prior fiscal year.

For 2007, the CEO and the President provided recommendations to the Compensation Committee for salary increases for the NEOs other than themselves, ranging from 3% to 5%. The Compensation Committee followed these recommendations. The Compensation Committee set the salary increase for the CEO and the President at 8% based on their satisfaction with the accomplishments of those officers in fiscal 2006.

Cash Bonuses

The Compensation Committee believes that employees should be rewarded based on Company results and individual performance. The Compensation Committee awards cash bonuses pursuant to the Officers' Performance Compensation Plan, contingent upon Company performance. Cash bonuses, if earned, are paid in the first quarter of each fiscal year, for the prior year's performance.

Company Performance Component

The 2007 Plan, approved by shareholders in 2006, provided for the granting of cash bonuses as a percent of base salary if 2007 earnings reached at least $22,300,000, which was a meaningful increase from the 2006 actual earnings of $18,333,000. The 2007 Plan also provided for increasing bonus awards tied to increasing net earnings beyond the initial minimum level. Depending on the level of net earnings achieved and the application of the personal multiplier, cash bonuses could range from 5% to 120% of base salary.

The minimum earnings threshold of $22,300,000 and the corresponding earnings tiers for increasing bonus awards were established on the basis that the favorable adjustment to tax reserves in the amount of $2,425,000, related to the expiration of the statute of limitations on certain income tax returns would be excluded because this was a discrete event that was not an element of current year operating strategies.

Actual net earnings for 2007 were $24,296,000, excluding the favorable tax reserve adjustment discussed above, a record for the Company and 33% growth over 2006, which represented achievement at the Level 5 threshold. The 2007 Plan included six net earnings thresholds.

Individual Performance Component

Cash bonuses are also subject to the application of a personal achievement multiplier as recommended by management, except that no such recommendation is made by management for the CEO. The Compensation Committee followed these recommendations for fiscal 2007. The Compensation Committee set the personal achievement multiplier for the CEO at the highest level being paid to several other officers based on his leadership of the Company in 2007 and its overall sales and net earnings growth.

In evaluating the personal achievement multipliers for the NEOs for 2007, the Compensation Committee took into consideration the Company's record sales and net earnings, its sales and net earnings growth rates over 2006, and the individual achievements and leadership of the NEOs that led to the record operating results.

Cash bonuses earned by the NEOs are included in the "Bonus" column of the Summary Compensation Table on page 31.

2008

At its November 14, 2007 meeting, the Compensation Committee approved the Officers' Performance Compensation Plan for fiscal 2008. The 2008 Plan will award cash bonuses if 2008 net earnings reach at least $29,000,000, which the Compensation Committee believes is a meaningful increase from 2007 net earnings of $24,296,000, excluding the favorable tax reserve adjustment discussed above. The 2008 Plan also provides for increasing bonus awards tied to increasing net earnings beyond the initial minimum level. Depending on the level of net earnings achieved and the application of the personal multiplier, cash bonuses could range from 5% to 120% of base salary, similar to the 2007 Plan discussed above.

Long-term incentive awards

Long-term incentive awards in 2007 consisted of stock options. The Compensation Committee believes that equity-based compensation encourages employees to commit to the long-term goals of the Company. This ensures that the Company's NEOs have a stake in the long-term creation of shareholder value.

Stock option awards are contingent upon Company earnings levels and are made annually to all NEOs. On November 15, 2006, the Compensation Committee awarded each NEO options to purchase 15,750 shares of Common Stock at an exercise price equal to the closing market price on that date. These options have a maximum term of ten years, but were subject to forfeiture if earnings did not reach $23,600,000. Similar to the discussion under Cash Bonuses, this minimum earnings threshold was established on the basis that the favorable adjustment to tax reserves in the amount of $2,425,000 related to the expiration of the statute of limitations on certain income tax returns would be excluded. This earnings level was exceeded and these options are now in effect, vesting in three equal installments beginning November 14, 2008. These options are reflected in the option tables presented in this proxy statement.

At its meeting on November 14, 2007, the Compensation Committee awarded each NEO options to purchase 15,750 shares of Common Stock at an exercise price equal to the closing market price on this date. These options have a maximum term of ten years and are subject to forfeiture if 2008 earnings do not reach $30,775,000.

Although Meridian does not have a written policy regarding the timing or practices related to granting equity awards, neither Meridian nor the Compensation Committee engages in spring-loading, back-dating or bullet-dodging practices. Stock options are generally granted at a regularly scheduled meeting of the Compensation Committee in the first quarter of the fiscal year, after Meridian issues a press release announcing the results of the prior fiscal year. Stock options are granted at the closing market price on the date of grant, pursuant to the 2004 Equity Compensation Plan. Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including no rights to vote or to receive dividends. Options granted to the NEOs are set forth in the Grants of Plan-Based Awards Table on page 32.

Company-Sponsored Benefit and Retirement Plans

Meridian provides Company-sponsored benefit and retirement plans to the NEOs. In general, executives participate in the Company's benefit and retirement plans on the same basis as other Company employees. The core benefit package includes health, dental, short and long-term disability, and group term life insurance. Meridian generally provides retirement benefits to executives through qualified (under the Internal Revenue Code) defined contribution plans.

In 1995, the Company entered into a salary continuation agreement with John A. Kraeutler to supplement Mr. Kraeutler's retirement savings. This agreement provides additional compensation after retirement or separation from the Company under certain circumstances and is funded by a life insurance policy with premiums paid by the Company. Mr. Kraeutler's benefit is limited to the cash surrender value of the life insurance policy. Meridian incurred expense of $18,120 in premiums during fiscal 2007.

Other Personal Benefits

Allowances for automobiles and professional, financial, and tax planning are made available to Meridian's NEOs and other corporate officers. The costs to the Company are included in the All Other Compensation Table on page 31. The Company believes these perquisites to be reasonable, comparable to peer companies, and consistent with the Company's overall executive compensation philosophy.

Interplay of Compensation Elements

We believe that each element of our compensation program plays a substantial role in maximizing long-term value for our shareholders and employees because of the significant emphasis on pay-for-performance principles. Generally, in 2007 approximately 37% to 49% of an NEO's total compensation was dependent upon achieving business and financial goals, and realizing other performance objectives identified in the Performance Compensation Plan. As such, through this mix of pay, non-performance has a significant effect on the amount of compensation realized by executive officers.

We consider competitive market compensation paid by other companies, such as similarly sized greater-Cincinnati based companies and industry peers, but we do not attempt to maintain a certain target percentile within a peer group or otherwise rely on that data to determine executive compensation. Rather, Meridian incorporates flexibility into our compensation programs and in the assessment process to respond to and adjust for the evolving business environment. We strive to achieve an appropriate mix between equity incentive awards and cash payments in order to meet our objectives. We use the Performance Compensation Plan as another tool to assess an executive's total pay opportunities and whether we have provided the appropriate incentives to accomplish our compensation objectives. Our mix of compensation elements is designed to reward recent results and motivate long-term performance through a combination of cash and stock option awards. We also seek to balance compensation elements that are based on financial, operational and strategic metrics with others that are based on the performance of Meridian shares via application of the personal multiplier component of cash bonuses for the CEO and President. We believe the most important indicator of whether our compensation objectives are being met is our ability to motivate our NEOs to deliver superior performance and retain them to continue their careers with Meridian on a cost-effective basis.

Internal Pay Equity

The Compensation Committee believes that the relative difference between the CEO's compensation and the compensation of the Company's other executives has not increased significantly over the years. Further, the Compensation Committee believes that the Company's internal pay equity structure is consistent with our peer group and is appropriate based upon the contributions to the success of the Company and as a means of motivation to other executives and employees.

Tax Deductibility of Pay

Section 162(m) of the Internal Revenue Code contains compensation deduction limitations for certain highly compensated employees. One exception to this limitation is for performance-based compensation that is approved by, among other things, a committee of "outside directors" (as defined under IRS treasury regulations). While Mr. Kreider, the Chairman of the Compensation Committee, participates in the discussions regarding executive compensation, he recuses himself from voting on all performance-based compensation issues so that the Company can take full advantage of the above-described performance-based compensation deduction under Section 162(m). The Committee believes that all compensation paid to the NEOs for fiscal year 2007 is properly deductible under Section 162(m), but no assurance can be made in this regard.

Actions of the Committee

In several meetings during the year, the CEO and the Compensation Committee Chairman discussed, among other things, Meridian's compensation system and its effectiveness in attracting and retaining top notch employees. Both believed that the system, including the Officers' Performance Compensation Plan, is understood by employees and shareholders and has worked well in practice. They noted that the underlying principles in this Plan have been followed for many years, even when, as in 2001, following such principles resulted in no bonuses being awarded and performance stock options being forfeited. The Committee discussed on a number of occasions the advisability of engaging a compensation consultant. The Compensation Committee concluded that it did not want to engage a compensation consultant this year, in part because of the relatively small number of executive officers and their frequent interaction.

At its November 15, 2006 meeting, the Compensation Committee discussed these matters, both with and without the presence of management. The Compensation Committee discussed the recommendations of the CEO and the President for compensation levels for all officers and answered questions about individual recommendations and the general pay increases to be paid throughout the Company. The Committee then made the compensation decisions, which are reflected in the figures presented in this Proxy Statement.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on these reviews and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's proxy statement on Schedule 14A.

Members of the Compensation Committee:

Gary P. Kreider (Chairman)
Robert J. Ready
James A. Buzard
David C. Phillips

SUMMARY COMPENSATION TABLE

The following table summarizes the aggregate compensation paid, or earned, by each of the NEOs for the fiscal year ended September 30, 2007.

Name and Principal Position (a)	Year (b)	Salary (c)	Bonus[1] (d)	Stock Awards (e)	Option Awards[2] (f)	Non-Equity Incentive Plan Compensation (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (h)	All Other Compensation[3] (i)	Total
William J. Motto Chairman of the Board of Directors, Chief Executive Officer	2007	$494,904	$378,750	$ -	$109,666	$ -	$ -	$91,077	$1,074,397
Melissa A. Lueke Vice President, Chief Financial Officer, and Secretary	2007	$192,283	$146,251	$ -	$22,978	$ -	$ -	$20,878	$382,390
John A. Kraeutler President, Chief Operating Officer	2007	$391,928	$300,005	$ -	$109,666	$ -	$ -	$42,925	$844,524
Antonio A. Interno[4] Senior Vice President, President and Managing Director, MBE	2007	$353,575	$220,983	$ -	$109,666	$ -	$ -	$42,476	$726,700
Richard L. Eberly, Executive Vice President, President Meridian Life Science	2007	$250,121	$142,380	$ -	$22,978	$ -	$ -	$28,097	$443,576

[1] The amounts shown in this column reflect payments made pursuant to the Officers' Performance Compensation Plan.

[2]The amounts shown reflect the dollar amounts recognized for financial statement reporting purposes with respect to fiscal year 2007 in accordance with SFAS No. 123(R). A discussion of the assumptions used in calculating these values may be found in Note 8 (b) on page 63 to Company's Annual Report on Form 10-K filed November 30, 2007.

[3] See All Other Compensation chart below for amounts, which includes certain Company contributions, perquisites and other personal benefits.

	William J. Motto	Melissa A. Lueke	John A. Kraeutler	Antonio A. Interno	Richard L. Eberly
Retirement Contributions	$12,158	$12,079	$12,158	$15,892	$14,967
Auto Lease / Auto Allowance	18,919	6,000	15,798	26,584	12,000
Financial and Tax Planning	60,000	2,799	14,969	-	1,130
Totals	$91,077	$20,878	$42,925	$42,476	$28,097

[4] Mr. Interno's salary and bonus were €266,001 and €166,250, respectively in 2007. All conversions were made at the average exchange rate for fiscal 2007.

GRANTS OF PLAN-BASED AWARDS

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($) (c)	Target ($) (d)	Max ($) (e)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold ($) (f)	Target ($) (g)	Max ($) (h)	All other Stock Awards: Number of Shares of Stock or Units (#) (i)	All other Option Awards: Number of Securities Underlying Options (#)[1] (j)	Exercise of Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards[2] (l)
William J. Motto	11/15/06	-	-	-	-	-	-	-	15,750	$16.554	$109,666
Melissa A. Lueke	11/15/06	-	-	-	-	-	-	-	15,750	$16.554	$70,277
John A. Kraeutler	11/15/06	-	-	-	-	-	-	-	15,750	$16.554	$109,666
Antonio A. Interno	11/15/06	-	-	-	-	-	-	-	15,750	$16.554	$109,666
Richard L. Eberly	11/15/06	-	-	-	-	-	-	-	15,750	$16.554	$70,277

[1] Stock option awards have a ten-year term and vest in three equal annual installments, starting with the earnings release indicating that performance targets were met.

[2] The amounts shown reflect the dollar amounts to be recognized for financial statement reporting purposes in accordance with SFAS No. 123(R). A discussion of the assumptions used in calculating these values may be found in Note 8 (b) on page 63 to Company's Annual Report on Form 10-K filed November 30, 2007.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information on the current holdings of stock option awards by the NEOs under Meridian's 2004 Equity Compensation and 1996 Stock Option Plans. The columns related to stock awards have been deleted because there are no outstanding stock awards held by any of the NEOs.

Under the Company's stock option plans, general stock option awards have a ten-year term and vest in four equal annual installments from the date of grant. The Company's performance-based options, if earned, vest in three equal annual installments, beginning on the date of the earnings release indicating that performance targets were met for the period.

Name	Number of Securities Underlying Unexercised Option (#) Exercisable	Number of Securities Underlying Unexercised Option (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Grant Date	Option Expiration Date
William J. Motto	-	113,063[4]	-	$2.090	10/01/2001	09/30/2011
	7,988[1]	-	-	$2.800	11/19/2002	11/19/2012
	15,750[2]	-	-	$4.525	12/02/2003	12/02/2013
	10,500[2]	5,250[2]	-	$7.280	12/07/2004	12/07/2014
	5,250[2]	10,500[2]	-	$14.007	11/10/2005	11/10/2015
	-	15,750[2]	-	$16.554	11/15/2006	11/15/2016
Melissa A. Lueke	-	22,500[4]	-	$2.090	10/01/2001	09/30/2011
	5,250[2]	-	-	$4.525	12/02/2003	12/02/2013
	5,250[2]	5,250[2]	-	$7.280	12/07/2004	12/07/2014
	5,250[2]	10,500[2]	-	$14.007	11/10/2005	11/10/2015
	-	15,750[2]	-	$16.554	11/15/2006	11/15/2016
John A. Kraeutler	25,312[6]	-	-	$5.556	04/22/1998	04/21/2008
	16,875[5]	-	-	$5.556	04/22/1998	04/21/2008
	56,250[3]	-	-	$3.000	10/30/1998	09/30/2008
	28,125[3]	-	-	$3.195	11/16/2000	11/15/2010
	-	123,751[4]	-	$2.090	10/01/2001	09/30/2011
	35,550[1]	-	-	$2.800	11/19/2002	11/19/2012
	5,250[2]	-	-	$4.525	12/02/2003	12/02/2013
	5,250[2]	5,250[2]	-	$7.280	12/07/2004	12/07/2014
	5,250[2]	10,500[2]	-	$14.007	11/10/2005	11/10/2015
	-	15,750[2]	-	$16.554	11/15/2006	11/15/2016
Antonio A. Interno	-	22,500[4]	-	$2.090	10/01/2001	09/30/2011
	-	5,250[2]	-	$7.280	12/07/2004	12/07/2014
	-	10,500[2]	-	$14.007	11/10/2005	11/10/2015
	-	15,750[2]	-	$16.554	11/15/2006	11/15/2016
Richard L. Eberly	-	22,500[4]	-	$2.090	10/01/2001	09/30/2011
	5,250[2]	-	-	$4.525	12/02/2003	12/02/2013
	5,250[2]	5,250[2]	-	$7.280	12/07/2004	12/07/2014
	5,250[2]	10,500[2]	-	$14.007	11/10/2005	11/10/2015
	-	15,750[2]	-	$16.554	11/15/2006	11/15/2016

[1] Options vested on 12/31/2003.

[2] Options vest in three equal annual installments beginning one year from public earnings release date for the fiscal year ending immediately following the grant date, indicating that performance targets were met, occurring approximately one year from date of grant.

[3] Options vested in four equal annual installments beginning one year from the date of grant.

[4] Options vest on 10/01/2010.

[5] Options vested on 04/22/2002.

[6] Options vested in three equal annual installments beginning on 04/22/1999.

OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) [1]	Number of Shares Acquired on Vesting (#)	Value Realized On Vesting ($)
(a)	(b)	(c)	(d)	(e)
William J. Motto	-	$ -	-	-
Melissa A. Lueke	41,063	$637,450	-	-
John A. Kraeutler	115,200	$1,983,006	-	-
Antonio A. Interno	10,500	$114,287	-	-
Richard L. Eberly	10,500	$134,447	-	-

[1] Amounts reflect the difference between the exercise price of the option and the market price at the time of exercise.

NONQUALIFIED DEFERRED COMPENSATION

The following table sets forth, for each of the NEOs, certain information concerning nonqualified deferred compensation for fiscal 2007.

Name	Executive Contributions during FY 2007	Registrant Contributions during FY 2007	Aggregate Earnings during FY 2007	Aggregate Withdrawals / Distributions	Aggregate Balance at 09/30/2007
William J. Motto	-	-	-	-	-
Melissa A. Lueke	-	-	-	-	-
John A. Kraeutler	-	18,120	-	-	211,757
Antonio A. Interno	-	-	-	-	-
Richard L. Eberly	-	-	-	-	-

Our 401(k) Savings Plan ("401(k) Plan") allows all US employees of the company as of the first day of their employment to set aside a portion of their compensation each year for their retirement needs up to the limits set by the Internal Revenue Code. The Company contributes a matching contribution of 100% of the first 3% of the employee's contribution (i.e. up to 3% of an employee's salary) subject to Internal Revenue Code limitations. The Company may also contribute a profit-sharing contribution at its discretion. Employee contributions are 100% vested immediately, while Company contributions are subject to a graded vesting schedule of 20% per year for 5 years. Participants are entitled to direct the investment of their accounts among various mutual funds selected by the Company's Fiduciary Committee. The Plan also provides that Company discretionary profit sharing contributions may be invested in Company stock. Participants who terminate employment are entitled to receive the vested portion of their accounts.

Antonio A. Interno, senior Vice President, President and Managing Director of our European operations, is a non-US employee. Mr. Interno receives a profit sharing allocation that is commensurate with amounts received by executive officers who are US employees and participate in our 401(k) Plan. Mr. Interno also receives retirement contributions based on amounts contributed by Meridian Bioscience Europe srl pursuant to the Italian government pension system, INPS. The amount of such contribution was $10,633 for fiscal 2007.

A salary continuation agreement with John A. Kraeutler allows the Company to contribute amounts above the IRS limit. This agreement provides additional compensation after retirement or separation from the Company under certain circumstances and is funded by a life insurance policy with premiums paid by the Company. Mr. Kraeutler's benefit is limited to the cash surrender value of the policy.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

In the case of a disability, Meridian is obligated to pay Mr. Motto 60% of his total annual salary and bonus for a period of up to 60 months. In the case of death, Meridian is obligated to pay to Mr. Motto's designated beneficiaries up to $1 million. These benefits are to be reduced by the gross amount of any life insurance payments or disability insurance payments made to Mr. Motto, or his beneficiaries as the case may be, under any insurance policy or program maintained by Meridian, other than group term life insurance programs maintained for all employees.

Mr. Kraeutler and Meridian are parties to an employment agreement dated February 15, 2001 which sets forth compensation, non-competition, benefit and severance provisions and provides for a payment equal to three times Mr. Kraeutler's base salary (plus any salary earned but not paid) and 3-year average annual performance bonus upon the occurrence of certain events, including a change in control of Meridian. In the case of disability, Meridian is obligated to pay Mr. Kraeutler 100% of his base and performance compensation, averaged from the three preceding fiscal years, until age 65. The agreement was effective for a period of 36 months commencing February 15, 2001, automatically extending each day for additional 36-month periods until either party terminates the agreement.

Had a change in control occurred on September 30, 2007, Mr. Kraeutler would have been entitled to the following under the agreement:

Salary	$1,080,624
Annual Performance Bonus	1,090,265
Total Payment	$2,170,889

DIRECTOR COMPENSATION

For 2007, non-employee directors of Meridian receive $22,000 per year for serving as a directors and as members of committees of the Board. They also receive $1,500 for each meeting of the Board and $1,000 for each committee meeting attended. They receive $750 for each Board meeting and $500 for each committee meeting held by telephone. The Audit Committee Chairman receives an additional $8,000 annually and the Compensation Committee Chairman receives an additional $3,000 annually. The Board Secretary receives an additional $1,000 for serving at each meeting of a committee of which he is not a member. Each non-employee director is also granted a non-qualified option to purchase 7,500 common shares at the time of election or re-election to the Board of Directors, with the exercise price being the closing sale price on Nasdaq reported on the date of grant. Directors who are employees of Meridian are not separately compensated for serving as directors.

The following table provides information on compensation related to fiscal 2007 for non-employee directors who served during fiscal 2007.

Name (1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
James A. Buzard	$37,000	-	$53,602	-	-	-	$90,602
Gary P. Kreider	$41,000	-	$53,602	-	-	-	$94,602
David C. Phillips	$45,000	-	$53,602	-	-	-	$98,602
Robert J. Ready	$36,000	-	$53,602	-	-	-	$89,602

[1]The amounts shown reflect the dollar amounts recognized for financial statement reporting purposes with respect to fiscal year 2007 in accordance with SFAS No. 123(R). A discussion of the assumptions used in calculating these values may be found in Note 8 (b) on page 63 to Company's Annual Report on Form 10-K filed November 30, 2007.

On November 14, 2007, the Compensation Committee increased beginning 2008 the annual retainer for non-employee Board members to $30,000.

SHAREHOLDER PROPOSALS FOR NEXT YEAR

The deadline for shareholder proposals to be included in the Proxy Statement for next year's meeting is August 19, 2008.

The form of Proxy for this meeting grants authority to the designated proxies to vote in their discretion on any matters that come before the meeting except those set forth in Meridian's Proxy Statement and except for matters as to which adequate notice is received. In order for a notice to be deemed adequate for the 2008 Annual Shareholders' Meeting, it must be received prior to November 4, 2008. If there is a change in the anticipated date of next year's annual meeting or these deadlines by more than 30 days, we will notify you of this change through our Form 10-Q filings.

Meridian's Code of Regulations provides that only persons nominated by an officer, director or in writing by a shareholder at least 5 days prior to the meeting at which directors are to be selected shall be eligible for election and that shareholder proposals be presented at least 15 days prior to the meeting.

QUESTIONS?

If you have questions or need more information about the annual meeting, write to:

Melissa Lueke, Vice President, Chief Financial Officer and Secretary
Meridian Bioscience, Inc.
3471 River Hills Drive
Cincinnati, Ohio 45244
or call us at (513) 271-3700.

For information about your record holdings call the Computershare Shareholder Services at (888) 294-8217.

ANNEX A
AMENDMENT TO AMENDED CODE OF REGULATIONS

ARTICLE X

Amendments

This Code of Regulations of the Corporation (and as it may be amended from time to time) may be amended or added to by the affirmative vote or the written consent of the Shareholders of record entitled to exercise a majority of the voting power on such proposal or by the directors to the extent permitted by the Ohio Revised Code; provided, however, that if an amendment or addition is adopted by written consent without a meeting of the Shareholders, it shall be the duty of the Secretary to enter the amendment or addition in the records of the Corporation, and to mail a copy of such amendment or addition to each Shareholder of record who would be entitled to vote thereon and did not participate in the adoption thereof.

ANNEX B
AMENDMENT FOR 2004 EQUITY COMPENSATION PLAN

4.1 Common Stock. Subject to adjustment as provided in Section 4.2, the number of Common Shares which may be issued under this Plan shall not exceed ~~975,000~~3,000,000 Common Shares. If any Award granted under this Plan shall expire, terminate or be canceled for any reason without having been exercised in full, the number of shares of Common Shares not acquired that are subject to such Award shall again be available for future grants. The Committee may make such other determinations regarding the counting of shares of Common Shares issued pursuant to this Plan as it deems necessary or advisable, provided that such determinations shall be permitted by law. Common Stock underlying a canceled Stock Option shall be counted against the maximum number of Common Shares for which Stock Options may be granted to an Eligible Employee or Advisor. The repricing of Stock Options shall be strictly prohibited under this Plan.

Corporate Data

Corporate Headquarters
3471 River Hills Drive
Cincinnati, Ohio 45244
(513) 271-3700

Legal Counsel
Keating Muething & Klekamp PLL
Cincinnati, Ohio

Independent Public Accountants
Grant Thornton LLP
Cincinnati, Ohio

Transfer Agent, Registrar and Dividend Reinvestment Administration
Shareholders requiring a change of name, address or ownership of stock, as well as information about shareholder records, lost or stolen certificates, dividend checks, dividend direct deposit, and dividend reinvestment should contact: Computershare Investor Services LLC, P. O. Box 43078, Providence, RI 02940-3078; (888) 294-8217 or (312) 601-4332: e-mail web.queries@computershare.com; or submit your inquiries online through www.computershare.com/contactus.

Annual Meeting
The annual meeting of the shareholders will be held on Tuesday, January 22, 2008 at 3:00 p.m. Eastern Time at the Holiday Inn Eastgate, 4501 Eastgate Boulevard, Cincinnati, OH 45245.
Directions to the Holiday Inn Eastgate can be found on our website: www.meridianbioscience.com.

Common Stock Information
NASDAQ Global Select Market Symbol: "VIVO," Approximate number of beneficial holders: 27,000, Approximate number of record holders: 900.

The following table sets forth by calendar quarter the high and low sales prices of the Common Stock on the NASDAQ Global Select Market.

Years Ended September 30,	2007		2006	
Quarter ended:	High	Low	High	Low
December 31	17.160	13.840	15.340	11.840
March 31	19.950	16.250	18.490	13.410
June 30	22.470	18.390	18.670	14.310
September 30	31.200	21.300	16.890	12.830

Directors and Officers

Directors

William J. Motto
Chairman of the Board and Chief Executive Officer

John A. Kraeutler
President and Chief Operating Officer

James A. Buzard, Ph.D.
Retired Executive Vice President, Merrell Dow Pharmaceuticals, Inc.

Gary P. Kreider
Senior Partner, Keating Muething & Klekamp PLL

Robert J. Ready
Chairman of the Board and President, LSI Industries, Inc.

David C. Phillips
Co-founder, Cincinnati Works, Inc.

Officers

William J. Motto
Chairman of the Board and Chief Executive Officer

John A. Kraeutler
President and Chief Operating Officer

Richard L. Eberly
Executive Vice President, President Meridian Life Science

Lawrence J. Baldini
Executive Vice President, Operations and Information Systems

Antonio A. Interno
Senior Vice President, President and Managing Director, Meridian Bioscience Europe

Melissa A. Lueke
Vice President, Chief Financial Officer

Susan D. Rolih
Vice President, Regulatory Affairs and Quality Assurance

Todd W. Motto
Vice President, Sales and Marketing



Meridian Bioscience,® Inc. 30 YEARS 1977 – 2007

Inspired Science. Trusted Solutions.®

Corporate Office
3471 River Hills Drive • Cincinnati, OH 45244
Tel.: +1 (513) 271-3700 • Fax: +1 (513) 271-3762
E-mail: *mbi@meridianbioscience.com*
www.meridianbioscience.com



Meridian Bioscience® Europe

Inspired Science. Trusted Solutions.®

Meridian Bioscience Europe s.r.l.
Via dell'Industria, 7 • 20020 Villa Cortese, Milano • ITALY
Tel.: +39 0331 433 636 • Fax: +39 0331 433 616
E-mail: *info@mdeur.com*

Meridian Bioscience Europe France
Le Quadra • 455, Promenade des Anglais • 06299 Nice Cedex 3 • FRANCE
Tel.: +33 (0)4 93 18 72 10 • Fax: +33 (0)4 93 18 72 11
E-mail: *info@meridianbioscience.fr*

Meridian Bioscience Europe s.a./n.v.
Rue de l'Industrie 7 • 1400 Nivelles • BELGIUM
Tel.: +32 (0)67 89 59 59 • Fax: +32 (0)67 89 59 58
E-mail: *info@mdeur.be*

Meridian Bioscience Europe b.v.
Halderheiweg, 6 • 5282 SN Boxtel • THE NETHERLANDS
Tel.: +31 (0)411 62 11 66 • Fax: +31 (0)411 62 48 41
E-mail: *meridian.info@planet.nl*



Meridian Life Science, Inc.

Innovative Solutions. Trusted Partner.

www.meridianlifescience.com


BIODESIGN
International

60 Industrial Park Road • Saco, ME USA 04072
Tel: +1 (207) 283-6500 • Fax: +1 (207) 283-4800
E-mail: *info@meridianlifescience.com*


OEM
Concepts

1121 Holland Drive, Bay #27 • Boca Raton, FL USA 33487
Tel: +1 (561) 241-0223 • Fax: +1 (561) 241-0337
E-mail: *info@meridianlifescience.com*


Viral
Antigens


Meridian
Biologics

5171 Wilfong Road • Memphis, TN USA 38134
Tel: +1 (901) 382-8716 • Fax: +1 (901) 382-0027
For Viral Antigens: E-mail: *viral.antigens@meridianlifescience.com*
For Meridian Biologics: E-mail: *cGMP@meridianlifescience.com*

END